Exhibit 99.1

PetroChina 2022 INTERIM REPORT PETROCHINA COMPANY LIMITED (a joint stock limited company incorporated in the People’s Republic of China with limited liability) Stock Code: 857

PetroChina 2022interim report PETROCHINA COMPANY LIMITED

This interim report contains certain forward-looking statements with respect to the financial position, operational results and business of the Group. These forward-looking statements are, by their nature, subject to significant risk and uncertainties because they relate to events and depend on circumstances that may occur in the future and are beyond our control. The forward-looking statements reflect the Group’s current views with respect to future events and are not a guarantee for future performance, nor do these statements constitute substantial undertakings to investors by the Group. Actual results may differ from the information contained in the forward-looking statements. Investors shall be aware of the risks relating to investments.

CONTENTS 003 CORPORATE PROFILE 006 SUMMARY OF FINANCIAL DATA AND FINANCIAL INDICATORS 009 CHANGES IN SHARE CAPITAL AND INFORMATION ON SHAREHOLDERS 013 DIRECTORS’REPORT 034 SIGNIFICANT EVENTS 052 DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT 055 RELEVANT INFORMATION ON THE BONDS FINANCIAL STATEMENTS 059 PREPARED IN ACCORDANCE WITH CHINA ACCOUNTING STANDARDS 154 PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS 180 DOCUMENTS AVAILABLE FOR INSPECTION 181 CONFIRMATION FROM THE DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

002 IMPORTANT NOTICE 2022 INTERIM REPORT IMPORTANT NOTICE The board of directors (the “Board” or “Board of Directors”), supervisory committee (“Supervisory Committee”) and all directors (“Directors”), supervisors (“Supervisors”) and senior management (“Senior Management”) of PetroChina Company Limited (the “Company”) warrant the truthfulness, accuracy and completeness of the information contained in this interim report and that there are no material omissions from, misrepresentation or misleading statements contained in the interim report, and severally and jointly accept full responsibility hereof. No substantial shareholder of the Company has obtained any funds from the Company from non-operating activities. This interim report was approved at the seventeenth meeting of the eighth session of the Board. Mr. Hou Qijun, the Vice Chairman of the Board, and Mr. Jiao Fangzheng, an executive Director, were absent from the seventeenth meeting of the eighth session of the Board due to work arrangement, but had authorised Mr. Huang Yongzhang, an executive Director and the President of the Company, and Mr. Ren Lixin, an executive Director, in writing to attend the meeting by proxy and exercise their voting rights on their behalf, respectively. Mr. Dai Houliang, Chairman of the Board, Mr. Huang Yongzhang, Director and President, and Mr. Wang Hua, Chief Financial Officer, warrant the truthfulness, accuracy and completeness of the financial statements included in this interim report. The financial statements of the Company and its subsidiaries (the “Group”) have been prepared in accordance with China Accounting Standards (“CAS”) and International Financial Reporting Standards (“IFRS”), respectively. The financial statements in this interim report are unaudited. In overall consideration of situations such as the operating results, financial position and cash flow of the Company, to provide returns to the shareholders, the Board has resolved to declare an interim dividend of RMB0.20258 yuan per share (inclusive of applicable tax) for 2022 on the basis of a total of 183,020,977,818 shares of the Company as at June 30, 2022. The total amount of the interim dividends payable is RMB37,076 million.

CORPORATE PROFILE 003 CORPORATE PROFILE The Company was established as a joint stock company with limited liability under the Company Law of the People’s Republic of China (the “PRC” or “China”) on November 5, 1999 as part of the restructuring of the China National Petroleum Corporation (the Chinese name has been changed from 中國石油天然氣集團公司 to 中國石油天然氣集團有限公司 ,the abbreviation of which is “CNPC” before and after the change of name). The Group is the largest oil and gas producer and seller occupying a leading position in the oil and gas industry in the PRC and one of the largest companies in the PRC in terms of revenue and one of the largest oil companies in the world. The Group principally engages in, among others, the exploration, development, transmission, production and sales of crude oil and natural gas, as well as the new energy business; the refining of crude oil and petroleum products; the production and sales of basic and derivative chemical products and other chemical products, as well as the new material business; the marketing of refined-oil and non-oil products and trading business; and the transmission and sales of natural gas. The American Depositary Shares (the “ADSs”), H shares and A shares of the Company were listed on the New York Stock Exchange, The Stock Exchange of Hong Kong Limited (the “HKEx” or “Hong Kong Stock Exchange”) and Shanghai Stock Exchange on April 6, 2000, April 7, 2000 and November 5, 2007, respectively. Registered Chinese Name of the Company: 中國石油天然氣股份有限公司 English Name of the Company: PetroChina Company Limited Legal Representative of the Company: Dai Houliang Secretary to the Board: Wang Hua Address: No. 9 Dongzhimen North Street Dongcheng District Beijing, PRC Telephone: 86 (10) 5998 2622 Facsimile: 86 (10) 6209 9557 Email Address: ir@petrochina.com.cn

004 CORPORATE PROFILE 2022 INTERIM REPORT Representative on Securities Matters: Liang Gang Address: No. 9 Dongzhimen North Street Dongcheng District Beijing, PRC Telephone: 86 (10) 5998 6959 Facsimile: 86 (10) 6209 9557 Email Address: ir@petrochina.com.cn Chief Representative of Hong Kong Representative Office: Wei Fang Address: Suite 3705, Tower 2, Lippo Centre 89 Queensway, Hong Kong Telephone: (852) 2899 2010 Facsimile: (852) 2899 2390 Email Address: hko@petrochina.com.hk Legal Address of the Company: 16 Andelu Dongcheng District Beijing, PRC Postal Code: 100011 Office Address of the Company: No. 9 Dongzhimen North Street Dongcheng District Beijing, PRC Postal Code: 100007 Website: http://www.petrochina.com.cn Company’s Email Address: ir@petrochina.com.cn Newspapers for information disclosure: A shares: China Securities Journal, Shanghai Securities News, Securities Times and Securities Daily Website publishing this interim report designated by the China Securities Regulatory Commission: http://www.sse.com.cn Copies of this interim report are available at: No. 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC

CORPORATE PROFILE 005 Places of Listing: A Shares: Shanghai Stock Exchange Stock Name: PetroChina Stock Code: 601857 H shares: Hong Kong Stock Exchange Stock Name: PETROCHINA Stock Code: 857 ADSs: The New York Stock Exchange Symbol: PTR Other Related Information: Auditors of the Company: Domestic Auditors: PricewaterhouseCoopers Zhong Tian LLP Address: 11/F, PricewaterhouseCoopers Centre, 2 Corporate Avenue, 202 Hu Bin Road, Huangpu District, Shanghai 200021, PRC Overseas Auditors: PricewaterhouseCoopers Public Interest Entity Auditor registered in accordance with the Financial Reporting Council Ordinance Address: 22/F, Prince’s Building, Central, Hong Kong, PRC

006 SUMMARY OF FINANCIAL DATA AND FINANCIAL INDICATORS 2022 INTERIM REPORT SUMMARY OF FINANCIAL DATA AND FINANCIAL INDICATORS 1. Key Financial Data and Financial Indicators Prepared under IFRS Unit: RMB million As at the end As at the end end Changes of the preceding from the Items of the reporting period of the preceding year year to reporting the end period of the Total assets 2,772,369 2,502,262 10.8% Equity attributable to owners of the Company 1,334,617 1,263,561 5.6% The reporting Same the preceding period of same Changes period over of the the Items period year preceding year Revenue 1,614,621 1,196,581 34.9% Net profit attributable to owners of the Company 82,391 53,037 55.3% Net cash flows from operating activities 196,061 116,034 69.0% Basic earnings per share (RMB Yuan) 0.45 0.29 55.3% Diluted earnings per share (RMB Yuan) 0.45 0.29 55.3% Return on net assets (%) 6.2 4.2 2.0 percentage points

SUMMARY OF FINANCIAL DATA AND FINANCIAL INDICATORS 007 2. Key Financial Data and Financial Indicators Prepared under CAS Unit: RMB million As at the end As at the end end Changes of the preceding from the Items of the reporting period of the preceding year year to reporting the end period of the Total assets 2,772,637 2,502,533 10.8% Equity attributable to equity holders of the Company 1,334,868 1,263,815 5.6% The reporting Same the preceding period of same Changes period over of the the Items period year preceding year Operating income 1,614,621 1,196,581 34.9% Net profit attributable to equity holders of the Company 82,388 53,036 55.3% Net profit after deducting non-recurring profit items attributable to equity holders of the Company 89,639 45,231 44,408 Basic earnings per share (RMB Yuan) 0.45 0.29 55.3% Diluted earnings per share (RMB Yuan) 0.45 0.29 55.3% Weighted average return on net assets (%) 6.3 4.3 2.0 percentage points Net cash flows from operating activities 196,061 116,034 69.0%

008 SUMMARY OF FINANCIAL DATA AND FINANCIAL INDICATORS 2022 INTERIM REPORT 3. Non-recurring Profit/Loss Items Unit: RMB million Non-recurring profit/loss items ended For the June six 30, months 2022 Net loss on disposal of non-current assets (6,870) Government grants recognised in the income statement 391 Reversal of provisions for bad debts against receivables 51 Profit arising from disposal of other subsidiary 49 Other non-operating expenses (2,845) Sub-total (9,224) Tax impact of non-recurring profit/loss items 1,956 Impact of non-controlling interests 17 Total (7,251) 4. Differences between CAS and IFRS The consolidated net profit of the Group under IFRS and CAS were RMB91,717 million and RMB91,714 million, respectively, with a difference of RMB3 million. The consolidated shareholders’ equity under IFRS and CAS were RMB1,495,512 million and RMB1,495,764 million, respectively, with a difference of RMB252 million. These differences under the different accounting standards were primarily due to the revaluation for assets other than fixed assets and oil and gas properties in 1999. During the restructuring in 1999, a valuation was carried out in 1999 for assets and liabilities injected by CNPC. Valuation results on assets other than fixed assets and oil and gas properties were not recognised in the financial statements prepared under IFRS.

PetroChina CHANGES IN SHARE CAPITAL AND INFORMATION ON SHAREHOLDERS 009

CHANGES IN SHARE CAPITAL AND INFORMATION ON SHAREHOLDERS

1. Changes in Shareholdings

During the reporting period, there was no change in the total number or structure of shares of the Company arising from bonus issues or placings or otherwise.

2. Shareholdings of Substantial Shareholders

The total number of shareholders of the Company as at June 30, 2022 was 598,182, including 592,279 holders of A shares and 5,903 holders of H shares (including 135 holders of American Depositary Shares).

(1) Shareholdings of the top ten shareholders

Unit: Shares

Name of shareholders	Nature of shareholders	Number of shares held	Percentage of shareholding (%)	Increase/ decrease during the reporting period (+,-)	Number of shares with selling restrictions	Number of shares pledged, marked or subject to lock-ups
CNPC	State-owned legal person	146,882,339,136 (1)	80.25	0	0	0
HKSCC Nominees Limited(2)	Overseas legal person	20,900,510,254 (3)	11.42	1,083,433	0	0
CNPC-CSC-17 CNPC E2 Pledge and Trust Special Account	State-owned legal person	3,819,963,834	2.09	-1,200	0	3,819,963,834
CNPC-CSC-17 CNPC EB Pledge and Trust Special Account (the "17 CNPC EB Special Account") (4)	State-owned legal person	2,051,488,228	1.12	-126	0	2,051,488,228
China Securities Finance Corporation Limited	State-owned legal person	1,020,165,128	0.56	0	0	0
Hong Kong Securities Clearing Company Limited(5)	Overseas legal person	1,001,687,237	0.55	161,453,981	0	0
China Metallurgical Group Corporation	State-owned legal person	560,000,000	0.31	0	0	0
Central Huijin Asset Management Ltd.	State-owned legal person	201,695,000	0.11	0	0	0
Bosera Fund - Ansteel Group Corporation - Bosera Fund Xin'an No.1 Single Asset Management Plan	State-owned legal person	177,258,900	0.10	-5,470,800	0	0
Shi Aizhong	Domestic natural person	79,031,044	0.04	7,800,000	0	0

010 CHANGES IN SHARE CAPITAL AND INFORMATION ON SHAREHOLDERS 2022 INTERIM REPORT

Notes:

(1) Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.

(2) HKSCC Nominees Limited is a wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited and acts as the nominee on behalf of other corporate or individual shareholders to hold the H shares of the Company.

(3) 291,518,000 H shares were indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing 0.16% of the total share capital of the Company. These shares were held in the name of HKSCC Nominees Limited.

(4) CNPC completed the public issuance of exchangeable corporate bonds in 2017, with the underlying shares being a part of A shares of the Company. The issuance amount of the exchangeable corporate bonds was RMB10 billion, with a term of 5 years. CNPC transferred 2,061,000,000 underlying shares of the Company held by CNPC to the 17 CNPC EB Special Account. As at the date of this report, CNPC has completed the procedures for the delisting of the exchangeable corporate bonds issued in 2017 and the release of the registration of pledge and trust for the remaining unexchanged 2,051,487,972 shares held in the 17 CNPC EB Special Account. Following the completion of the release of registration of the pledge and trust of above-mentioned shares, CNPC held 148,933,827,108 shares (Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.) of the Company in its securities account, and the 17 CNPC EB Special Account no longer held any share of the Company. For details, please refer to the announcement published by the Company on the website of the Shanghai Stock Exchange on August 2, 2022 (Announcement No. Lin 2022-025) and the announcement published on the website of the Hong Kong Stock Exchange, respectively.

(5) Hong Kong Securities Clearing Company Limited is a wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited and acts as the nominee on behalf of investors of Hong Kong Stock Exchange to hold the A shares of the Company listed on Shanghai Stock Exchange.

(2) Shareholdings of the top ten shareholders of shares without selling restrictions

Unit: Shares

Ranking	Name of shareholders	Number of shares held	Type of shares
1	CNPC	146,882,339,136[1]	A shares
2	HKSCC Nominees Limited	20,900,510,254	H shares
3	CNPC-CSC-17 CNPC E2 Pledge and Trust Special Account	3,819,963,834	A shares
4	17 CNPC EB Special Account	2,051,488,228	A shares
5	China Securities Finance Corporation Limited	1,020,165,128	A shares
6	Hong Kong Securities Clearing Company Limited	1,001,687,237	A shares
7	China Metallurgical Group Corporation	560,000,000	A shares
8	Central Huijin Asset Management Ltd.	201,695,000	A shares
9	Bosera Fund - Ansteel Group Corporation - Bosera Fund Xin'an No.1 Single Asset Management Plan	177,258,900	A shares
10	Shi Aizhong	79,031,044	A shares

Note:

(1) Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.

PetroChina CHANGES IN SHARE CAPITAL AND INFORMATION ON SHAREHOLDERS 011

Description on the special repurchase accounts under the above-mentioned shareholders: there is no special repurchase account among the above-mentioned shareholders.

Description on the voting rights entrusted by or to, or waived by the above-mentioned shareholders: the Company is not aware of any voting rights entrusted by or to, or waived by the above-mentioned shareholders.

Statement on related parties or parties acting in concert among the above-mentioned shareholders: Except for the fact that HKSCC Nominees Limited and Hong Kong Securities Clearing Company Limited are subsidiaries of Hong Kong Exchanges and Clearing Limited, the Company is not aware of any connection among or between the above top ten shareholders or that they are parties acting in concert as provided for in the Measures for the Administration of Acquisitions by Listed Companies.

(3) Disclosure of substantial shareholders under the Securities and Futures Ordinance of Hong Kong

As at June 30, 2022, so far as the Directors are aware, the persons other than a Director, Supervisor or Senior Management of the Company who had interests or short positions in the shares or underlying shares of the Company which are discloseable under Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance were as follows:

Name of shareholders	Nature of shareholding	Number of shares	Capacity	Percentage of such shares in the same class of the issued share capital (%)	Percentage of total share capital (%)
CNPC	A Shares	146,882,339,136 (L)	Beneficial Owner	90.71	80.25
	H Shares	291,518,000 (L) (1)	Interest of Corporation Controlled by the Substantial Shareholder	1.38	0.16
BlackRock, Inc.(2)	H Shares	1,493,608,310 (L)	Interest of Corporation Controlled by the Substantial Shareholder	7.08	0.82
The Bank of New York Mellon Corporation(3)	H Shares	1,264,843,236 (L)	Interest of Corporation Controlled by the Substantial Shareholder/ Approved Lending Agent	5.99	0.69
		841,991,400 (S)		3.99	0.46
		394,425,124 (LP)		1.87	0.22

(L) Long position (S) Short position (LP) Lending pool

Notes:

(1) 291,518,000 H shares (long position) were held by Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC. CNPC is deemed to be interested in the H shares held by Fairy King Investments Limited.

(2) BlackRock, Inc., through various subsidiaries, had an interest in the H shares of the Company, of which 1,493,608,310 H shares (long position) were held in the capacity as interest of corporation controlled by the substantial shareholder.

(3) The Bank of New York Mellon Corporation through The Bank of New York Mellon, had an interest in the H shares of the Company, of which 1,264,843,236 H shares (long position) and 841,991,400 H shares (short position) were held in the capacity as interest of corporation controlled by the substantial shareholder, and 394,425,124 H shares (lending pool) were held in the capacity as approved lending agent.

012 CHANGES IN SHARE CAPITAL AND INFORMATION ON SHAREHOLDERS 2022 INTERIM REPORT As at June 30, 2022, so far as the Directors are aware, save for disclosed above, no person (other than a Director, Supervisor or Senior Management of the Company) had an interest or short position in the shares of the Company according to the register of interests in shares and short positions kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance. 3. Information on Changes of Controlling Shareholder and the De Facto Controller There was no change in the controlling shareholder or the de facto controller of the Company during the reporting period.

DIRECTORS’ REPORT 013 DIRECTORS’ REPORT The Board is pleased to present its directors’ report: 1. Review of Results of Operations In the first half of 2022, while the world economy faced major changes and recorded a sluggish growth, China’s economy initially made a good start but was affected in the second quarter by the rebound of COVID-19 pandemic (the “COVID-19”) in certain local regions together with other factors that were beyond expectations, which resulted in increasing the downward pressure on the economy. Generally, the economy in China achieved a positive growth in the first half of the year with the gross domestic product (“GDP”) increasing by 2.5% as compared with the same period last year. Despite that the supply and demand in the global oil market maintained a tight balance, the international crude oil prices continued to fluctuate upwards due to the impact brought by geopolitical factors such as the Ukraine crisis, which resulted in a significant increase of average prices as compared with the same period of last year. By overcoming the impact arising out of various adverse factors, including the rebound of COVID-19 and the drop in demand in the refined oil product market, the Group vigorously strengthened its efforts in oil and gas exploration and development and strived to increase reserves and output. Under the market-oriented approach, the Group also continuously optimised its product structure and actively conducted its marketing and sales activities to increase sales revenue. As the Group adhered to low-cost development, continuously strengthening its precise management, intensively promoting quality improvement and profitability enhancement, its costs and expenses remained under effective control and also its ability to create value for the two principal industrial chains, namely, the oil and gas, was enhanced on a continuous basis. Furthermore, it adhered to green and low-carbon transformation, and actively and steadily promoted the development of new energy and new materials business. The operating results of the Group in the first half of the year continued to grow due to the surge of international oil prices, with significant improvement of free cash flow as compared with the same period of last year and a healthy financial condition. (1) Market Review • Crude Oil Market In the first half of 2022, there was a substantial increase in the international crude oil price due to the impact brought by various factors such as the demand-and-supply relationship and geopolitical landscape. The average spot price for North Sea Brent crude oil was US$107.94 per barrel, representing an increase of 66.1% as compared with the same period of last year, and the average spot price for West Texas Intermediate (“WTI”) crude oil was US$101.85 per barrel, representing an increase of 63.7% as compared with the same period of last year. • Refined Products Market In the first half of 2022, due to the rebound of COVID-19 in certain regions, the decline in the demand for domestic refined products led to a parallel reduction in the supply of refined products. At the same time, subject to quota restriction, there was a decrease in the export of refined products on a year-on-year basis, resulting in

014 DIRECTORS’ REPORT 2022 INTERIM REPORT continuously intensifying pressure of excess resources. The trend of domestic refined products prices was basically consistent with that of the international market oil prices. The PRC government made adjustments for 12 times to the prices of domestic gasoline and diesel products, and the prices of reference gasoline and diesel products increased, in aggregate, by RMB2,400 per ton and RMB2,310 per ton, respectively. • Chemical Products Market In the first half of 2022, the domestic market experienced a fall in the growth of demand for chemical products and the market prices of chemical products diverged, where the prices of polyolefins and downstream synthetic resin decreased, the price of synthetic rubber slightly increased and the price of aromatic hydrocarbon soared considerably. The significant rise in raw material costs of chemical enterprises further narrowed the profit margins generated by chemical enterprises and subsequently led to a drop in the rate of operation. • Natural Gas Market In the first half of 2022, natural gas prices in the international market continued to hover at high levels. Geopolitical factors further changed the flow of trade relating to, and also the demand and supply of, natural gas around the world. Due to the impact brought by factors such as the COVID-19 in certain regions and also the macro-economic growth at a rate lower than expectation, the domestic consumption volumes of natural gas grew at slow pace. (2) Business Review • Exploration and Production Domestic Exploration and Development Operations In the first half of 2022, the Group enhanced its efforts in domestic oil and gas exploration and development, proactively increased its reserves and output based on the change in oil prices, and made a range of major discoveries and breakthroughs in Tarim, Junggar, Ordos, Sichuan and other basins; the Group enhanced its efforts in the evaluation of oil and gas resources and in the increase of its production, implemented the control of decline rates of the obsolete oil and gas fields and promoted major development and tests, focused on the construction of new projects in new areas in a profitable manner, and enhanced the sizeable and profitable development of shale oil and gas. The domestic crude oil output of the Group amounted to 387.7 million barrels, representing an increase of 3.4% as compared with the same period of last year. The marketable natural gas output amounted to 2,253.8 billion cubic feet, representing an increase of 4.4% as compared with the same period of last year. The oil and natural gas equivalent output amounted to 763.4 million barrels, representing an increase of 3.9% as compared with the same period of last year. By adhering to the strategies of green and low-carbon transformation, the Group actively promoted the development of new energy business, accelerated the construction of new energy bases in “desert, gobi, wasteland” areas, vigorously promoted the business development of wind power generation and photovoltaic power generation, built various demonstration projects in an orderly manner, including those involving the coordination of upstream and downstream operation, the utilisation of clean energy substitution and the creation of green operation areas, and comprehensively launched the million-tonne grade CCUS full-industry-chain demonstration project in Songliao basin.

DIRECTORS’ REPORT 015 Overseas Oil and Gas Operations In the first half of 2022, as the Group proactively responded to market change, steadily promoted its overseas oil and gas cooperation and focused on intensifying its sizeable and profitable exploration activities in key areas, it therefore made numerous important achievements. The Group also accelerated the pace of building up its key production capacity and continued to optimise the business presence and asset structure. The Group’s overseas crude oil output amounted to 64.2 million barrels, representing a decrease of 5.9% as compared with the same period of last year. The marketable natural gas output was 104.4 billion cubic feet, representing an increase of 5.5% as compared with the same period of last year. The oil and natural gas equivalent output was 81.6 million barrels, representing a decrease of 3.7% as compared with the same period of last year and accounting for 9.7% of the total oil and natural gas equivalent output of the Group. In the first half of 2022, the Group recorded the crude oil output of 451.9 million barrels, representing an increase of 2.0% as compared with the same period of last year, the marketable natural gas output of 2,358.2 billion cubic feet, representing an increase of 4.4% as compared with the same period of last year, and the oil and natural gas equivalent output of 845.0 million barrels, representing an increase of 3.1% as compared with the same period of last year.

016 DIRECTORS’ REPORT 2022 INTERIM REPORT Main Statistics of the Exploration and Production Segment Unit First half of 2022 First half of 2021 Changes (%) Crude oil output Million barrels 451.9 443.1 2.0 Of which: Domestic Million barrels 387.7 374.9 3.4 Overseas Million barrels 64.2 68.2 (5.9) Marketable natural gas output Billion cubic feet 2,358.2 2,258.5 4.4 Of which: Domestic Billion cubic feet 2,253.8 2,159.5 4.4 Overseas Billion cubic feet 104.4 99.0 5.5 Oil and natural gas equivalent output Million barrels 845.0 819.6 3.1 Of which: Domestic Million barrels 763.4 734.9 3.9 Overseas Million barrels 81.6 84.7 (3.7) Note: Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet. • Refining and Chemicals In the first half of 2022, the refining business of the Group proactively responded to the challenges arising from the fall in demand for gasoline and aviation kerosene, as well as dynamically adjusted and optimised its product structure, ratio of diesel to gasoline and plant load by insisting on the sale-oriented production and profitability-oriented production approach. As a result, 597.5 million barrels of crude oil were processed, representing a decrease of 1.4% as compared with the same period of last year; 51.51 million tons of refined products were produced, representing a decrease of 6.2% as compared with the same period of last year, and the production volume of low-sulphur marine fuel oil, petroleum coke and paraffin wax achieved a rapid growth.

DIRECTORS’ REPORT 017 For the chemical business, apart from overcoming the difficulties caused by the rising raw material costs and the narrowing of profit margin from chemical products, we also paid close attention to market changes, increased the production of chemical products with high profitability and high added value, such as fertilizers, rubber, butyl octanol and benzene. We had actively promoted the development of new chemical materials business, which resulted in achieving a significant growth in the output of new chemical materials. Further, we also used our best efforts in developing the chemical market, formulated marketing strategies based on different regions, carried out special marketing initiatives based on various products, and kicked off the online operation of the “PetroChina e-Chemical” platform. As a result, the commodity volume of chemical products was 15.945 million tons, representing an increase of 8.3% as compared with the same period of last year. The output of synthetic resin was 5.889 million tons, representing an increase of 16.1% as compared with the same period of last year. The output of synthetic rubber was 0.55 million tons, representing an increase of 8.7% as compared with the same period of last year. With the efforts to accelerate the construction of key projects, the integration project of refining and chemicals of Guangdong Petrochemical and the ABS project of Jilin Petrochemical entered into closeout and start-up preparation phases.

018 DIRECTORS' REPORT 2022 INTERIM REPORT

Main Statistics of the Refining and Chemicals Segment

	Unit	First half of 2022	First half of 2021	Changes (%)
Processed crude oil	Million barrels	597.5	606.1	(1.4)
Gasoline, kerosene and diesel output	'000 ton	51,510	54,906	(6.2)
Of which: Gasoline	'000 ton	22,012	25,243	(12.8)
Kerosene	'000 ton	3,764	6,356	(40.8)
Diesel	'000 ton	25,734	23,307	10.4
Refining yield	%	93.44	93.00	0.44 percentage point
Ethylene	'000 ton	3,763	3,043	23.7
Synthetic resin	'000 ton	5,889	5,073	16.1
Synthetic fibre raw materials and polymers	'000 ton	575	582	(1.2)
Synthetic rubber	'000 ton	550	506	8.7
Urea	'000 ton	1,385	1,100	25.9

Note: Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels.

- Marketing

Domestic Operations

In the first half of 2022, the Group took the initiative to stabilise the price and to expand the sales of its refined products marketing business. We actively rationalised the post-production process, continuously optimised our allocation schedule and strengthened our transport capacity in order to maintain our market supply. By seizing the favourable opportunity arising from the continuous regulation of the domestic refined oil market, we intensified our market development efforts, implemented differentiated marketing measures which were formulated based on different work process, product numbers and geographical regions, conducted themed marketing campaigns for special occasions such as those for the Beijing Winter Olympics and strengthened our efforts for developing as well as maintaining our relationship with institutional customers and end-customers. Additionally, we adhered to asset-light operation, actively carried out the construction of quality sales network, and promoted on a persistent basis the development of both conventional sites and stations and also the integrated sites and stations such as those for oil, gas, hydrogen, electricity and non-oil business. We increased the marketing efforts for non-oil business, made full use of the potentials underlying key product categories, strengthened its online marketing initiatives, and strived to improve the profitability level of non-oil business.

International Trading Operations

In the first half of 2022, the Group's international trading operations increased the overseas share relating to the sales of oil and actively secure the domestic

DIRECTORS’ REPORT 019 supply of resources. We adopted multiple measures to lower oil and gas procurement costs so as to facilitate cost reduction at the same time of improving profitability. By taking the initiative to explore high-end and highly profitable markets, the Group was in a position to steadily improve profitability. The Group sold a total of 71.433 million tons of gasoline, kerosene and diesel in the first half of 2022, representing a decrease of 11.1% as compared with the same period of last year, among which the domestic sales of gasoline, kerosene and diesel were 50.344 million tons, representing a decrease of 6.1% as compared with the same period of last year. Main Statistics of the Marketing Segment Production and Operations Data Unit First half of 2022 First half of 2021 Changes (%) Total sales volume of gasoline, kerosene and diesel ’000 ton 71,433 80,339 (11.1) of which: Gasoline ’000 ton 29,820 33,724 (11.6) Kerosene ’000 ton 6,050 8,125 (25.5) Diesel ’000 ton 35,563 38,490 (7.6) Domestic sales volume of gasoline, kerosene and diesel ’000 ton 50,344 53,592 (6.1) of which: Gasoline ’000 ton 23,041 26,206 (12.1) Kerosene ’000 ton 2,824 5,177 (45.5) Diesel ’000 ton 24,479 22,209 10.2 Number of gas stations and convenience stores Unit June 30, 2022 December 31, 2021 Changes (%) Number of gas stations Unit 22,619 22,800 (0.8) Of which: asset-based stations Unit 20,665 20,734 (0.3) Number of convenience stores Unit 20,063 20,178 (0.6) • Natural Gas Sales Operation In the first half of 2022, the Group’s natural gas sales operations exposed to the challenges arising from the surge of costs associated with imported gas and the huge fluctuation in demand. As a results, the Group kept a close eye on market trends, optimised the resource structure, market distribution and sales flow direction, continued to allocate resources to high end lucrative regions and vigorously developed quality markets as well as direct supply users and direct sale users with an aim at striving to increase our market share. In the first half of 2022, the domestic natural gas sales were 103.719 billion cubic meters, representing an increase of 7.8% as compared with the same period of last year.

020 DIRECTORS' REPORT 2022 INTERIM REPORT

2. Management Discussion and Analysis

(1) The financial data set out below is extracted from the Group's interim condensed consolidated financial statements prepared under IFRS

- Consolidated Operating Results

In the first half of 2022, the Group achieved a revenue of RMB1,614,621 million, representing an increase of 34.9% as compared with the same period of last year. Net profit attributable to owners of the Company was RMB82,391 million, representing an increase of 55.3% as compared with the same period of last year. There was a basic earnings per share of RMB0.45.

Revenue Revenue of the Group was RMB1,614,621 million for the first half of 2022, representing an increase of 34.9% as compared with the same period of last year. This was primarily due to the increase in the prices of the oil and gas products of the Group alongside with the surge of international oil prices. The table below sets out the external sales volume and average realised prices of the major products sold by the Group in the first half of 2022 and 2021 and their respective percentages of change during these periods:

	Sales Volume ('000 ton)			Average Realised Price (RMB/ton)		
	First half of 2022	First half of 2021	Percentage of change (%)	First half of 2022	First half of 2021	Percentage of change (%)
Crude oil*	68,574	82,781	(17.2)	4,807	3,003	60.1
Natural gas (100 million cubic metres, RMB/'000 cubic metres)**	1,302.91	1,340.79	(2.8)	2,521	1,441	74.9
Gasoline	29,820	33,724	(11.6)	8,701	6,594	32.0
Diesel	35,563	38,490	(7.6)	7,658	4,849	57.9
Kerosene	6,050	8,125	(25.5)	6,095	3,382	80.2
Polyethylene	3,227	2,609	23.7	8,151	7,683	6.1
Polypropylene	2,018	2,079	(2.9)	7,753	7,880	(1.6)
Lubricant	628	926	(32.2)	8,921	6,546	36.3

* The crude oil listed above represents all the external sales volume of crude oil of the Group and the decline in the sales of crude oil was mainly due to lower re-export trade volumes.

** The natural gas listed above represents all the external sales volume of natural gas of the Group. The relatively significant increase in the realised price of natural gas was mainly due to the substantial increase in the overseas sales price and trading price of natural gas.

Operating Expenses Operating expenses were RMB1,495,606 million for the first half of 2022, representing an increase of 35.0% as compared with the same period of last year, of which:

Purchases, Services and Other Purchases, services and other were RMB1,111,531 million for the first half of 2022, representing an increase of 37.4% as compared with the same period of last year. This was primarily due to the increase in the Group's purchase costs of external crude oil, raw material oil, etc.

DIRECTORS’ REPORT 021 Employee Compensation Costs Employee compensation costs (including salaries, various types of insurance, housing provident fund, training costs and other relevant additional costs of employees and market-oriented temporary and seasonal contractors) for the first half of 2022 were RMB74,927 million, representing an increase of 12.1% as compared with the same period of last year. This was primarily due to the change in employees’ remuneration, which was aligned with the change in profitability. Exploration Expenses Exploration expenses were RMB12,839 million for the first half of 2022, representing an increase of 15.2% as compared with the same period of last year. This was primarily due to the fact that in response to the rebound of international oil prices, the Group intensified its oil and gas exploration efforts and strived to increase reserves while at the same time to increase output, which resulted in the increase of expenses in exploration. Depreciation, Depletion and Amortisation Depreciation, depletion and amortisation was RMB102,863 million for the first half of 2022, representing a decrease of 5.1% as compared with the same period of last year. This was primarily due to the increase in international oil prices, the change in the reserves of oil and gas resources and a decrease in depletion rate. Selling, General and Administrative Expenses Selling, general and administrative expenses were RMB28,409 million for the first half of 2022, representing a decrease of 6.3% as compared with the same period of last year. This was primarily due to the fact that the Group insisted on low-cost development, continued to intensify its efforts to promote quality improvement and profitability enhancement, and stived to control non-production expenses. Taxes other than Income Taxes Taxes other than income taxes were RMB141,231 million for the first half of 2022, representing an increase of 37.9% as compared with the same period of last year, of which the consumption tax was RMB80,222 million, representing an increase of 9.4% as compared with the same period of last year; the resource tax was RMB16,210 million, representing an increase of 47.1% as compared with the same period of last year; the crude oil special gain levy was RMB23,346 million, representing an increase of RMB23,149 million as compared with the same period of last year. Other (Expenses)/Income, Net Other expenses, net of the Group for the first half of 2022 was RMB23,806 million as compared with an amount of RMB19,875 million of other income, net of the Group recorded during the same period of last year. This was primarily due to the impact brought by optimisation of the asset structure, and the disposal of certain assets that generated low profitability or were unprofitable at all in the current period, together with the restructuring of the pipeline assets of Kunlun Energy Co., Ltd. (“Kunlun Energy”), a subsidiary of the Group, during the same period of last year. Profit from Operations Profit from operations was RMB119,015 million for the Group in the first half of 2022, representing an increase of 34.5% as compared with the same period of last year. Net Exchange (Loss)/Gain Net exchange loss of the Group for the first half of 2022 was RMB515 million as compared with the net exchange gain of RMB35 million recorded during the same period of last year. This was mainly due to the change of average exchange rate of US dollar against Renminbi. Net Interest Expense Net interest expense was RMB8,269 million for the first half of 2022, representing a decrease of 7.2% as compared with the same period of last year. This was mainly due to the decrease in the interest-bearing debt scale and costs as compared with the same period of last year, which in turn led to a reduction of interest expenses.

022 DIRECTORS’ REPORT 2022 INTERIM REPORT Profit before Income Tax Expense Profit before income tax expense was RMB118,335 million for the Group in the first half of 2022, representing an increase of 36.0% as compared with the same period of last year. Income Tax Expense Income tax expense was RMB26,618 million for the first half of 2022, representing an increase of 38.6% as compared with the same period of last year. This was primarily due to an increase in the profit before income tax expense as compared with the same period of last year. Profit for the period Net profit amounted to RMB91,717 million for the Group in the first half of 2022, representing an increase of 35.2% as compared with the same period of last year. Net profit attributable to non-controlling interests Net profit attributable to non-controlling interests was RMB9,326 million for the first half of 2022, representing a decrease of 36.9% as compared with the same period of last year. This was primarily due to the reduction in the equity attributable to non-controlling interests and its recognised profit, resulting from the pipeline asset restructuring project of Kunlun Energy conducted in the same period of last year. Net profit attributable to owners of the Company Net profit attributable to owners of the Company amounted to RMB82,391 million for the first half of 2022, representing an increase of 55.3% as compared with the same period of last year. • Segment Results Exploration and Production Revenue The revenue of the Exploration and Production segment for the first half of 2022 was RMB447,350 million, representing an increase of 42.9% as compared with the same period of last year. This was primarily due to the increase in both the price and sales volume of oil and gas products, such as crude oil and natural gas. The average realised crude oil price was US$94.65 per barrel, representing an increase of 59.2% as compared with the same period of last year. Operating Expenses Operating expenses of the Exploration and Production segment were RMB364,895 million for the first half of 2022, representing an increase of 29.3% as compared with the same period of last year. This was primarily due to the increase in the purchase costs and tax expenses. The unit oil and gas lifting cost was US$11.61 per barrel, representing an increase of 9.6% as compared with the same period of last year. Profit from Operations In the first half of 2022, the Group’s Exploration and Production segment closely monitored the changes in international oil prices, prudently engaged in profitable exploration activities and developed profitable production. By strengthening its own analysis, study and judgment, the Group considered and implemented incentive measures for increasing production, controlling costs and improving profitability in times of high oil prices so as to fully activate the initiative of achieving profitability in all respects of the production process. The exploration and production recorded a profit from operations of RMB82,455 million, representing a surge of 167.1% as compared with the same period of last year. Refining and Chemicals Revenue The revenue of the Refining and Chemicals segment for the first half of 2022 was RMB583,852 million, representing an increase of 27.1% as compared with the same period of last year. This was primarily due to the increase in prices of most of the refined oil products and chemical products, of which, the revenue of the refining business was RMB450,987 million, representing an increase of 29.1% as compared with the same period of last year; the revenue of the chemicals business was RMB132,865 million, representing an increase of 20.6% as compared with the same period of last year.

DIRECTORS’ REPORT 023 Operating Expenses Operating expenses of the Refining and Chemicals segment were RMB559,791 million for the first half of 2022, representing an increase of 28.0% as compared with the same period of last year. This was primarily due to the increase in the procurement costs of crude oil and raw material oil, and the increase in tax expenses. The unit cash processing cost of refining was RMB209.53(note) per ton, representing an increase of 5.4% as compared with the same period of last year. This was primarily due to the factors including the increase in cost of fuel and power and the decrease in processing volume of crude oil. Profit from Operations In the first half of 2022, the Refining and Chemicals segment strengthened the coordination between production activities and sales activities, optimised product structure and increased the production of feature products with high added value by following principle of maximising the overall profitability of the industrial chain, strictly controlled costs and enhanced product competitiveness. At the same time, costs and expenses were under strict control to enhance the competitiveness of our products. The refining and chemicals segment recorded a profit from operations of RMB24,061 million, representing an increase of 8.5% as

024 DIRECTORS’ REPORT 2022 INTERIM REPORT compared with the same period of last year, of which, the refining operations recorded a profit from operations of RMB23,973 million, representing an increase of 78.2% as compared with the same period of last year, which was primarily due to the growth in the profit margins from the refining business; the chemical operations generated profits from operations of RMB88 million, representing a decrease of RMB8,641million as compared with the same period of last year, which was primarily due to the surge in international oil prices, the increase in the costs of raw materials coupled with the significant narrowing of profit margin from chemical operation. Note: In the first half of 2022, according to the changes of relevant policy and the management needs, the calculation calibre of the unit cash processing cost of refining has changed, and the amount for the same period of last year has also changed accordingly. Marketing Revenue The revenue of the Marketing segment for the first half of 2022 was RMB1,358,004 million, representing an increase of 41.1% as compared with the same period of last year. This was primarily due to the increase in the price of refined products and also the increase in the revenue from international trade.

DIRECTORS’ REPORT 025 Operating Expenses Operating expenses of the Marketing segment were RMB1,349,482 million for the first half of 2022, representing an increase of 41.2% as compared with the same period of last year. This was primarily due to an increase in the expenditure relating to the purchase of refined products from external suppliers and the expenditure relating to international trade procurement. Profit from Operations In the first half of 2022, the Marketing segment reinforced its capability of conducting market research and making judgments, kept a close eye on the trend of COVID-19 and the condition upon resumption of work and production, actively responded to market competition, optimised its marketing strategies as well as improved the retail price realisation rate at oil (gas) stations. The Group also tightened its management and control over the selling costs and expenses and strived to control the marketing expenses, which led to a year-on-year reduction in unit marketing costs. By proactively unlocking the potentials of non-oil business to create profits, the profitability of non-oil business was improved on a continuous basis. Furthermore, the Group actively explored high-end markets outside China, and used its best efforts to control the expenditure associated with the procurement. The Marketing segment recorded a profit from operations of RMB8,522 million, representing an increase of 28.3% as compared with the same period of last year. Natural Gas Sales Revenue The revenue of the Natural Gas Sales segment was RMB252,942 million for the first half of 2022, representing an increase of 27.6% as compared with the same period of last year. This was primarily due to the increase in sales price and volume of natural gas. Operating Expenses Operating expenses of the Natural Gas Sales segment were RMB239,293 million for the first half of 2022, representing an increase of 48.3% as compared with the same period of last year. This was primarily due to the significant increase in the expenditure for purchasing gas following a hike in international oil and gas prices. Profit from Operations In the first half of 2022, the Natural Gas Sales segment continued to adopt the lean management and optimised its resource structure for the allocation of its locally produced resources and those obtained by import or from long-term trade or spot goods. We also strived to control our procurement costs. Based on our professional marketing practice, we implemented a strategy of combining our online and offline sales through which we strived to increase our sales and improve our profitability. Based on our profit-based approach, we implemented an overall planning for wholesale and retail operation so as to improve to the fullest extent as possible our ability to generate profits from end-customer business. We also continued to develop our business at low cost, and implemented the concept of reducing costs and improving profitability through optimising our resource allocation to control operating costs. The natural gas sales segment recorded a profit from operations of RMB13,649 million, representing a decrease of 63.0%, or a decrease of 26.5% excluding the impact on gains brought by the restructuring of pipeline assets of Kunlun Energy last year, as compared with the same period of last year. In the first half of 2022, the Group’s international operations(note) achieved a revenue of RMB686,456 million, accounting for 42.5% of the total revenue of the Group. Profit before income tax was RMB21,799 million, accounting for 18.4% of the profit before tax of the Group. Note: The four operating segments of the Group consist of Exploration and Production, Refining and Chemicals, Marketing as well as Natural Gas Sales. International operations do not constitute a separate operating segment of the Group. The financial data of international operations is included in the financial data of the respective operating segments mentioned above.

026 DIRECTORS’ REPORT 2022 INTERIM REPORT • Assets, Liabilities and Equity The following table sets out the key items in the consolidated balance sheet of the Group: As 30, at 2022 June As at December 31, 2021 Percentage of Change RMB million RMB million % Total assets 2,772,369 2,502,262 10.8 Current assets 752,630 480,838 56.5 Non-current assets 2,019,739 2,021,424 (0.1) Total liabilities 1,276,857 1,093,393 16.8 Current liabilities 752,209 518,158 45.2 Non-current liabilities 524,648 575,235 (8.8) Equity attributable to owners of the Company 1,334,617 1,263,561 5.6 Share capital 183,021 183,021 -Reserves 314,840 308,560 2.0 Retained earnings 836,756 771,980 8.4 Total equity 1,495,512 1,408,869 6.1 Total assets amounted to RMB2,772,369 million, representing an increase of 10.8% from that as at the end of 2021, of which: Current assets amounted to RMB752,630 million, representing an increase of 56.5% from that as at the end of 2021, primarily due to the increase in monetary assets, inventory, accounts receivable and derivative financial assets. Non-current assets amounted to RMB2,019,739 million, representing a decrease of 0.1% from that as at the end of 2021, primarily due to further optimisation of our asset structure that led to a decrease in property, plant and equipment. Total liabilities amounted to RMB1,276,857 million, representing an increase of 16.8% from that as at the end of 2021, of which: Current liabilities amounted to RMB752,209 million, representing an increase of 45.2% from that as at the end of 2021, primarily due to the increase in accounts payable, short-term borrowings and derivative financial liabilities. Non-current liabilities amounted to RMB524,648 million, representing a decrease of 8.8% from that as at the end of 2021, primarily due to the decrease in long-term borrowings. Equity attributable to owners of the Company amounted to RMB1,334,617 million, representing an increase of 5.6% from that as at the end of 2021, primarily due to the increase in retained earnings. • Cash Flows As at June 30, 2022, the primary sources of funds of the Group were cash from operating activities and

DIRECTORS’ REPORT 027 short-term and long-term borrowings. The funds of the Group were mainly used for operating activities, capital expenditures, repayment of short-term and long-term borrowings and distribution of dividends to the owners of the Company. The table below sets out the cash flows of the Group for the first half of 2022 and 2021, respectively, and the amount of cash and cash equivalents as at the end of each period: Six months ended June 30 2022 2021 RMB million RMB million Net cash flows from operating activities 196,061 116,034 Net cash flows used for investing activities (89,706) (74,802) Net cash flows used for financing activities (26,141) (4,554) Translation of foreign currency 4,152 (915) Cash and cash equivalents at end of the period 221,155 154,394 Net Cash Flows From Operating Activities The net cash flows of the Group from operating activities for the first half of 2022 amounted to RMB196,061 million, representing an increase of 69.0% as compared with the same period of last year. This was primarily due to the significant increase in profit over the same period last year and also the impact brought by the change in working capital. As at June 30, 2022, the Group had cash and cash equivalents of RMB221,155 million, of which, approximately 71.5% were denominated in Renminbi, approximately 24.3% were denominated in US Dollars, approximately 3.2% were denominated in Hong Kong Dollars and approximately 1.0% were denominated in other currencies. Net Cash Flows Used For Investing Activities The net cash flows of the Group used for investing activities for the first half of 2022 amounted to RMB89,706 million, representing an increase of 19.9% as compared with the same period of last year. This was primarily due to the impact brought by the restructuring of pipeline assets of Kunlun Energy during the same period last year. Net Cash Flows Used For Financing Activities The net cash flows of the Group used for financing activities for the first half of 2022 amounted to RMB26,141 million, representing an increase of RMB21,587 million as compared with the same period of last year. This was primarily due to the efforts made by the Group in optimising its debt structure and also a decrease in the net amount of long-term borrowings.

028 DIRECTORS’ REPORT 2022 INTERIM REPORT The net borrowings of the Group as at June 30, 2022 and December 31, 2021, respectively, were as follows: As at June 30, 2022 As at December 31, 2021 RMB million RMB million Short-term borrowings (including current portion of long-term borrowings) 96,977 53,275 Long-term borrowings 238,728 287,175 Total borrowings 335,705 340,450 Less: Cash and cash equivalents 221,155 136,789 Net borrowings 114,550 203,661 The following table sets out the remaining contractual maturities of borrowings as at the date of the statement of financial position, which are based on the earliest contractual maturity date, with the contractual undiscounted cash flows including principal and interest: As at June 30, 2022 As at December 31, 2021 RMB million RMB million Within 1 year 105,121 58,923 Between 1 and 2 years 113,455 53,250 Between 2 and 5 years 119,231 226,124 After 5 years 17,412 28,053 355,219 366,350 Of the total borrowings of the Group as at June 30, 2022, approximately 35.5% were fixed-rate loans and approximately 64.5% were floating-rate loans; approximately 66.6% were denominated in Renminbi, approximately 31.4% were denominated in US Dollars and approximately 2.0% were denominated in other currencies. As at June 30, 2022, the gearing ratio of the Group (gearing ratio = interest-bearing borrowing / (interest-bearing borrowing + total equity)) was 18.3% (December 31, 2021: 19.5%). • Capital Expenditures For the first half of 2022, the Group continued to follow the standard of investment return, made further inputs to special projects for improvement of investment management, conducted prudent feasibility studies in order to screen and select the profitable projects. Accordingly, the Group gave priority to promote the development of principal business and the construction of major projects, implemented quantitative assessment of investment profitability and continuously improved both the efficiency and profitability of the investments

PetroChina DIRECTORS' REPORT 029

conducted by the Group. The capital expenditure of the Group was amounted to RMB92,312 million, representing an increase of 24.9% as compared with the same period of last year. This was primarily due to the increase in exploration and development efforts to strive to expand reserves and outputs, the acceleration of transformation and development of refining and chemicals, and the expansion of overseas business. The capital expenditure throughout 2022 is estimated at RMB242,000 million. The following table sets out the capital expenditures incurred by the Group for the first half of 2022 and for the first half of 2021 and the estimated capital expenditures for each of the business segments of the Group throughout the year of 2022.

	First half of 2022		First half of 2021		Estimates for 2022	
	RMB million	(%)	RMB million	(%)	RMB million	(%)
Exploration and Production*	72,820	78.88	54,078	73.19	181,200	74.88
Refining and Chemicals	16,827	18.23	16,639	22.52	44,500	18.39
Marketing	832	0.90	1,099	1.49	7,500	3.10
Natural Gas Sales	1,420	1.54	1,806	2.44	8,000	3.30
Head Office and Other	413	0.45	261	0.36	800	0.33
Total	92,312	100.00	73,883	100.00	242,000	100.00

* If investments related to geological and geophysical exploration expenses were included, the capital expenditures for the Exploration and Production segment for the first half of 2022 and the first half of 2021, and the estimates for the same for the year of 2022 would be RMB79,838 million, RMB60,050 million and RMB193,200 million, respectively.

Exploration and Production

Capital expenditures for the Exploration and Production segment of the Group amounted to RMB72,820 million for the first half of 2022. The expenditures were primarily used for continuously strengthening the exploration and development with scale benefit and profitability of key basins such as Tarim, Sichuan, Ordos, Junggar, Songliao and Bohai Bay, devoting greater efforts in the exploration of unconventional resources such as shale gas and shale oil and promoting new energy projects such as alternative clean electricity and CCUS projects domestically; and the Group proactively responded to market change and focused on intensifying its sizeable and profitable exploration activities in key areas overseas, while improving the capacity construction of the key projects including those in Middle East, Central Asia and America, and continued to optimise the business presence and asset structure.

The Group anticipates that capital expenditures for the Exploration and Production segment throughout 2022 will amount to RMB181,200 million.

Refining and Chemicals

Capital expenditures for the Refining and Chemicals segment of the Group amounted to RMB16,827 million for the first half of 2022, primarily used for the construction of transformation and upgrade projects including the integration project of refining and chemicals of Guangdong Petrochemical and the ABS project of Jilin Petrochemical, together with the research and development projects related to new materials and new technology.

030 DIRECTORS' REPORT 2022 INTERIM REPORT

The Group anticipates that capital expenditures for the Refining and Chemicals segment throughout 2022 will amount to RMB44,500 million.

Marketing

Capital expenditures for the Marketing segment of the Group amounted to RMB832 million for the first half of 2022, which were used primarily for the construction of domestic end sales networks of oil and gas stations, the expansion of new energy projects such as hydrogen refuelling stations, and the construction of overseas oil and gas storage, transportation and sales facilities.

The Group anticipates that capital expenditures for the Marketing segment throughout 2022 will amount to RMB7,500 million.

Natural Gas Sales

Capital expenditures for the Natural Gas Sales segment of the Group amounted to RMB1,420 million for the first half of 2022, which were primarily used for construction of projects including natural gas branch line and urban gas end market development projects.

The Group anticipates that capital expenditures for the Natural Gas Sales segment throughout 2022 will amount to RMB8,000 million.

Head Office and Other

Capital expenditures for the Head Office and others for the first half of 2022 amounted to RMB413 million, which were primarily used for improvements of scientific research facilities and construction of the IT system.

The Group anticipates that capital expenditures of the Head Office and others throughout 2022 will amount to RMB800 million.

(2) The financial data set out below is extracted from the consolidated financial statements of the Group prepared under CAS

• Principal operations by segment under CAS

	Income from principal operations for the first half of 2022	Cost of principal operations for the first half of 2022	Gross margin*	Changes in income from principal operations over the same period of the preceding year	Changes in cost of principal operations over the same period of the preceding year	Increase/ (decrease) in gross margin
	RMB million	RMB million	%	%	%	Percentage points
Exploration and Production	439,108	297,245	22.0	43.4	20.3	7.4
Refining and Chemicals	580,780	454,032	6.2	27.3	37.3	(3.0)
Marketing	1,342,268	1,289,295	3.9	41.6	40.5	0.8
Natural Gas Sales	250,358	238,020	4.9	28.0	32.9	(3.5)
Head Office and Other	206	150	-	(40.6)	111.3	-
Inter-segment Elimination	(1,028,779)	(1,048,078)	-	-	-	-
Total	1,583,941	1,230,664	13.7	35.5	32.4	1.6

* Gross margin = Profit from principal operations / Income from principal operations

PetroChina DIRECTORS' REPORT 031

• Principal operations by region under CAS

Operating income	First half of 2022 RMB million	First half of 2021 RMB million	Changes over the same period of the preceding year %
Chinese mainland	928,165	758,070	22.4
Others	686,456	438,511	56.5
Total	1,614,621	1,196,581	34.9

• Principal subsidiaries and associates of the Group

Company name	Registered capital RMB million	Shareholding %	Amount of total assets RMB million	Amount of total liabilities RMB million	Amount of net assets/ (liabilities) RMB million	Net profit / (loss) RMB million
Daqing Oilfield Company Limited	47,500	100	364,103	138,437	225,666	2,173
CNPC Exploration and Development Company Limited	16,100	50	211,369	47,575	163,794	7,552
PetroChina Hong Kong Limited	HK$7,592 million	100	151,284	60,940	90,344	21,859
PetroChina International Investment Company Limited	31,314	100	92,303	145,068	(52,765)	(556)
PetroChina International Co., Ltd.	18,096	100	232,738	164,539	68,199	3,227
PetroChina Sichuan Petrochemical Co., Ltd.	10,000	90	27,914	2,368	25,546	926
China Oil & Gas Pipeline Network Corporation	500,000	29.9	911,816	326,746	585,070	18,080
CNPC Finance Co., Ltd. ("CNPC Finance")	16,395	32	510,073	430,941	79,132	2,756
CNPC Captive Insurance Co., Ltd.	6,000	49	11,916	4,833	7,083	214
China Marine Bunker (PetroChina) Co., Ltd.	1,000	50	17,323	14,925	2,398	42
Mangistau Investment B.V.	US$131 million	50	11,245	2,691	8,554	1,070
Trans-Asia Pipeline Co., Ltd.	5,000	50	46,673	2,620	44,053	1,767

Note: For details of the nature of business and net profit of principal subsidiaries and associates of the Group, please refer to Note 6 and Note 16 of the financial statements of the Group prepared under CAS.

032 DIRECTORS’ REPORT 2022 INTERIM REPORT 3. Business Prospects for the Second Half of the Year In the second half of 2022, the world economy is facing downside risks due to the impact of factors such as inflation, interest rate increase and geopolitics. With the domestic COVID-19 pandemic under effective control and further implementation of policies to stabilise the economy, China’s economy will continue to maintain the momentum of rebound and overall perform in a reasonably good range. The international crude oil market in general maintained a tight balance, and the international crude oil prices may keep fluctuating in a high level. The consumption in the domestic refined oil market has gradually recovered, but with the increasing supply, the market competition would become fiercer. In the face of new changes and new challenges, the Group will resolutely implement the new development philosophy, actively respond to all kinds of risks, conduct precise analysis and scientific planning, focus on the development of its principal business, continuously optimise its production and operation, strengthen scientific and technological innovation, deepen quality and profitability improvement, continue to promote green and low-carbon transformation, consistently strengthen ESG work, and strive to achieve stable and profitable operation of the two principal industrial chains, namely, oil and gas industrial chains, so as to actively create value for shareholders. In respect of exploration and production business, the Group will vigorously conduct high-profitability exploration, continuously strengthen risk exploration, deepen the exploration of strategic replacement areas and strive to obtain strategic discoveries and breakthroughs. We will strengthen the concentrated exploration in the fields of reserve enhancement, actively implement the sizeable and highly profitable reserves in basins such as Tarim, Hetao and Sichuan, and strive to maintain growth of recoverable oil and gas reserves. Furthermore, it is imperative to strengthen oil and gas development, and with controlling decline rate and improving recovery rate as the main line, ensure stable output of old oil and gas fields and accelerate the pace of achieving profitable production in new areas. At the same time, we will focus on the construction of key production capacity facilities such as Changqing Qingcheng, Bozi and Dabei of Tarim and Ma Lake of Xinjiang, and strive to achieve oil and gas production targets. In respect of refining and chemical business, the Group will optimise the organization and operation, allocate more resources to enterprises with good profitability, and promote plant maintenance in an orderly way, so as to ensure safe and stable operation. We will focus on the practice of controlling oil and increasing output of specialty products, increase the production of marketable refined oil products, accelerate the launch of production of low-sulphur marine fuel oil, asphalt, lubricating oil base and other specialty products, and strive to increase production and profitability. We will keep ethane ethylene, fertilizer, ABS and other facilities running at full capacity, make every effort to increase the proportion of high-end special materials and increase production of high value-added chemical products, to improve the profitability of chemical business. We will continue to develop new materials business, make greater effort for product development and marketing, and continuously increase the output of new materials. It is imperative to continuously optimise marketing strategies for chemical products, explore the high-end market, properly organise the sales of new products and maintain stable growth of sales and profitability. In addition, we will accelerate the construction of major projects such as the integration project of refining and chemicals of Guangdong Petrochemical, the ABS project of Jilin Petrochemical, Jilin Petrochemical’s ethylene project and Guangxi Petrochemical’s ethylene project. In respect of sales of refined products, the Group will strengthen the connection between production and sales, ensure smooth post-production channels, strive

DIRECTORS’ REPORT 033 to expand sales and improve inventory management, which will ensure smooth operation of the industrial chain. It is imperative to vigorously promote refined marketing, adjust the volume and price in a dynamic way, accurately implement marketing strategies, carefully carry out customer services and constantly improve the quality and profitability of marketing. We will strive to develop the market and steadily increase the market share. We will also continuously improve the quality of the sales network and speed up the development of integrated layout of oil and gas filling stations as well as new energy stations such as photovoltaic, power charging and swapping and hydrogen energy stations. It is important to innovate the business models of non-oil business, strengthen joint ventures and cooperation, and accelerate the development of extended business such as automobile service, catering, e-commerce and group purchase, so as to increase the contribution of profitability. In respect of the natural gas sales business, the Group will continue to optimise the resource structure, make overall arrangements for balancing self-production and import, long-term trade and spot resources, and make coordination for steady and increased supply of imported pipeline gas. In addition, we will implement the strategy and frequency of spot LNG procurement in a scientific way, build up a diversified, low-cost and highly flexible resource pool to achieve complementation of surplus and shortage as well as cost control. It is imperative to continue to optimise marketing strategies, increase market development efforts, and strive to develop civil terminals and industrial raw material users. In line with the scientific study on changes in demands, we will make overall arrangements for optimizing the allocation of resources to ensure stable market supply. In respect of international operations, the Group will focus on profitable exploration, properly conduct the exploration of the PK project in Kazakhstan, Oman Zone 5 and other mature exploration areas, and strive to achieve more large-scale discoveries of oil and gas. We will focus on refined exploration, make overall arrangements for stable production of old oil fields and production construction of new areas, actively implement measures to stabilise and increase production, to increase oil and gas production. We will highlight the optimisation of asset management, accelerate new project development in key regions such as Middle East and Central Asia, and achieve new breakthroughs in improving asset allocation and regional layout. We strive to boost international trade, enhance capacity in securing resources and reduce procurement costs. We will conduct in-depth study and judgment on the change of the oil and gas market, focusing on high-end and profitable markets and cross-regional market development, to enhance our capacity in global resource allocation. In respect of green and low-carbon transformation, the Group will implement special plans for new energy, accelerate the pace of relevant work and construction, strive to obtain clean power indicators and expand geothermal heating business. We will accelerate the construction of key projects such as photovoltaic projects in Jilin, Yumen, Xinjiang and Tarim oil fields, promote a number of wind power projects in Hainan, Guangxi and Jiangsu to make breakthroughs, and develop a series of low-carbon and zero-carbon oil and gas field demonstration projects. Furthermore, we will carry out associated resource development and CCUS projects and strive to increase the amount of carbon dioxide injection. By Order of the Board of Directors PetroChina Company Limited Dai Houliang Chairman Beijing, the PRC August 25, 2022

034 SIGNIFICANT EVENTS 2022 INTERIM REPORT SIGNIFICANT EVENTS 1. Governance of the Company During the reporting period, the Company operated business in a regularized manner in accordance with domestic and overseas regulatory requirements. The Company’s internal management operations were further standardized and the level of the Company’s corporate governance had been continually enhanced through the coordination and balances among the shareholders’ general meeting, the Board and its respective specialised committees, the Supervisory Committee and the management led by the President of the Company together with the effective operations of the internal control systems. The construction of a world’s first-class energy company was progressed steadily. During the reporting period, the Company convened one shareholders’ general meeting, three meetings of the Board and three meetings of the Supervisory Committee, adopting 11 resolutions of the shareholders’ general meeting, 24 resolutions of the Board and 11 resolutions of the Supervisory Committee. Such meetings were prepared and convened in compliance with the relevant laws and rules and the adopted resolutions were lawful and valid. During the reporting period, the Company’s corporate governance met the requirements set out in the normative documents relating to governance of listed companies issued by the securities regulatory authorities and stock exchanges of the places where the Company is listed, and no person with access to insider information was found dealing in the shares of the Company against the relevant regulations. 2. Compliance with the Corporate Governance Code For the six months ended June 30, 2022, the Company has complied with all the code provisions of the Corporate Governance Code set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), except for the following changes occurred during the reporting period. On April 29, 2022, Mr. Liu Yuezhen resigned as a non-executive Director and a member of the Audit Committee and the Examination and Remuneration Committee of the Board due to his age. Following the resignation of Mr. Liu Yuezhen, the number of members of the Audit Committee of the Board decreased from three to two, falling below the minimum number required under Rule 3.21 of the Listing Rules. On June 17, 2022, Mr. Xie Jun joined as a member of the Audit Committee of the Board. The Company has currently complied with all the code provisions as set out under the Corporate Governance Code. 3. Formulation and Implementation of the Cash Dividend Policy In order to protect the interests of the shareholders, the Company provides in the Articles of Association of PetroChina Company Limited (the “Articles of Association”) that, for the year when the net profit attributable to the parent company and the cumulative undistributed profit are positive and so long as the cash flows of the Company may support its normal course of operation and sustainable development, any cash dividends shall not be less than 30% of the net profit attributable to the parent company for that year. The dividend of the Company shall be distributed twice a year. The final dividend shall be decided by ordinary resolution at the shareholders’ general meeting, and the interim dividend may be decided by the Board upon the authorization by ordinary resolution at the shareholders’ general meeting. Since listing, the

SIGNIFICANT EVENTS 035 Company has been strictly complying with the Articles of Association and relevant regulatory requirements and making decisions on dividend distribution based on the principle of rewarding shareholders. The shareholders also welcome the Company’s prudent and active dividend distribution policy. The independent Directors have performed their duties conscientiously and diligently, expressed independent and objective opinions on dividend distribution and played their due role. Authorised by the shareholders to determine the distribution of 2022 interim dividend, the Board has reviewed and approved the 2022 interim dividend at the seventeenth meeting of the eighth session of the Board, with the consent of independent Directors. 4. Final Dividend for 2021 and Interim Dividend for 2022 and Closure of Register of Members (1) Final Dividend for the Year Ended December 31, 2021 The final dividend in respect of 2021 of RMB0.09622 per share (inclusive of applicable tax), amounting to a total of RMB17,610 million, was approved by the shareholders at the 2021 annual general meeting of the Company on June 9, 2022 and was paid on or before July 29, 2022. (2) Interim Dividend for 2022 and Closure of Register of Members The Board was authorised by the shareholders to approve the distribution of an interim dividend for 2022 at the 2021 annual general meeting of the Company on June 9, 2022.To provide returns to the shareholders, the Board has resolved to declare an interim dividend of RMB0.20258 per share (inclusive of applicable tax) for 2022 on the basis of a total of 183,020,977,818 shares of the Company as at June 30, 2022. The total amount of the interim dividends payable is RMB37,076 million. The interim dividend of the Company will be paid to shareholders whose names appear on the register of members of the Company at the close of trading on September 19, 2022. The register of members of H shares will be closed from September 14, 2022 to September 19, 2022 (both days inclusive) during which period no transfer of H shares will be registered. In order to qualify for the interim dividend, holders of H shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited on or before 4:30 p.m., September 13, 2022. Holders of A shares whose names appear on the register of members of the Company maintained at China Securities Depository and Clearing Corporation Limited (“CSDC”) at the close of trading on the Shanghai Stock Exchange in the afternoon of September 19, 2022 will be eligible for the interim dividend. In accordance with the relevant provisions of the Articles of Association and relevant laws and regulations, dividends payable to the shareholders of the Company shall be declared in Renminbi. Dividends payable to the holders of A shares shall be paid in Renminbi, and for the A shares of the Company listed on the Shanghai Stock Exchange and invested by the investors through the Hong Kong Stock Exchange, dividends shall be paid in Renminbi to the accounts of the nominal shareholders through CSDC. Save for the H shares of the Company listed on the Hong Kong Stock Exchange and invested by the investors through the Shanghai Stock Exchange and Shenzhen Stock Exchange (the “H Shares under the Southbound Trading Link”), dividends payable to the holders of H shares shall be paid in Hong Kong Dollars. The applicable exchange rate shall be the average of the medium exchange rate for Renminbi to Hong Kong Dollar as announced by the People’s Bank of China for the week prior to the declaration of the dividends by the Board. Dividends payable to the holders of H Shares under the Southbound Trading Link shall be paid in Renminbi. In accordance with the Agreement on Payment of Cash Dividends on the H Shares under the Southbound Trading Link (《港股通 H股股票現金紅利派發協議》) between the Company and CSDC, CSDC will receive the dividends payable by the Company to holders of the H Shares under the Southbound Trading Link as a nominal holder of the H Shares under the Southbound Trading Link on

036 SIGNIFICANT EVENTS 2022 INTERIM REPORT behalf of investors and assist the payment of dividends on the H Shares under the Southbound Trading Link to investors thereof. The average of the medium exchange rate for Renminbi to Hong Kong Dollar as announced by the People’s Bank of China for the week prior to the declaration of the 2022 interim dividend by the Board is RMB0.86802 to 1.00 Hong Kong Dollar. Accordingly, the interim dividend will be 0.23338 Hong Kong Dollar per H share (inclusive of applicable tax). The Company has appointed Bank of China (Hong Kong) Trustees Limited as the receiving agent in Hong Kong (the “Receiving Agent”), and will pay the declared interim dividend to the Receiving Agent for its onward payment to the holders of H shares. The interim dividend will be paid by the Receiving Agent around October 28, 2022 to the holders of H shares by ordinary mail at their own risks. According to the Law on Corporate Income Tax of the People’s Republic of China (《中華人民共和國企業所得稅法》) and the relevant implementing rules which came into effect on January 1, 2008 and was amended on February 24, 2017 and December 29, 2018, the Company is required to withhold corporate income tax at the rate of 10% before distributing dividends to non-resident enterprise shareholders whose names appear on the H share register of members of the Company. Any H shares registered in the name of non-individual shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organisations, will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the corporate income tax. Any holders of H shares wishing to change their shareholder status should consult their agents or trust institutions on the relevant procedures. The Company will withhold and pay the corporate income tax strictly in accordance with the relevant laws or requirements of the relevant governmental departments based on the information that will have been registered on the Company’s H share register of members on September 19, 2022. According to the Notice on Issues Concerning the Collection and Management of Individual Income Tax after the Abolishment of Guo Shui Fa [1993] No.045 promulgated by the State Taxation Administration (Guo Shui Han [2011] No.348)（《關於國稅發〔1993〕045號 文件廢止後有關個人所得稅征管問題的通知》（國稅函 〔2011〕348號 ））, the Company is required to withhold and pay the individual income tax for individual holders of H shares and individual holders of H shares are entitled to certain tax preferential treatments according to the tax agreements between those countries where the individual holders of H shares are resident and China and the provisions in respect of tax arrangements between Chinese mainland and Hong Kong (Macau). The Company will withhold and pay the individual income tax at the tax rate of 10% on behalf of the individual H shareholders who are Hong Kong residents, Macau residents or residents of those countries having agreements with China for individual income tax rate in respect of dividend of 10%. For individual H shareholders who are residents of those countries having agreements with China for individual income tax rates in respect of dividend of lower than 10%, the Company would make applications on their behalf to seek entitlement of the relevant agreed preferential treatments pursuant to the Circular on Issuing Administrative Measures on Preferential Treatment Entitled by Non-residents Taxpayers under Treaties (SAT Circular [2019] No.35) (《關於發布〈非居民納稅人享受協定待遇管 理辦法〉的公告》(國家稅務總局公告 2019年第 35號 )) issued by the State Taxation Administration. For individual H shareholders who are residents of those countries having agreements with China for individual income tax rates in respect of dividend of higher than 10% but lower than 20%, the Company would withhold the individual income tax at the agreed-upon effective tax rate. For individual H shareholders who are residents of those countries without any taxation agreements with China or having agreements with China for individual income tax in respect of dividend of 20% or other situations, the Company would withhold the individual income tax at a tax rate of 20%.

SIGNIFICANT EVENTS 037 The Company will determine the country of domicile of the individual H shareholders based on the registered address as recorded in the register of members of the Company (the “Registered Address”) on September 19, 2022 and will accordingly withhold and pay the individual income tax. If the country of domicile of an individual H shareholder is not the same as the Registered Address, the individual H shareholder shall notify the share registrar of the Company’s H shares and provide relevant supporting documents on or before 4:30 p.m., September 13, 2022 (address: Hong Kong Registrars Limited, Shops 1712-1716, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong). If the individual H shareholder does not provide the relevant supporting documents to the share registrar of the Company’s H shares within the time period stated above, the Company will determine the country of domicile of the individual H shareholder based on the recorded Registered Address on September 19, 2022. The Company will not entertain any claims arising from and assumes no liability whatsoever in respect of any delay in, or inaccurate determination of, the status of the shareholders of the Company or any disputes over the withholding and payment of tax. In accordance with the Notice of Ministry of Finance, the State Taxation Administration, and the China Securities Regulatory Commission on Taxation Policies concerning the Pilot Program of an Interconnection Mechanism for Transactions in the Shanghai and Hong Kong Stock Markets (Cai Shui [2014] No.81) (《財政部、國家稅務總局、 證監會關於滬港股票市場交易互聯互通機制試點有關稅收政策的通知》(財稅 [2014]81號 )), which became effective on November 17, 2014, and the Notice of the Ministry of Finance, the State Taxation Administration, and the China Securities Regulatory Commission on Taxation Policies concerning the Pilot Program of an Interconnection Mechanism for Transactions in the Shenzhen and Hong Kong Stock Markets (Cai Shui [2016] No. 127) (《財政部、 國家稅務總局、證監會關於深港股票市場交易互聯互通機制試點有關稅收政策的通知》(財稅 [2016]127號 )), which became effective on December 5, 2016, with regard to the dividends obtained by individual Chinese mainland investors from investment in the H shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong Stock Connect and Shenzhen-Hong Kong Stock Connect, the Company will withhold their individual income tax at the tax rate of 20% in accordance with the register of individual Chinese mainland investors provided by CSDC. As to the withholding tax having been paid abroad, an individual investor may file an application for tax credit with the competent tax authority of CSDC with an effective credit document. With respect to the dividends obtained by Chinese mainland securities investment funds from investment in the H shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong Stock Connect and Shenzhen-Hong Kong Stock Connect, the Company will withhold tax with reference to the provisions concerning the collection of tax on individual investors. The Company will not withhold income tax on dividends obtained by Chinese mainland enterprise investors, and Chinese mainland enterprise investors shall file their income tax returns and pay tax themselves instead. With regard to the dividends obtained by the investors (including enterprises and individuals) from investment in the A shares of the Company listed on Shanghai Stock Exchange through the Hong Kong Stock Exchange, the Company will withhold income tax at the tax rate of 10%, and file tax withholding returns with the competent tax authority. Where any Hong Kong investor is a tax resident of a foreign country and the rate of income tax on dividends is less than 10%, as provided for in the tax treaty between the country and the PRC, the enterprise or individual may directly, or entrust a withholding agent to, file an application for the tax treatment under the tax treaty with the competent tax authority of the Company. Upon review, the competent tax authority will refund tax based on the difference between the amount of tax having been collected and the amount of tax payable calculated at the tax rate as set out in the tax treaty.

038 SIGNIFICANT EVENTS 2022 INTERIM REPORT 5. Material Litigation and Arbitration There was no material litigation or arbitration during the reporting period. 6. Items at Fair Value Unit: RMB million Balance at the Balance the end of at the Profit/loss changes on in Name of Items beginning reporting period of the the reporting period reporting Changes period in the reporting fair value period of the Sources of funds Derivative financial instruments 32 (2,950) (2,982) (21,285) Self-owned funds Investments in other equity instruments 1,176 943 (233)—Self-owned funds Receivables financing 3,975 6,183 2,208—Self-owned funds The items at fair value held by the Company during the reporting period include the derivative financial instruments for the purpose of hedging, domestic and overseas listed shares and the equity investment that does not have a quoted market price in an active market, and bills of acceptance issued by banks for the sale of goods and rendering of services. 7. Material Acquisition, Disposal and Restructuring of Assets During the reporting period, there is no material acquisition, disposal and restructuring of assets. 8. Material Connected Transactions (1) Connected transactions Disposal of equity interest in Liaohe Oilfield (Panjin) Gas Storage Co., Ltd. (“Liaohe Gas Storage Company”) The sixteenth meeting of the eighth session of the Board considered and approved the Proposal for Equity Interest Transaction in Liaohe Oilfield (Panjin) Gas Storage Co., Ltd., approving the sale of all equity interest held by the Company in its wholly-owned subsidiary Liaohe Gas Storage Company to Liaohe Petroleum Exploration Bureau Co., Ltd. (a wholly-owned subsidiary of CNPC). In accordance with the Listing Rules and the Listing Rules of the Shanghai Stock Exchange (“Shanghai Stock Exchange Listing Rules”), the transaction constitutes a connected transaction. For relevant details of the transaction, please refer to the announcements published by the Company on June 20, 2022 on the website of the Hong Kong Stock Exchange and on the website of the Shanghai Stock Exchange, respectively. The change of industrial and commercial registration in relation to such transaction was completed, upon which Liaohe Gas Storage Company ceased to be a subsidiary of the Company and its financial results were no longer consolidated into the Group’s financial statements. For details, please refer to the announcements published by the Company on July 8, 2022 on the website of the Hong Kong Stock Exchange and the website of the Shanghai Stock Exchange, respectively. (2) Continuing connected transactions (a) Connected transactions with CNPC Pursuant to the Listing Rules and the Shanghai Stock Exchange Listing Rules, since CNPC is the controlling shareholder of the Company, transactions between the

SIGNIFICANT EVENTS 039 Group and CNPC as well as their jointly-held entities constitute connected transactions of the Group. The Group and CNPC as well as their jointly-held entities continue to carry out certain existing continuing connected transactions. The Company had obtained independent Directors’ and independent shareholders’ approval at the seventh meeting of the 2020 Board held on August 27, 2020 and the 2020 third extraordinary general meeting held on November 5, 2020, respectively, for a renewal of the existing continuing connected transactions and the new continuing connected transactions, and the proposed caps for the existing continuing connected transactions and the new continuing connected transactions for the period from January 1, 2021 to December 31, 2023. The Group and CNPC as well as their jointly-held entities will continue to carry out the continuing connected transactions referred to in the following agreements: 1) Comprehensive Products and Services Agreement 2) Land Use Rights Leasing Contract and an agreement supplementary thereto 3) Buildings Leasing Contract 4) Intellectual Property Licensing Contracts 5) Contract for the Transfer of Rights under Production Sharing Contracts Details of the above agreements were set out in the section headed “Connected Transactions” of the 2021 annual report published on the websites of the Hong Kong Stock Exchange and the Shanghai Stock Exchange on March 31, 2022, respectively. Details of the Comprehensive Products and Services Agreement, the Land Use Rights Leasing Contract and its Supplementary Agreement, and the Buildings Leasing Contract were published on the websites of the Shanghai Stock Exchange (Announcement No. Lin 2020-036) and Hong Kong Stock Exchange on August 27, 2020, respectively, and were also set out in the meeting materials for the 2020 third extraordinary general meeting published on the website of the Shanghai Stock Exchange on October 29, 2020. (b) Continuing connected transactions with CNPC Finance In accordance with the provisions of the Listing Rules and the Shanghai Stock Exchange Listing Rules, CNPC Finance is a connected person of the Group. As for the deposits of the Group with CNPC Finance during the reporting period, the balance as at the beginning of the reporting period is RMB30,128 million; the amount increased by RMB3,911,280 million and decreased by RMB3,896,053 million during the reporting period; and the balance as at the end of the reporting period is RMB45,355 million, with RMB interest rate range of 0.35%-4.26%. As for the loans provided by CNPC Finance to the Group, the balance as at the beginning of the reporting period is RMB70,567 million; the amount increased by RMB44,816 million and decreased by RMB46,123 million during the reporting period; and the balance as at the end of the reporting period is RMB69,260 million, with RMB interest rate range of 3.2%-4.28%. CNPC Finance granted to the Group the acceptance bill of RMB8,191 million, and provided the Group with bills discounting finance of RMB1,324 million. On March 31, 2022, the Company and CNPC Finance entered into the Derivatives Framework Agreement, pursuant to which, during the year of 2022, the Group will conduct currency derivatives transactions with CNPC Finance, to lock in exchange rates and hedge market risks in advance through the conduct of currency derivatives transactions to achieve the purpose of hedging. The term of the agreement will be until December 31, 2022. For details, please refer to the announcements published by the Company on March 31, 2022 on the website of Hong Kong Stock Exchange and Shanghai Stock Exchange, respectively. During the reporting period, the transaction amount of currency derivatives transactions between CNPC Finance and the Group has reached US$2,544 million.

040 SIGNIFICANT EVENTS 2022 INTERIM REPORT (3) Performance of the continuing connected transactions during the reporting period During the reporting period, in accordance with CAS, the actual total transaction amounts of the connected transactions between the Group and its connected parties were RMB237,303 million, of which the sales of goods and provision of services by the Group to its connected parties amounted to RMB54,315 million, representing 3% of the same category transactions of the Group, and purchase of goods and services by the Group from the connected parties amounted to RMB182,988 million, representing 13% of the same category transactions of the Group. The balance of the capital provided by the connected parties to the Group amounted to RMB135,535 million. (4) Details of the connected transactions during the reporting period have been set out in Note 63 to the financial statements of the Group prepared under CAS and Note 18 to the financial statements of the Group prepared under IFRS. 9. Material Contracts and the Performance Thereof (1) There was no trusteeship, sub-contracting and leasing of properties of other companies by the Company which was enacted during the reporting period or extended from periods prior to the reporting period and has generated a profit for the Company over 10% (inclusive) of the total profit of the Company during the reporting period. (2) As of the end of the reporting period, the Company and its subsidiaries had a guarantee balance of RMB202,942 million, including RMB27,215 million for credit guarantee and RMB165,380 million for performance guarantee, RMB10,347 million for financing guarantee, and the balance of guarantees as of the end of the reporting period accounted for approximately 14.40% of the Group’s net asset. The guarantee balance of the Company as of the end of the reporting period did not exist for the guarantee provided to the controlling shareholder, the ultimate controller and its related parties. (3) The Company did not entrust any other person to carry out cash management during the reporting period nor was there any such entrustment that was extended from periods prior to the reporting period. (4) The Company had no material external entrusted loans during the reporting period. (5) Save for disclosed in this interim report, during the reporting period, the Company did not enter into any material contract which requires disclosure. 10. Performance of Undertakings In order to support the business development of the Company, consolidate the relevant quality assets and avoid industry competition, CNPC, the controlling shareholder of the Company, entered into the Agreement on Non-Competition and Pre-emptive Right to Transaction (the “Agreement”) with the Company on March 10, 2000. As of the end of the reporting period, except for those already performed, the undertakings not performed by CNPC, the controlling shareholder of the Company, included the follows: (1) due to the fact that the laws of the jurisdiction where ADSs were listed prohibit local citizens from directly or indirectly financing or investing in the oil and gas projects in certain countries, CNPC failed to inject the overseas oil and gas projects in certain countries into the Company; (2) upon execution of the Agreement, CNPC did not strictly comply with the Agreement and obtained business opportunities that competed or were likely to compete with the principal business of the Company. Nevertheless, such industry competition primarily concentrated on oil and gas exploration and development operations at certain overseas countries and regions in which the resources owned by CNPC were insufficient or uncertain. In connection with matters described above, CNPC issued a Letter of Undertaking to the Company on June 20, 2014 and made additional undertakings that: (1)

SIGNIFICANT EVENTS 041 within ten years from the date of the Letter of Undertaking, after taking into account of political, economic and other factors, the Company may request CNPC to sell offshore oil and gas assets which remain in possession by CNPC and which were in possession by CNPC as at the date of the Letter of Undertaking; (2) for business opportunities relating to investment in offshore oil and gas assets after the date of the Letter of Undertaking, the relevant prior approval procedure of the Company shall be initiated strictly in accordance with the Agreement. Subject to the applicable laws, contractual agreements and procedure requirements, CNPC will sell to the Company offshore oil and gas assets as described in items (1) and (2) above at the request of the Company. Save for the above additional undertakings, undertakings made by CNPC in the Agreement remain unchanged. Save for the above undertakings, there were no significant undertakings made by the Company, shareholders, actual controllers, acquirers, Directors, Supervisors, Senior Management or other related parties during the reporting period or up to the reporting period. 11. Penalties on the Company and its Directors, Supervisors, Senior Management, Controlling Shareholder and De Facto Controller and Remedies Thereto During the reporting period, none of the Company or its current Directors, Supervisors, Senior Management, controlling shareholder or ultimate controller of the Company was subject to any investigation by competent authorities, enforcement by judicial or disciplinary departments, or was handed over to judicial department or subject to criminal liabilities, subject to investigation or administrative punishment by the China Securities Regulatory Commission, or any denial of participation in the securities market or was deemed unsuitable, nor was subject to any material administrative penalty by other administrative authorities or public condemnation by a stock exchange. 12. Repurchase, Sale or Redemption of Securities The Company and its subsidiaries did not repurchase, sell or redeem any listed securities of the Company during the six months ended June 30, 2022. 13. Compliance with the Model Code for Securities Transactions by Directors of Listed Issuers The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers contained in Appendix 10 to the Listing Rules (the “Model Code”) in respect of dealing in the Company’s shares by its Directors. Upon specific enquiries made to each Director and Supervisor, each Director and Supervisor has confirmed to the Company that each of them had complied with the requirements set out in the Model Code during the reporting period. 14. Interests of Directors, Supervisors and Chief Executives in the Share Capital of the Company As at June 30, 2022, none of the Directors, Supervisors and Chief Executives had any interest or short positions in any shares, underlying shares or debentures of the Company or any associated corporation within the meaning of Part XV of the Securities and Futures Ordinance that are required to be recorded in the register mentioned under Section 352 of the Securities and Futures Ordinance or as otherwise notifiable to the Company and the Hong Kong Stock Exchange by the Directors, Supervisors and Chief Executives pursuant to the Model Code. 15. Creditworthiness of the Company and its Controlling Shareholder and Ultimate Controller During the reporting period, the Company and its controlling shareholder did not incur any unperformed material obligations determined by court judgement that had come into force or any significant outstanding debt that had become due and payable.

042 SIGNIFICANT EVENTS 2022 INTERIM REPORT

16. Audit Committee

The Audit Committee of the Company comprises Mr. Cai Jinyong, Mr. Xie Jun and Mr. Jiang, Simon X.. The main duties of the Audit Committee are to review and monitor the financial reporting procedures and internal control system of the Group and make recommendations to the Board.

The Audit Committee of the Company has reviewed and confirmed the interim results for the six months ended June 30, 2022.

17. Disclosure of Other Information

Save for disclosed above, there have been no material changes in the information disclosed in the annual report of the Group for the year ended December 31, 2021 in respect of matters required to be disclosed under paragraph 32 of Appendix 16 to the Listing Rules.

18. Index of Information Disclosure

Matter	Names of newspaper of publication	Date of publication (or the time of release through the website of the Hong Kong Stock Exchange or the Shanghai Stock Exchange, if the disclosure was not published)	Website of release
Advance Notice for Estimated Profit of the Annual Results of 2021 of PetroChina Company Limited	China Securities Journal, Shanghai Securities News, Securities Times, Securities Daily	January 12, 2022	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Clarification Announcement of PetroChina Company Limited	China Securities Journal, Shanghai Securities News, Securities Times, Securities Daily	January 20, 2022	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Notification of Board Meeting		March 17, 2022	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Rules of Procedure of the Sustainable Development Committee of the Board of PetroChina Company Limited		March 31, 2022	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Continuous Risk Assessment Report and 2022 Financial Business Forecast of CNPC Finance		March 31, 2022	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Annual Financial Statements and Audit Report of PetroChina Company Limited for the Year Ended December 31, 2021		March 31, 2022	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Audit Report on Internal Control		March 31, 2022	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
2021 Environmental, Social and Governance Report		March 31, 2022	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange

PetroChina SIGNIFICANT EVENTS 043

Matter	Names of newspaper of publication	Date of publication (or the time of release through the website of the Hong Kong Stock Exchange or the Shanghai Stock Exchange, if the disclosure was not published)	Website of release
2021 Performance Report of the Audit Committee		March 31, 2022	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Special Statement and Independent Opinions of Independent Non-executive Directors of PetroChina Company Limited on the Company's External Guarantees		March 31, 2022	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
2021 Performance Report of Independent Directors of PetroChina Company Limited		March 31, 2022	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
2021 Annual Report of PetroChina Company Limited		March 31, 2022	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Pre-approval Opinions of Independent Non-executive Directors of PetroChina Company Limited on the Resolutions of the Fourteenth Meeting of the Eighth Session of the Board		March 31, 2022	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Independent Opinions of Independent Non-executive Directors of PetroChina Company Limited on the Connected Transactions between the Company and CNPC Finance		March 31, 2022	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Announcement of Continuing Connected Transactions of PetroChina Company Limited	China Securities Journal, Shanghai Securities News, Securities Times, Securities Daily	March 31, 2022	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Announcement on Resolutions of the Tenth Meeting of the Eighth Session of the Supervisory Committee of PetroChina Company Limited	China Securities Journal, Shanghai Securities News, Securities Times, Securities Daily	March 31, 2022	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Announcement on Resolutions of the Fourteenth Meeting of the Eighth Session of the Board of PetroChina Company Limited	China Securities Journal, Shanghai Securities News, Securities Times, Securities Daily	March 31, 2022	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Results Announcement for the Year Ended December 31, 2021 of PetroChina Company Limited (Summary of Annual Report)	China Securities Journal, Shanghai Securities News, Securities Times, Securities Daily	March 31, 2022	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Final Dividends as at December 31, 2021		March 31, 2022	Website of the Hong Kong Stock Exchange
Announcement on External Guarantee Arrangement of PetroChina Company Limited in 2022	China Securities Journal, Shanghai Securities News, Securities Times, Securities Daily	March 31, 2022	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Announcement of PetroChina Company Limited on Renewing the Appointment of Accounting Firms	China Securities Journal, Shanghai Securities News, Securities Times, Securities Daily	March 31, 2022	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange

044 SIGNIFICANT EVENTS 2022 INTERIM REPORT

Matter	Names of newspaper of publication	Date of publication (or the time of release through the website of the Hong Kong Stock Exchange or the Shanghai Stock Exchange, if the disclosure was not published)	Website of release
Independent Opinions of Independent Non-executive Directors of PetroChina Company Limited on the Appointment of the Company's Domestic and Overseas Accounting Firms in 2022		March 31, 2022	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Independent Opinions of Independent Non-executive Directors of PetroChina Company Limited on the Company's 2021 Profit Distribution Plan		March 31, 2022	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Independent Opinions of Independent Non-executive Directors of PetroChina Company Limited on the Company's Conduct of Financial Derivative Business in 2022		March 31, 2022	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Special Report of PetroChina Company Limited on Financial Business including Deposits and Loans involving Connected Transactions with CNPC Finance in 2021		March 31, 2022	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Special Report of PetroChina Company Limited on Occupation of Funds by Controlling Shareholders and Other Connected Parties		March 31, 2022	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Special Audit Report on the Summary of Non-operating Fund Occupation and Other Related Fund Transactions of PetroChina Company Limited		March 31, 2022	Website of the Shanghai Stock Exchange
Notification on Board Meeting		April 14, 2022	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Notice of PetroChina Company Limited on Convening of 2021 Annual General Meeting	China Securities Journal, Shanghai Securities News, Securities Times, Securities Daily	April 22, 2022	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
List of Directors and Their Roles and Functions		April 29, 2022	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Announcement of PetroChina Company Limited on Amendment to the Articles of Association	China Securities Journal, Shanghai Securities News, Securities Times, Securities Daily	April 29, 2022	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
First Quarterly Report of PetroChina Company Limited	China Securities Journal, Shanghai Securities News, Securities Times, Securities Daily	April 29, 2022	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Independent Opinions of the Independent Non-executive Directors of PetroChina Company Limited on the Resolution of the Fifteenth Meeting of the Eighth Session of the Board		April 29, 2022	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange

PetroChina SIGNIFICANT EVENTS 045

Matter	Names of newspaper of publication	Date of publication (or the time of release through the website of the Hong Kong Stock Exchange or the Shanghai Stock Exchange, if the disclosure was not published)	Website of release
Announcement on Resolutions of the Eleventh Meeting of the Eighth Session of the Supervisory Committee of PetroChina Company Limited	China Securities Journal, Shanghai Securities News, Securities Times, Securities Daily	April 29, 2022	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Announcement on Resolutions of the Fifteenth Meeting of the Eighth Session of the Board of PetroChina Company Limited	China Securities Journal, Shanghai Securities News, Securities Times, Securities Daily	April 29, 2022	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Announcement of PetroChina Company Limited on the Resignations of the Company's Directors and Senior Management and the Appointment of the Chief Geologist	China Securities Journal, Shanghai Securities News, Securities Times, Securities Daily	April 29, 2022	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Announcement of PetroChina Company Limited on Adding Temporary Proposals at the 2021 Annual General Meeting	China Securities Journal, Shanghai Securities News, Securities Times, Securities Daily	May 13, 2022	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Announcement of PetroChina Company Limited on the Resignation of the Company's Employee Representative Supervisors and the Appointment of Employee Representative Supervisors	China Securities Journal, Shanghai Securities News, Securities Times, Securities Daily	May 19, 2022	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Meeting Documents of 2021 Annual General Meeting of PetroChina Company Limited		June 1, 2022	Website of the Shanghai Stock Exchange
Announcement of PetroChina Company Limited on Precautions for Participating in the 2021 Annual General Meeting during the Epidemic Prevention and Control Period	China Securities Journal, Shanghai Securities News, Securities Times, Securities Daily	June 1, 2022	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
List of Directors and Their Roles and Functions		June 9, 2022	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Announcement on Resolutions of the Twelfth Meeting of the Eighth Session of the Supervisory Committee of PetroChina Company Limited	China Securities Journal, Shanghai Securities News, Securities Times, Securities Daily	June 9, 2022	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Announcement of PetroChina Company Limited on the Resignation of the Company's Supervisors	China Securities Journal, Shanghai Securities News, Securities Times, Securities Daily	June 9, 2022	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Legal Opinions from Beijing King & Wood Mallesons on the 2021 Annual General Meeting of PetroChina Company Limited	China Securities Journal, Shanghai Securities News, Securities Times, Securities Daily	June 9, 2022	Website of the Shanghai Stock Exchange
Announcement on Resolutions Passed at the 2021 Annual General Meeting of PetroChina Company Limited	China Securities Journal, Shanghai Securities News, Securities Times, Securities Daily	June 9, 2022	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
(updated) Final Dividends for the Year Ended December 31, 2021		June 9, 2022	Website of the Hong Kong Stock Exchange

046 SIGNIFICANT EVENTS 2022 INTERIM REPORT

Matter	Names of newspaper of publication	Date of publication (or the time of release through the website of the Hong Kong Stock Exchange or the Shanghai Stock Exchange, if the disclosure was not published)	Website of release
Articles of Association of PetroChina Company Limited		June 10, 2022	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
List of Directors and Their Roles and Functions		June 15, 2022	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Announcement of PetroChina Company Limited on the Resignation of the Company's Independent Director	China Securities Journal, Shanghai Securities News, Securities Times, Securities Daily	June 15, 2022	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Announcement on the Implementation of Final Dividend for the Year of 2021 for A shares by PetroChina Company Limited	China Securities Journal, Shanghai Securities News, Securities Times, Securities Daily	June 17, 2022	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Connected Transaction Disposal of a Subsidiary		June 20, 2022	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Announcement of PetroChina Company Limited on the Resignation of the Company's Chief Financial Officer and Secretary to the Board	China Securities Journal, Shanghai Securities News, Securities Times, Securities Daily	June 20, 2022	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Announcement of PetroChina Company Limited on the Appointment of the Company's Vice President, Chief Financial Officer and Secretary to Board	China Securities Journal, Shanghai Securities News, Securities Times, Securities Daily	June 20, 2022	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Independent Opinions of the Independent Non-executive Directors of PetroChina Company Limited on the Resolutions of the Sixteenth Meeting of the Eighth Session of the Board		June 20, 2022	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange
Announcement on Resolutions of the Sixteenth Meeting of the Eighth Session of the Board of PetroChina Company Limited	China Securities Journal, Shanghai Securities News, Securities Times, Securities Daily	June 20, 2022	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange

19. Performance of Environmental and Social Responsibilities

The Company actively performed its social responsibilities and included green and low-carbon into the development strategies, strictly abided by the Environmental Protection Law of the PRC and other relevant laws and regulations to prevent and control pollution, enhanced ecological protection, and devoted to becoming an excellent corporate citizen of the world. Some subsidiaries of the Company are major pollutant-discharging enterprises as announced by the environmental protection authorities. Public information disclosure regarding the environment has been made by such companies as per relevant regulations of Ministry of Ecology and Environment of the People's Republic of China and

SIGNIFICANT EVENTS 047 the requirements of the local environmental protection authorities on the websites of the local environmental protection authorities. For the subsidiaries that were not major pollutant-discharging enterprises, information on administrative penalties due to environmental issues has also been disclosed on the website of the local environmental protection authorities strictly in accordance with the requirements of the State and local governments. Please refer to such websites for details of the disclosures. The Company has always adhered to the concept of “development in protection, protection in development, environmental protection priority”, promoted clean production deeply, and has reached 100% application rate of clean and pollution-free operations. The Company strengthened the implementation of pollution prevention and control measures, enhanced the management of the operation of existing pollution control devices, speeded up the upgrading of wastewater treatment standards and ultra-low emission of waste gas pollution control facilities, and strengthened the construction of comprehensive utilization and disposal facilities of oil waste and other solid wastes. The prevention and control measures of environmental risks were continuously improved. The Company strengthened employee health management and implemented normalized epidemic prevention and control. The Company actively implemented the national overall work arrangement of “carbon peak and carbon neutrality”, continued to take measures to reduce greenhouse gas emissions such as clean substitution, vent gas recovery, sealing process upgrading, ground system optimization, leak detection and repair, actively carried out pilot programs to monitor the methane in oil and gas fields, strengthened positive incentives and assessment constraints, and urged subordinate companies to accelerate green and low-carbon transformation. . The Company focused on the support in respect of industry, consumption, intelligence, and employment, etc., and continuously promoted the rural revitalization plan; carried out the construction action of “Petroleum Happy Countryside” to improve the rural living environment; leveraged resource advantages to continuously make efforts in rural tourism, storage and transportation and other fields; carried out the construction action of “Developing Agriculture” lecture halls to carry out the agricultural knowledge delivery to the countryside and provide online trainings; carried out the “Go Babies” children health security project; continued to carry out financial aid projects of “Sailing Study Fellowship” and “Sunshine Study Fellowship” for poor students for their pursuing of college education, and promoted the re-diagnosis for serious diseases and “Internet Plus Medical Health” services. 20. Employees As at June 30, 2022, the Group had 409,191 employees (excluding 239,552 market-oriented temporary and seasonal staff). Based on characteristics of different positions, the Group built various remuneration systems to meet the demand of equity within the Group and competitiveness in the market. In subsidiaries and branches of the Company, an annual salary system is adopted for the management, a position level-based wage system for supervisory, professional and technical positions and a positional skill-based wage system for operators and technicians. In addition, subsidies are offered to those who possess more sophisticated technical and working skills. Each employee is remunerated according to the level of their job position, individual competence and contribution, and with changes in the relevant factors, such remuneration will also be adjusted in a timely manner. The Group has been consistently focused on employee training as an important means of achieving a robust company strategy based on talent. It serves to increase the calibre of its staff and its competitiveness and helps to build a harmonious enterprise. Employee training of the Group covers basic concepts, policies and regulations, knowledge required for a job position, safety awareness, cultural knowledge and technical skills as a

048 SIGNIFICANT EVENTS 2022 INTERIM REPORT fundamental basis. In practice, training revolves around four comprehensive programmes, namely, competences-building directed at the management, technical innovation at professional and technical staff, skill enhancement at operators and workers and internationalisation of talent. These training efforts are multi-dimensional and diversified in approaches, which can better cater to the Group’s needs for development and building of high-calibre working teams. 21. Shareholders’ Meetings On June 9, 2022, the Company convened 2021 annual general meeting pursuant to the Articles of Association via video conference. Ten resolutions of non-cumulative voting and one resolution of cumulative voting were passed and approved at the meeting, among which, nine ordinary resolutions were passed and approved by more than half of the votes, and two special resolutions were passed and approved by more than two thirds of the votes. For details, please refer to the announcements on the Resolutions Passed at the 2021 Annual General Meeting of PetroChina Company Limited published by the Company on June 9, 2022 on the websites of the Hong Kong Stock Exchange and Shanghai Stock Exchange, respectively. 22. Risk Factors In its course of production and operation, the Group actively took various measures to avoid and mitigate various types of risks. However, in practice, it may not be possible to prevent all risks and uncertainties completely. (1) Industry Regulations and Tax Policies Risk The PRC government exercises supervision over the domestic oil and natural gas industry, and its regulatory policies will affect the Group’s operating activities such as obtaining the exploration and production licences, the payment of industry-specific taxes and levies, and the implementation of environmental policies and safety standards. Any future changes in the policies of the PRC government in the oil and natural gas industry may also have an impact on the Group’s operations. Taxes and levies are one of the major external factors affecting the operations of the Group. The PRC government has been actively implementing taxation reforms, which may lead to future changes in the taxes and levies relating to the operations of the Group, thereby affecting the operating results of the Group. (2) Price Fluctuations of Oil and Gas Risk The Group is engaged in a wide range of oil and gas products-related activities and part of its oil and gas products demands are met through external purchases in international market. The prices of crude oil, refined products and natural gas in the international market are affected by various factors such as changes in global and regional politics and economy, demand and supply of oil and gas, as well as unexpected events and disputes with international repercussions. The prices of domestic crude oil are determined by reference to the international prices of crude oil. The prices of domestic refined products are adjusted to reflect the price changes in the international crude oil market. Domestic natural gas prices implement the guidance prices of the PRC government. (3) Foreign Exchange Rate Risk The Group conducts its business primarily in Renminbi in the PRC, but it keeps certain foreign currencies to pay for the imported oil and gas, equipment and other raw materials as well as to repay financial liabilities denominated in foreign currencies. Currently, the PRC government has implemented a regulated floating exchange rate regime based on market supply and demand with reference to a basket of currencies. However, Renminbi is still regulated in capital projects. The exchange rates of Renminbi are affected by domestic and international economic and political changes, and demand and supply for Renminbi. Future exchange rates of Renminbi against other currencies may vary from the current exchange rates, which in turn would affect the operating results and financial position of the Group.

SIGNIFICANT EVENTS 049 (4) Market Competition Risk The Group has distinctive advantages in resources, and is in a leading position in the oil and gas industry in the PRC. At present, major competitors of the Group are other large domestic oil and petrochemical producers and distributors. With the further opening up of the domestic oil and petrochemical market, large foreign oil and petrochemical companies and certain private enterprises have become competitors of the Group in certain regions and segments. The Group has been in a leading position in the exploration and production business and natural gas sales business in China, but the Group is facing relatively intense competition in refining, chemicals and marketing of refined products businesses. (5) Uncertainty of the Oil and Gas Reserves Risk According to industry characteristics and international practices, both the crude oil and natural gas reserve data disclosed by the Group are estimates only. The Group has engaged internationally recognised valuers to evaluate the crude oil and natural gas reserves of the Group on a regular basis. However, the estimates of the reserves depends on a number of factors, assumptions and variables, such as the quality and quantity of technical and economic data, the prevailing oil and gas prices of the Group etc., many of which are beyond the control of the Group and may be adjusted over time. The results of drilling, testing and exploration after the date of the evaluation may also result in revision of the reserves data of the Group to a certain extent. (6) Overseas Operations Risk As the Group operates in a number of countries around the world, it is subject to the influences of different political, legal and regulatory factors prevailing in the countries of operation, including countries which are not very stable and are greatly different from developed countries in certain material aspects. The risks involved primarily include instability in political environment, taxation policies, import and export restrictions, as well as regulatory requirements. (7) Risk Relating to Climate Change In recent years, the oil industry has been facing ever increasing challenges posed by global climate change. A number of international, domestic and regional agreements restricting greenhouse gas emission have been signed and become effective. If China or other countries in which the Company operates take more stringent measures to reduce greenhouse gas emission, the revenue and profits earned by the Group may reduce as a result of substantial capital expenditures and taxation expenditures and increases in operating costs incurred and even the strategic investments of the Group may be subject to the unfavourable impact posed by the related laws, regulations and regulatory requirements. (8) Hidden Hazards and Force Majeure Risk Oil and gas exploration, development, storage and transportation and the production, storage and transportation of refined products and petrochemical products involve certain risks, which may cause unexpected or dangerous events such as personal injuries or death, property damage, environmental damage and disruption to operations, etc. The hazard risks faced by the Group correspond the expansion in the scale and area of operations. In the meantime, new regulations promulgated by the State in recent years set out higher standard for production safety. The Group has implemented a strict HSE management system and used its best endeavours to avoid the occurrence of various accidents. However, the Group cannot completely avoid potential financial losses caused by such contingent incidents. The Group has adopted strict implementation of laws and regulations of the State, and invested in a timely manner to effectively control the safety and environmental hazards found. In addition, natural disasters such as earthquake, typhoon, tsunami and emergency public health events may cause losses to the Group’s properties and personnel, and may affect the normal operations of the Group.

050 SIGNIFICANT EVENTS 2022 INTERIM REPORT 23. Details of Preference Shares There was no matter concerning the preference shares requiring disclosure during the reporting period. 24. Other Significant Events (1) Important events occurred since the end of the reporting period (a) On August 12, 2022, as approved by the Board and for better protection of the interests of the investors, the Company has notified the New York Stock Exchange (the “NYSE”) that it will apply for a voluntary delisting of its American Depositary Shares (“ADSs”) from the NYSE pursuant to the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and relevant rules, and, subject to subsequent actual circumstances, the deregistration of the ADSs and the underlying H Shares with the United States Securities and Exchange Commission in accordance with the relevant requirements under the Exchange Act. For details, please refer to the announcement published by the Company on the website of the Shanghai Stock Exchange (Announcement No. Lin 2022-028) and the announcement published on the website of the Hong Kong Stock Exchange on August 12, 2022, respectively. (b) On August 25, 2022, the resolution regarding the change of the names of specific branches, including Exploration and Production Branch, was considered and approved by the seventeenth meeting of the eighth session of the Board. According to the new energy and new materials strategy and plan of the Company and taking the development orientation of the specific branches into consideration, it was agreed that the Exploration and Production Branch would be renamed as Oil, Gas and New Energy Branch, and the Refining and Chemicals Branch would be renamed as Refining, Chemicals and New Materials Branch. The above-mentioned branches are branch organisation of the Company, rather than the operating segments of the Group. (2) China continues to improve systems, mechanisms, policies and measures for green and low-carbon energy transformation On January 30, 2022, the National Development and Reform Commission (“NDRC”) and the National Energy Administration (“NEA”) jointly issued the Opinions on Improving Systems, Mechanisms, Policies and Measures for Green and Low-Carbon Energy Transformation (Fa Gai Neng Yuan [2022] No. 206) (《關於完善能源綠色低 碳轉型體制機制和政策措施的意見》（發改能源〔2022〕 206號 ）, which propose to improve the mechanism for clean and profitable utilization of oil and gas, enhance the capacity of exploitation of oil and gas fields in a clean and efficient way, make efforts to promote the transformation and upgrading of the refining and chemical industry, and at the same time increase the synergy of pollution control and carbon reduction. In addition, these opinions require to improve synergistic development of oil and gas, geothermal energy, wind energy, solar energy and other energy resources, and encourage oil and gas enterprises to utilize their own construction land to develop renewable energy and construct distributed energy facilities, and build a multi-energy integrated district energy supply system in the oil and gas field area. Further, the natural gas supply chains should be sorted out and the gas supply levels should be reduced. Traditional oil and gas filling stations are encouraged to establish integrated oil, gas, electricity and hydrogen transportation energy service stations, and more efforts should be made to strengthen the promotion and demonstration of carbon dioxide capture, utilization and storage technology, expand the application of carbon dioxide flooding technology, and explore carbon dioxide storage by utilization of underground space formed after oil and gas exploitation. Such matters do not affect the continuity of the business or the stability of management of the Group and are conducive for the Group to promote the synergistic development of oil and gas and new energy businesses.

SIGNIFICANT EVENTS 051 (3) China actively builds up a modern energy system On January 29, 2022, NDRC and NEA jointly issued the 14th Five-Year Plan for Modern Energy System (Fa Gai Neng Yuan [2022] No. 210) (《“十四五 ”現代能源體系規劃》(發改能源〔2022〕210號 ) ), which proposes to strengthen domestic oil and gas exploration and development, enhance geological survey and exploration of oil and gas in key basins and sea areas, and consolidate the foundation for resource continuity. Further, it requires to accelerate the use of reserves, properly conduct “control the decline” and “improve the recovery rate” in the developed oil fields, promote stable production of old oil fields and gas fields, and intensify the development of production capacity of new areas, so as to ensure continuously stable and increased production. More effort should be made to expand the exploration and development of unconventional resources, and accelerate the development of shale oil, shale gas and coalbed methane. It is also required to promote steady increase of oil production and rapid growth of natural gas production. Pricing mechanism of refined oil products should be studied and improved. The top-level design improvement of the natural gas market should be sped up, a natural gas market system featuring orderly competition and highly efficient supply should be established, and the natural gas trading platform should be improved. In addition, the market-oriented reform of natural gas prices should be steadily promoted, and the levels of gas distribution should be reduced. Such matters do not affect the continuity of the business or the stability of management of the Group and is conducive to the sustainable and healthy development of the Group and achieving sustainable and positive operating results. (4) China implemented phased price subsidies for oil refining enterprises under high oil prices On June 14, 2022, the Ministry of Finance and NDRC issued the Notice on Implementing Phased Price Subsidies when International Oil Prices Reach the Upper Limit of Regulation (Cai Jian [2022] No. 185) (《關於做好 國際油價觸及調控上限後實施階段性價格補貼有關工作的通知》(財建〔2022〕185號 ) ), which explicitly stipulated that, when the crude oil price in the international market is higher than the upper limit of the price control of refined oil set by the State (US$ 130 per barrel), a staged price subsidy will be implemented for oil refining enterprises. The subsidy standard is the unadjusted highest retail price of gasoline and diesel that was supposed to be adjusted during the period of price adjustment (i.e. a period of ten working days (corresponding to the window for price adjustment of refined oil) is used). The subsidy amount is the actual sales volume of gasoline and diesel by oil refining enterprises during the period of price adjustment. The duration of the policy is tentatively set for two months. If the crude oil price in international market continues to be higher than the upper limit of the price control of refined oil prices set by the State, the relevant control policies will be clarified in advance. Such matters do not affect the continuity of the business or the stability of management of the Group and is conducive to the sustainable and healthy development of the Group and achieving sustainable and positive operating results.

052 DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT 2022 INTERIM REPORT DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT 1. Change of Directors, Supervisors and Senior Management of the Company On April 29, 2022, Mr. Liu Yuezhen resigned as a Director, as well as a member of the Audit Committee of the Board and a member of the Examination and Remuneration Committee of the Board due to his age; Mr. Sun Longde resigned as a Vice President and the Chief Geologist of the Company due to his age; Mr. Li Luguang resigned as a Vice President of the Company due to his age; Mr. Duan Liangwei joined as a member of the Examination and Remuneration Committee of the Board; and Mr. Jiao Fangzheng was appointed as the Chief Geologist and re-designated from a non-executive Director to an executive Director. On May 19, 2022, Mr. Fu Suotang resigned as an employee representative Supervisor due to his age; Mr. Li Jiamin and Mr. Liu Xianhua resigned as employee representative Supervisors due to work arrangement; upon democratic election by the Company’s employee representatives, Mr. Lan Jianbin, Mr. He Jiangchuan and Mr. Jin Yanjiang were elected as employee representative Supervisors. On June 9, 2022, Mr. Lv Bo resigned as the Chairman of the Supervisory Committee and a Supervisor due to work arrangement; Mr. Zhang Fengshan resigned as a Supervisor due to his age, and Mr. Jiang Lifu and Mr. Lu Yaozhong resigned as Supervisors due to work arrangement; upon election at the 2021 annual general meeting of the Company, Mr. Xie Jun was elected as a Director and Mr. Cai Anhui, Mr. Xie Haibing, Ms. Zhao Ying and Mr. Cai Yong were elected as Supervisors; upon election by the Supervisory Committee, Mr. Cai Anhui was elected as the Chairman of the Supervisory Committee. On June 15, 2022, Mr. Simon Henry resigned as an independent non-executive Director and a member of the Investment and Development Committee of the Board due to personal business commitments. On June 17, 2022, Mr. Chai Shouping resigned as the Chief Financial Officer of the Company and the Secretary to the Board due to his age; Mr. Zhang Daowei and Mr. Wan Jun were appointed as Vice Presidents of the Company, and Mr. Wang Hua was appointed as the Chief Financial Officer of the Company and the Secretary to the Board; Mr. Huang Yongzhang joined as a member of the Investment and Development Committee of the Board, and Mr. Xie Jun joined as a member of the Audit Committee of the Board. On August 12, 2022, Mr. Chai Shouping resigned as the Company Secretary of the Company due to his age; Mr. Wang Hua was appointed as the Company Secretary of the Company.

PetroChina DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT 053

2. Basic Particulars of the Current Directors, Supervisors and Other Senior Management

Directors

Name	Gender	Age	Position
Dai Houliang	Male	58	Chairman of the Board
Hou Qijun	Male	55	Vice Chairman of the Board
Duan Liangwei	Male	54	Non-executive Director
Jiao Fangzheng	Male	59	Executive Director, Chief Geologist
Huang Yongzhang	Male	55	Executive Director and President
Ren Lixin	Male	55	Executive Director, Senior Vice President
Xie Jun	Male	54	Non-executive Director
Elsie Leung Oi-sie	Female	84	Independent Non-executive Director
Tokuchi Tatsuhito	Male	69	Independent Non-executive Director
Cai Jinyong	Male	63	Independent Non-executive Director
Jiang, Simon X.	Male	68	Independent Non-executive Director

Supervisors

Name	Gender	Age	Position
Cai Anhui	Male	53	Chairman of the Supervisory Committee
Xie Haibing	Male	51	Supervisor
Zhao Ying	Female	54	Supervisor
Wang Liang	Male	59	Supervisor
Cai Yong	Male	47	Supervisor
Lan Jianbin	Male	55	Supervisor appointed by employees' representatives
He Jiangchuan	Male	56	Supervisor appointed by employees' representatives
Jin Yanjiang	Male	56	Supervisor appointed by employees' representatives

054 DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT 2022 INTERIM REPORT Other Senior Management Name Gender Age Position Tian Jinghui Male 59 Vice President Yang Jigang Male 59 Vice President, Chief Engineer Zhang Minglu Male 58 Safety Director Zhu Guowen Male 55 Vice President Zhang Daowei Male 49 Vice President Wan Jun Male 56 Vice President Wang Hua Male 48 Chief Financial Officer, Secretary to the Board 3. Shareholdings of the Directors, Supervisors and Senior Management As at June 30, 2022, no current Directors, Supervisors or other Senior Management of the Company or outgoing Directors, Supervisors or other Senior Management of the Company during the reporting period held any shares of the Company.

PetroChina RELEVANT INFORMATION ON THE BONDS 055

RELEVANT INFORMATION ON THE BONDS

1. Information on Corporate Bonds Issued But Not Yet Due

Items	Abbreviated Form	Code	Date of Issue	Maturity Date	Amount (RMB100 million)	Interest Rate (%)	Mode of Repayment	Stock Exchange for Listing
2012 Corporate Bonds (First Tranche) (10-year term)	12 PetroChina 02	122210.SH	November 22, 2012	November 22, 2022	20	4.90	Annual payment of interest, and one lump sum repayment of principal at maturity	Shanghai Stock Exchange
2012 Corporate Bonds (First Tranche) (15-year term)	12 PetroChina 03	122211.SH	November 22, 2012	November 22, 2027	20	5.04	Annual payment of interest, and one lump sum repayment of principal at maturity	Shanghai Stock Exchange
2013 Corporate Bonds (First Tranche) (10-year term)	13 PetroChina 02	122240.SH	March 15, 2013	March 15, 2023	40	4.88	Annual payment of interest, and one lump sum repayment of principal at maturity	Shanghai Stock Exchange
2016 Corporate Bonds (First Tranche) (10-year term)	16 PetroChina 02	136165.SH	January 19, 2016	January 19, 2026	47	3.50	Annual payment of interest, and one lump sum repayment of principal at maturity	Shanghai Stock Exchange
2016 Corporate Bonds (Second Tranche) (10-year term)	16 PetroChina 04	136254.SH	March 3, 2016	March 3, 2026	23	3.70	Annual payment of interest, and one lump sum repayment of principal at maturity	Shanghai Stock Exchange
2016 Corporate Bonds (Third Tranche) (10-year term)	16 PetroChina 06	136319.SH	March 24, 2016	March 24, 2026	20	3.60	Annual payment of interest, and one lump sum repayment of principal at maturity	Shanghai Stock Exchange
2019 First Tranche Middle-term Note ("MTN")	19 PetroChina MTN001	101900113.IB	January 24, 2019	January 24, 2024	31.3	2.70	Annual payment of interest, and one lump sum repayment of principal at maturity	China Interbank Bond Market
2019 Second Tranche MTN	19 PetroChina MTN002	101900114.IB	January 24, 2019	January 24, 2024	27.5	2.70	Annual payment of interest, and one lump sum repayment of principal at maturity	China Interbank Bond Market

056 RELEVANT INFORMATION ON THE BONDS 2022 INTERIM REPORT

Items	Abbreviated Form	Code	Date of Issue	Maturity Date	Amount (RMB100 million)	Interest Rate (%)	Mode of Repayment	Stock Exchange for Listing
2019 Third Tranche MTN	19 PetroChina MTN003	101900222.IB	February 22, 2019	February 22, 2024	100	3.66	Annual payment of interest, and one lump sum repayment of principal at maturity	China Interbank Bond Market
2019 Fourth Tranche MTN	19 PetroChina MTN004	101900221.IB	February 22, 2019	February 22, 2024	100	3.66	Annual payment of interest, and one lump sum repayment of principal at maturity	China Interbank Bond Market
2019 Fifth Tranche MTN	19 PetroChina MTN005	101900586.IB	April 23, 2019	April 23, 2024	100	3.96	Annual payment of interest, and one lump sum repayment of principal at maturity	China Interbank Bond Market
2020 First Tranche MTN	20 PetroChina MTN001	102000621.IB	April 9, 2020	April 9, 2023	100	2.42	Annual payment of interest, and one lump sum repayment of principal at maturity	China Interbank Bond Market
2020 Second Tranche MTN	20 PetroChina MTN002	102000622.IB	April 9, 2020	April 9, 2023	100	2.42	Annual payment of interest, and one lump sum repayment of principal at maturity	China Interbank Bond Market
2022 First Tranche GN	22 PetroChina GN001	132280041.IB	April 27, 2022	April 28, 2025	5	2.26	Annual payment of interest, and one lump sum repayment of principal at maturity	China Interbank Bond Market
2022 Second Tranche GN	22 PetroChina GN002	132280055.IB	June 15, 2022	June 16, 2025	20	2.19	Annual payment of interest, and one lump sum repayment of principal at maturity	China Interbank Bond Market

Remarks:

1. Trading places: Shanghai Stock Exchange for 12 PetroChina 02, 12 PetroChina 03, 13 PetroChina 02, 16 PetroChina 02, 16 PetroChina 04 and 16 PetroChina 06, China Interbank Bond Market for 19 PetroChina MTN001, 19 PetroChina MTN002, 19 PetroChina MTN003, 19 PetroChina MTN004, 19 PetroChina MTN005, 20 PetroChina MTN001, 20 PetroChina MTN002, 22 PetroChina GN001 and 22 PetroChina GN002.

2. Mode of Repayment: annual payment of interest, and one lump sum repayment of principal at maturity for 12 PetroChina 02, 12 PetroChina 03, 13 PetroChina 02, 16 PetroChina 02, 16 PetroChina 04, 16 PetroChina 06, 19 PetroChina MTN001, 19 PetroChina MTN002, 19 PetroChina MTN003, 19 PetroChina MTN004, 19 PetroChina MTN005, 20 PetroChina

RELEVANT INFORMATION ON THE BONDS 057 MTN001, 20 PetroChina MTN002, 22 PetroChina GN001 and 22 PetroChina GN002. 3. Interest payment and redemption of bonds during the reporting period: 19 PetroChina MTN001 and 19 PetroChina MTN002 have completed interest payment in full and on time, and completed the full redemption of the sell-back parts. 13 PetroChina 02, 16 PetroChina 02, 16 PetroChina 04, 16 PetroChina 06, 19 PetroChina MTN003, 19 PetroChina MTN004, 19 PetroChina MTN005, 20 PetroChina MTN001 and 20 PetroChina MTN002 have completed interest payment in full and on time. 4. Investor suitability arrangements: public offering and trading for public investors (ordinary investors) for 12 PetroChina 02, 12 PetroChina 03 and 13 PetroChina 02, public offering and trading for qualified investors (professional investors) for 16 PetroChina 02, 16 PetroChina 04 and 16 PetroChina 06, public offering and trading for institutional investors in the China Interbank Bond Market for 19 PetroChina MTN001, 19 PetroChina MTN002, 19 PetroChina MTN003, 19 PetroChina MTN004, 19 PetroChina MTN005, 20 PetroChina MTN001, 20 PetroChina MTN002, 22 PetroChina GN001 and 22 PetroChina GN002. 5. Applicable trading mechanism: applicable to trading on the matching transactions, click transactions, enquiry transactions, bidding transactions and negotiation transactions in Shanghai Stock Exchange for 12 PetroChina 02, 12 PetroChina 03, 13 PetroChina 02, 16 PetroChina 02, 16 PetroChina 04 and 16 PetroChina 06, applicable to circulation and transfer on the China Interbank Bond Market for 19 PetroChina MTN001, 19 PetroChina MTN002, 19 PetroChina MTN003, 19 PetroChina MTN004, 19 PetroChina MTN005, 20 PetroChina MTN001, 20 PetroChina MTN002, 22 PetroChina GN001 and 22 PetroChina GN002. 6. Triggering and implementation of special terms: 19 PetroChina MTN001 and 19 PetroChina MTN002 are accompanied by the issuer’s option to adjust the coupon rate and the investor’s option to sell back at the end of the third year. Relevant terms were triggered during the reporting period. The issuer adjusted the coupon rates of 19 PetroChina MTN001 and 19 PetroChina MTN002 to 2.70% and 2.70%, respectively, in the next two years, and investors of 19 PetroChina MTN001 and 19 PetroChina MTN002 sold back RMB6.87 billion and RMB7.25 billion, respectively. 7. There is no overdue bonds of the Company, and there is no risk of termination of listing and trading in the bonds issued by the Company. 2. Information on Follow-up Credit Rating of Bonds During the reporting period, there was no adjustments to the credit rating results of the Company or the bonds issued by the Company made by credit rating agencies. 3. Credit Enhancement Mechanism, Debt Repayment Plan and Safeguard Measures for Debt Repayment During the reporting period, the credit enhancement mechanism for the bonds issued by the Company, the debt repayment plan and the safeguard measures for debt repayment were consistent with the provisions and relevant undertakings as set out in the offering circulars without any change. 4. Mortgage, Pledge, Seizure, Freezing, Conditional Realization, Impossible Realization of Assets, Impossibility of Using Assets to Repay Debts and Other Situations and Arrangements Involving the Rights Limitation over Assets As at the end of the reporting period, the material assets of the Company were not subject to limitations.

058 RELEVANT INFORMATION ON THE BONDS 2022 INTERIM REPORT 5. Major Accounting Data and Financial Indicators Relating to Corporate Bonds Items As at June 30, 2022 As at December 31, 2021 Liquidity ratio 1.00 0.93 Quick ratio 0.71 0.65 Asset-liability ratio (%) 46.05 43.69 Note: The asset-liability ratio was calculated as total liabilities divided by total assets at the end of each period. Items The First Half of 2022 The First Half of 2021 Earnings before interest, taxes, depreciation and amortization (EBITDA) (RMB million) 230,839 205,564 Net profit after deducting non-recurring profits and losses (RMB million) 98,982 52,519 Net cash flow used for investing activities (RMB million) (89,706) (74,802) Net cash flow used for financing activities (RMB million) (26,141) (4,554) Balance of cash and cash equivalents at the end of the period (RMB million) 221,155 154,394 EBITDA-to-Debt 0.69 0.54 Interest coverage multiple 25.85 17.01 Cash interest coverage multiple 34.50 17.26 EBITDA interest coverage ratio 46.63 35.96 Loan repayment ratio (%) 100 100 Interest coverage ratio (%) 100 100 Note: The net cash outflow from financing activities increased by RMB21.587 billion over the same period of last year, mainly due to the increase in repayment of debt by RMB30.409 billion over the same period of last year during the reporting period. The cash interest coverage multiple increased by 99.9% over the same period of last year, mainly due to the increase of net cash flow generated from operating activities by 69% over the same period of last year and the decrease in cash interest expenditure by 20.8% over the same period of last year.

PetroChina

FINANCIAL STATEMENTS 059

PETROCHINA COMPANY LIMITED
UNAUDITED CONSOLIDATED AND COMPANY BALANCE SHEETS
AS OF JUNE 30, 2022

(All amounts in RMB millions unless otherwise stated)

ASSETS	Notes	June 30, 2022 The Group	December 31, 2021 The Group	June 30, 2022 The Company	December 31, 2021 The Company
Current assets					
Cash at bank and on hand	7	246,243	163,536	118,865	35,505
Derivative financial assets	8	36,263	3,913	-	-
Accounts receivable	9	114,193	52,746	19,057	7,429
Receivables financing	10	6,183	3,975	5,866	3,598
Advances to suppliers	11	23,160	14,598	12,894	6,273
Other receivables	12	53,464	39,554	7,449	4,327
Inventories	13	221,699	143,848	133,267	95,828
Other current assets	14	51,425	58,668	38,248	44,442
Total current assets		752,630	480,838	335,646	197,402
Non-current assets					
Investments in other equity instruments	15	943	1,176	348	388
Long-term equity investments	16	271,019	265,884	468,282	461,462
Fixed assets	17	404,282	418,837	249,511	259,790
Oil and gas properties	18	797,985	816,788	605,016	622,093
Construction in progress	19	243,170	223,671	165,035	150,829
Right-of-use assets	20	136,681	139,359	60,655	61,889
Intangible assets	21	90,330	90,587	68,679	68,884
Goodwill	22	8,331	7,987	48	43
Long-term prepaid expenses	23	10,550	11,391	7,750	8,384
Deferred tax assets	37	15,984	12,161	-	-
Other non-current assets	24	40,732	33,854	15,519	12,786
Total non-current assets		2,020,007	2,021,695	1,640,843	1,646,548
TOTAL ASSETS		2,772,637	2,502,533	1,976,489	1,843,950

The accompanying notes form an integral part of these financial statements.

Chairman	Director and President	Chief Financial Officer
Dai Houliang	Huang Yongzhang	Wang Hua

060 FINANCIAL STATEMENTS 2022 INTERIM REPORT

PETROCHINA COMPANY LIMITED
UNAUDITED CONSOLIDATED AND COMPANYBALANCE SHEETS
AS OF JUNE 30, 2022 (CONTINUED)

(All amounts in RMB millions unless otherwise stated)

LIABILITIES AND SHAREHOLDERS' EQUITY	Notes	June 30, 2022 The Group	December 31, 2021 The Group	June 30, 2022 The Company	December 31, 2021 The Company
Current liabilities					
Short-term borrowings	26	48,093	40,010	16,757	23,328
Derivative financial liabilities	8	39,213	3,881	-	-
Notes payable	27	20,802	20,089	20,138	19,369
Accounts payable	28	308,057	233,221	101,663	90,968
Contracts liabilities	29	83,690	78,481	64,498	57,698
Employee compensation payable	30	18,222	8,975	14,239	6,669
Taxes payable	31	70,715	76,774	40,258	51,615
Other payables	32	99,919	28,493	151,541	72,324
Current portion of non-current liabilities	33	55,871	19,893	44,644	8,644
Other current liabilities		7,627	8,341	5,534	5,918
Total current liabilities		752,209	518,158	459,272	336,533
Non-current liabilities					
Long-term borrowings	34	185,009	198,005	99,866	99,767
Debentures payable	35	53,719	89,170	49,380	85,000
Lease liabilities	20	121,763	123,222	47,438	47,976
Provisions	36	133,120	129,405	93,492	90,941
Deferred tax liabilities	37	22,652	26,654	2,370	7,914
Other non-current liabilities		8,401	8,795	4,353	4,678
Total non-current liabilities		524,664	575,251	296,899	336,276
Total liabilities		1,276,873	1,093,409	756,171	672,809
Shareholders' equity					
Share capital	38	183,021	183,021	183,021	183,021
Capital surplus	39	123,041	127,375	122,927	127,207
Special reserve		11,153	9,231	6,348	4,829
Other comprehensive income	58	(26,045)	(34,737)	398	250
Surplus reserves	40	211,970	211,970	200,878	200,878
Undistributed profits	41	831,728	766,955	706,746	654,956
Equity attributable to equity holders of the Company		1,334,868	1,263,815	1,220,318	1,171,141
Non-controlling interests	42	160,896	145,309	-	-
Total shareholders' equity		1,495,764	1,409,124	1,220,318	1,171,141
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		2,772,637	2,502,533	1,976,489	1,843,950

The accompanying notes form an integral part of these financial statements.

Chairman Dai Houliang	Director and President Huang Yongzhang	Chief Financial Officer Wang Hua

PetroChina
FINANCIAL STATEMENTS 061

PETROCHINA COMPANY LIMITED
UNAUDITED CONSOLIDATED AND COMPANY INCOME STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2022

(All amounts in RMB millions unless otherwise stated)

Items	Notes	For the six months ended June 30, 2022 The Group	For the six months ended June 30, 2021 The Group	For the six months ended June 30, 2022 The Company	For the six months ended June 30, 2021 The Company
Operating income	43	1,614,621	1,196,581	831,767	660,813
Less: Cost of sales	43	(1,263,447)	(957,640)	(617,333)	(497,579)
Taxes and surcharges	44	(140,600)	(102,084)	(106,595)	(80,428)
Selling expenses	45	(32,772)	(32,402)	(22,545)	(22,281)
General and administrative expenses	46	(24,344)	(26,422)	(14,747)	(17,176)
Research and development expenses	47	(9,142)	(8,288)	(7,674)	(7,097)
Finance expenses	48	(9,184)	(9,210)	(6,694)	(7,695)
Including: Interest expenses		(9,644)	(10,194)	(7,181)	(20,484)
Interest income		1,375	1,279	470	558
Add: Other income	49	6,406	2,509	6,154	1,598
Investment income	50	(4,380)	26,213	23,184	13,766
Including: Income from investment in associates and joint ventures		8,104	7,433	6,107	5,539
Losses from changes in fair value	51	(8,432)	-	-	-
Credit impairment losses	52	(503)	(268)	(45)	(28)
Asset impairment losses	53	(567)	(474)	(25)	(36)
Gains on asset disposal	54	349	461	257	423
Operating profit		128,005	88,976	85,704	44,280
Add: Non-operating income	55(a)	1,061	907	902	692
Less: Non-operating expenses	55(b)	(10,734)	(2,868)	(8,382)	(2,421)
Profit before taxation		118,332	87,015	78,224	42,551
Less: Taxation	56	(26,618)	(19,199)	(8,824)	(8,346)
Net profit		91,714	67,816	69,400	34,205
Classified by continuity of operations:					
Net profit from continuous operation		91,714	67,816	69,400	34,205
Net profit from discontinued operation		-	-	-	-
Classified by ownership:					
Shareholders of the Company		82,388	53,036	69,400	34,205
Non-controlling interests		9,326	14,780	-	-
Other comprehensive income, net of tax	58	11,806	(3,182)	148	(129)
Other comprehensive income (net of tax) attributable to equity holders of the Company		8,687	(2,362)	148	(129)
(1) Item that will not be reclassified to profit or loss					
Changes in fair value of investments in other equity instruments		(89)	1	(23)	(26)
(2) Items that may be reclassified to profit or loss					
Other comprehensive income recognised under equity method		223	(69)	171	(103)
Cash flow hedges		6,639	-	-	-
Translation differences arising from translation of foreign currency financial statements		1,914	(2,294)	-	-
Other comprehensive income (net of tax) attributable to non-controlling interests		3,119	(820)	-	-
Total comprehensive income		103,520	64,634	69,548	34,076
Attributable to:					
Equity holders of the Company		91,075	50,674	69,548	34,076
Non-controlling interests		12,445	13,960	-	-
Earnings per share					
Basic earnings per share (RMB Yuan)	57	0.45	0.29	0.38	0.19
Diluted earnings per share (RMB Yuan)	57	0.45	0.29	0.38	0.19

The accompanying notes form an integral part of these financial statements.

Chairman	Director and President	Chief Financial Officer
Dai Houliang	Huang Yongzhang	Wang Hua

062 FINANCIAL STATEMENTS

2022 INTERIM REPORT

PETROCHINA COMPANY LIMITED
UNAUDITED CONSOLIDATED AND COMPANY CASH FLOW STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2022

(All amounts in RMB millions unless otherwise stated)

Items	Notes	For the six months ended June 30, 2022 The Group	For the six months ended June 30, 2021 The Group	For the six months ended June 30, 2022 The Company	For the six months ended June 30, 2021 The Company
Cash flows from operating activities					
Cash received from sales of goods and rendering of services		1,633,397	1,392,189	924,079	823,680
Cash received relating to other operating activities		119,395	1,877	6,672	1,603
Sub-total of cash inflows		1,752,792	1,394,066	930,751	825,283
Cash paid for goods and services		(1,101,917)	(1,028,681)	(567,652)	(544,534)
Cash paid to and on behalf of employees		(66,661)	(63,800)	(48,163)	(45,846)
Payments of various taxes		(233,126)	(166,674)	(156,152)	(133,088)
Cash paid relating to other operating activities		(155,027)	(18,877)	(19,968)	(18,732)
Sub-total of cash outflows		(1,556,731)	(1,278,032)	(791,935)	(742,200)
Net cash flows from operating activities	60(a)	196,061	116,034	138,816	83,083
Cash flows from investing activities					
Cash received from disposal of investments		21,796	12,338	2,911	3,535
Cash received from returns on investments		4,687	10,007	33,015	26,790
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets		247	1,095	142	1,304
Net cash received from disposal of subsidiaries and other business units		3,849	33,457	386	-
Sub-total of cash inflows		30,579	56,897	36,454	31,629
Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets		(102,278)	(111,724)	(68,638)	(82,813)
Cash paid to acquire investments		(17,705)	(19,975)	(4,364)	(6,663)
Net cash paid for the acquisition of subsidiaries and other business entities		(302)	-	-	-
Sub-total of cash outflows		(120,285)	(131,699)	(73,002)	(89,476)
Net cash flows used for investing activities		(89,706)	(74,802)	(36,548)	(57,847)
Cash flows from financing activities					
Cash received from capital contributions		237	4	-	-
Including: Cash received from non-controlling interests' capital contributions to subsidiaries		237	4	-	-
Cash received from borrowings		436,624	430,002	82,195	109,015
Sub-total of cash inflows		436,861	430,006	82,195	109,015
Cash repayments of borrowings		(445,469)	(415,060)	(88,789)	(121,826)
Cash payments for interest expenses and distribution of dividends or profits		(10,641)	(13,530)	(7,852)	(14,237)
Including: Subsidiaries' cash payments for distribution of dividends or profits to non-controlling interests		(2,520)	(3,778)	-	-
Cash payments relating to other financing activities		(6,892)	(5,970)	(2,912)	(2,857)
Sub-total of cash outflows		(463,002)	(434,560)	(99,553)	(138,920)
Net cash flows used for financing activities		(26,141)	(4,554)	(17,358)	(29,905)
Effect of foreign exchange rate changes on cash and cash equivalents		4,152	(915)	-	-
Net Increase/(decrease) in cash and cash equivalents	60(b)	84,366	35,763	84,910	(4,669)
Add: Cash and cash equivalents at the beginning of the period		136,789	118,631	31,955	40,787
Cash and cash equivalents at the end of the period	60(c)	221,155	154,394	116,865	36,118

The accompanying notes form an integral part of these financial statements.

Chairman	Director and President	Chief Financial Officer
Dai Houliang	Huang Yongzhang	Wang Hua

PetroChina
FINANCIAL STATEMENTS 063

PETROCHINA COMPANY LIMITED
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2022

(All amounts in RMB millions unless otherwise stated)

	Shareholders' equity attributable to the Company								
Items	Share capital	Capital surplus	Special reserve	Other comprehen-sive income	Surplus reserves	Undistri-buted profits	Sub-total	Non-controlling interests	Total share-holders' equity
Balance at January 1, 2021	183,021	127,222	10,810	(32,128)	203,557	722,939	1,215,421	151,464	1,366,885
Changes in the six months ended June 30, 2021									
Total comprehensive income	-	-	-	(2,362)	-	53,036	50,674	13,960	64,634
Special reserve-safety fund reserve									
Appropriation	-	-	2,252	-	-	-	2,252	127	2,379
Utilisation	-	-	(1,123)	-	-	-	(1,123)	(60)	(1,183)
Profit distribution									
Distribution to shareholders	-	-	-	-	-	(16,000)	(16,000)	(13,315)	(29,315)
Other equity movement									
Capital contribution from non-controlling interests	-	-	-	-	-	-	-	901	901
Disposal of subsidiaries	-	-	-	-	-	-	-	(12,270)	(12,270)
Others	-	503	-	-	-	-	503	381	884
Balance at June 30, 2021	183,021	127,725	11,939	(34,490)	203,557	759,975	1,251,727	141,188	1,392,915

The accompanying notes form an integral part of these financial statements.

Chairman	Director and President	Chief Financial Officer
Dai Houliang	Huang Yongzhang	Wang Hua

064 FINANCIAL STATEMENTS 2022 INTERIM REPORT

PETROCHINA COMPANY LIMITED
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE SIX MONTHS ENDED JUNE 30, 2022 (CONTINUED)

(All amounts in RMB millions unless otherwise stated)

Items	Shareholders' equity attributable to the Company							Non-controlling interests	Total shareholders' equity
	Share capital	Capital surplus	Special reserve	Other comprehensive income	Surplus reserves	Undistributed profits	Sub-total		
Balance at January 1, 2022	183,021	127,375	9,231	(34,737)	211,970	766,955	1,263,815	145,309	1,409,124
Changes in the six months ended June 30, 2022									
Total comprehensive income	-	-	-	8,687	-	82,388	91,075	12,445	103,520
Special reserve-safety fund reserve									
Appropriation	-	-	2,642	-	-	-	2,642	130	2,772
Utilisation	-	-	(720)	-	-	-	(720)	(54)	(774)
Profit distribution									
Distribution to shareholders	-	-	-	-	-	(17,610)	(17,610)	(7,261)	(24,871)
Other equity movement									
Capital contribution from non-controlling interests	-	-	-	-	-	-	-	10,256	10,256
Acquisition of subsidiaries	-	-	-	-	-	-	-	62	62
Others	-	(4,334)	-	5	-	(5)	(4,334)	9	(4,325)
Balance at June 30, 2022	183,021	123,041	11,153	(26,045)	211,970	831,728	1,334,868	160,896	1,495,764

The accompanying notes form an integral part of these financial statements.

Chairman	Director and President	Chief Financial Officer
Dai Houliang	Huang Yongzhang	Wang Hua

PetroChina
FINANCIAL STATEMENTS 065

PETROCHINA COMPANY LIMITED
UNAUDITED COMPANY STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2022

(All amounts in RMB millions unless otherwise stated)

Items	Share capital	Capital surplus	Special reserve	Other comprehensive income	Surplus reserves	Undistributed profits	Total share-holders' equity
Balance at January 1, 2021	183,021	127,044	4,708	455	192,465	619,102	1,126,795
Changes in the six months ended June 30, 2021							
Total comprehensive income	-	-	-	(129)	-	34,205	34,076
Special reserve-safety fund reserve							
Appropriation	-	-	1,661	-	-	-	1,661
Utilisation	-	-	(669)	-	-	-	(669)
Profit distribution							
Distribution to shareholders	-	-	-	-	-	(16,000)	(16,000)
Other equity movement	-	55	-	-	-	-	55
Balance at June 30, 2021	183,021	127,099	5,700	326	192,465	637,307	1,145,918
Balance at January 1, 2022	183,021	127,207	4,829	250	200,878	654,956	1,171,141
Changes in the six months ended June 30, 2022							
Total comprehensive income	-	-	-	148	-	69,400	69,548
Special reserve-safety fund reserve							
Appropriation	-	-	1,975	-	-	-	1,975
Utilisation	-	-	(456)	-	-	-	(456)
Profit distribution							
Distribution to shareholders	-	-	-	-	-	(17,610)	(17,610)
Other equity movement	-	(4,280)	-	-	-	-	(4,280)
Balance at June 30, 2022	183,021	122,927	6,348	398	200,878	706,746	1,220,318

The accompanying notes form an integral part of these financial statements.

Chairman	Director and President	Chief Financial Officer
Dai Houliang	Huang Yongzhang	Wang Hua

066 FINANCIAL STATEMENTS 2022 INTERIM REPORT PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (All amounts in RMB millions unless otherwise stated) 1 COMPANY BACKGROUND PetroChina Company Limited (the “Company”) was established as a joint stock company with limited liability on November 5, 1999 by 中国石油天然氣集团公司 (China National Petroleum Corporation (“CNPC”)) as the sole proprietor in accordance with the approval Guo Jing Mao Qi Gai [1999] No. 1024 “Reply on the approval of the establishment of PetroChina Company Limited” from the former State Economic and Trade Commission of the People’s Republic of China (“China” or “PRC”). CNPC restructured (“the Restructuring”) and injected its core business and the related assets and liabilities into the Company. 中国石油天然氣集团公司 was renamed中国石油天然氣集团公司(“CNPC”before and after the change of name) on December 19, 2017. CNPC is a wholly state-owned company registered in China. The Company and its subsidiaries are collectively referred to as the “Group”. The Group is principally engaged in (i) the exploration, development, transportation and production and marketing of crude oil and natural gas, and new energy business; (ii) the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, derivative petrochemical products and other chemical products, and new materials business; (iii) the marketing of refined products and non-oil products, and trading business; and (iv) the transportation of natural gas and the sale of natural gas. The principal subsidiaries of the Group are listed in Note 6(1). The financial statements were approved by the Board of Directors on August 25, 2022. 2 BASIS OF PREPARATION The financial statements of the Group are prepared in accordance with Accounting Standards for Business Enterprises issued by the Ministry of Finance (the “MOF”) and other regulations issued thereafter (hereafter referred to as the “Accounting Standard for Business Enterprises”, “China Accounting Standards” or “CAS”). The financial statements have been prepared on the going concern basis. These financial statements also comply with the disclosure requirements of the financial statements and notes of “Regulation on the Preparation of Information Disclosures by Companies Issuing Securities, No.15: General Requirements for Financial Reports” as revised by the China Securities Regulatory Commission (“CSRC”) in 2014. 3 STATEMENT OF COMPLIANCE WITH THE ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES The consolidated and the Company’s financial statements for the six months ended June 30, 2022 truly and completely present the financial position of the Group and the Company as of June 30, 2022 and their financial performance and their cash flows for the six months then ended in compliance with the Accounting Standards for Business Enterprises.

FINANCIAL STATEMENTS 067 PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (All amounts in RMB millions unless otherwise stated) 4 PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (1) Accounting Period The accounting period of the Group starts on January 1 and ends on December 31. (2) Operating Cycle The Group takes the period from the exploration or acquisition of the crude oil, natural gas and other assets for exploring, transporting and processing and etc. to their realisation in cash and cash equivalent as a normal operating cycle. (3) Recording Currency The recording currency of the Company and most of its subsidiaries is Renminbi (“RMB”). The Group’s consolidated financial statements are presented in RMB. (4) Measurement Properties Generally are measured at historical cost unless otherwise stated at fair value, net realisable value or present value. (5) Foreign Currency Translation (a) Foreign currency transactions Foreign currency transactions are translated into RMB at the exchange rates prevailing at the date of the transactions. Monetary items denominated in foreign currencies at the balance sheet date are translated into RMB at the exchange rates prevailing at the balance sheet date. Exchange differences arising from these translations are recognised in profit or loss except for those arising from foreign currency specific borrowings for the acquisition, construction of qualifying assets in connection with capitalisation of borrowing costs. Non-monetary items denominated in foreign currencies measured at historical cost are translated into RMB at the historical exchange rates prevailing at the date of the transactions at the balance sheet date. The effect of exchange rate changes on cash is presented separately in the cash flow statement.

068 FINANCIAL STATEMENTS 2022 INTERIM REPORT PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (All amounts in RMB millions unless otherwise stated) (b) Translation of financial statements represented in foreign currency Assets and liabilities of each balance sheet of the foreign operations are translated into RMB at the closing rates at the balance sheet date, while the equity items are translated into RMB at the exchange rates at the date of the transactions, except for the retained earnings and the translation differences in other comprehensive income. Income and expenses for each income statement of the foreign operations are translated into RMB at the approximate exchange rates at the date of the transactions. The currency translation differences resulted from the above-mentioned translations are recognised as other comprehensive income. The cash flows of overseas operations are translated into RMB at the approximate exchange rates at the date of the transactions. The effect of exchange rate changes on cash is presented separately in the cash flow statement. (6) Cash and Cash Equivalents Cash and cash equivalents refer to all cash on hand and deposit held at call with banks, short-term highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. (7) Financial Instrument Financial instruments include cash at bank and on hand, equity securities other than those classified as long-term equity investments, accounts receivables, accounts payables, borrowings, debentures payable and share capital, etc. (a) Recognition and initial measurement of financial assets and financial liabilities A financial asset or financial liability is recognised in the balance sheet when the Group becomes a party to the contractual provisions of a financial instrument. A financial asset (unless it is an accounts receivable without a significant financing component) and financial liability is measured initially at fair value. For financial assets and financial liabilities at fair value through profit or loss, any related directly attributable transaction costs are charged to profit or loss; for other categories of financial assets and financial liabilities, any related directly attributable transaction costs are included in their initial costs. A trade receivable, without significant financing component or practical expedient applied for one year or less contracts is initially measured at the transaction price according to Note 4(22).

FINANCIAL STATEMENTS 069 PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (All amounts in RMB millions unless otherwise stated) (b) Classification and subsequent measurement of financial assets (i) Classification of the financial assets held by the Group The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. On initial recognition, a financial asset is classified as measured at amortised cost, at fair value through other comprehensive income (“FVOCI”), or at fair value through profit or loss (“FVTPL”). Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model. A financial asset is measured at amortised cost if it meets both of the following conditions and is not designated as at FVTPL: • it is held within a business model whose objective is to collect contractual cash flows; • its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. A financial asset is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL: • it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; • its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to designate it as a financial assets at FVOCI. This election is made on an investment-by-investment basis, and from the perspective of the issuer, related investment is in line with the definition of equity instruments.

070 FINANCIAL STATEMENTS 2022 INTERIM REPORT PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (All amounts in RMB millions unless otherwise stated) All financial assets not classified as measured at amortised cost or FVOCI as described above are measured at FVTPL. The business model in which a financial asset is managed refers to how the Group manages its financial assets in order to generate cash flows. That is, the Group’s business model determines whether cash flows will result from collecting contractual cash flows, selling financial assets, or both. The Group determines the business model for managing financial assets according to the facts and based on the specific business objectives for the managing the financial assets determined by the Group’s key management personnel. In assessing whether the contractual cash flows are solely payments of principal and interest on the principal amount outstanding, the Group considers the contractual cash flow characteristics of the instrument. For the purposes of this assessment, “principal” is defined as the fair value of the financial assets at initial recognition. “Interest” is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs, as well as a profit margin. The Group also assesses whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. (ii) Subsequent measurement of the financial assets • Financial assets at FVTPL: These financial assets are subsequently measured at fair value. Gains and losses, including any interest or dividend income, are recognised in profit or loss, unless the financial assets are a part of hedging relationship. • Financial assets measured at amortised cost: These assets are subsequently measured at amortised cost using the effective interest method. Gains or losses on financial assets that are measured at amortised cost and are not a part of any hedging relationship shall be recognised in profit or loss when the financial asset is derecognised, reclassified, through the amortisation process or in order to recognise impairment gains or losses. • Debt investments at FVOCI: These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, impairment and foreign exchange gains and losses are recognised in profit or loss. Other gains and losses are recognised in other comprehensive income. On derecognition, gains and losses accumulated in other comprehensive income are reclassified to profit or loss.

FINANCIAL STATEMENTS 071 PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (All amounts in RMB millions unless otherwise stated) • Equity investments at FVOCI: These assets are subsequently measured at fair value. Dividends are recognised in profit or loss. Other gains and losses are recognised in other comprehensive income. On derecognition, gains and losses accumulated in other comprehensive income are reclassified to retained earnings. (c) Classification and subsequent measurement of financial liabilities Financial liabilities are classified as measured at FVTPL or amortised cost. • Financial liabilities at FVTPL: A financial liability is classified as at FVTPL if it is classified as held-for-trading (including derivative financial liability) or it is designated as such on initial recognition. Financial liabilities at FVTPL are subsequently measured at fair value. Gains and losses, including any interest expense, are recognised in profit or loss, unless the financial liabilities are part of a hedging relationship. • Financial liabilities at amortised cost: Other financial liabilities are subsequently measured at amortised cost using the effective interest method. (d) Offsetting Financial assets and financial liabilities are generally presented separately in the balance sheet, and are not offset. However, a financial asset and a financial liability are offset and the net amount is presented in the balance sheet when both of the following conditions are satisfied: • the Group currently has a legally enforceable right to set off the recognised amounts; • the Group intends either to settle on a net basis, or to realise the financial asset and settle the financial liability simultaneously.

072 FINANCIAL STATEMENTS 2022 INTERIM REPORT PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (All amounts in RMB millions unless otherwise stated) (e) Derecognition of financial assets and financial liabilities Financial asset is derecognised when one of the following conditions is met: • the Group’s contractual rights to the cash flows from the financial asset expire; • the financial asset has been transferred and the Group transfers substantially all of the risks and rewards of ownership of the financial asset; or • the financial asset has been transferred, although the Group neither transfers nor retains substantially all of the risks and rewards of ownership of the financial asset, it does not retain control over the transferred asset. Where a transfer of a financial asset in its entirety meets the criteria for derecognition, the difference between the two amounts below is recognised in profit or loss: • the carrying amount of the financial asset transferred measured at the date of derecognition; • the sum of the consideration received from the transfer and, when the transferred financial asset is a debt investment at FVOCI, any cumulative gain or loss that has been recognised directly in other comprehensive income for the part derecognised. The Group derecognises a financial liability (or part of it) only when its contractual obligation (or part of it) is extinguished. (f) Impairment The Group recognises loss allowances for expected credit loss (“ECL”) on financial assets measured at amortised cost , contract assets and debt investments measured at FVOCI. Financial assets measured at fair value, including debt investments or equity investments at FVTPL, equity investments designated at FVOCI and derivative financial assets, are not subject to the ECL assessment.

FINANCIAL STATEMENTS 073 PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (All amounts in RMB millions unless otherwise stated) (i) Measurement of ECLs ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive). The maximum period considered when estimating ECLs is the maximum contractual period (including extension options) over which the group is exposed to credit risk. Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument. 12-month ECLs are the portion of ECLs that result from default events that are possible within the 12 months after the balance sheet date (or a shorter period if the expected life of the instrument is less than 12 months). Loss allowances for trade receivables and contract assets are always measured at an amount equal to lifetime ECL. ECLs on these financial assets are estimated using a provision matrix based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors and an assessment of both the current and forecast general economic conditions at the balance sheet date. Except for trade receivables and contract assets, the Group measures loss allowance at an amount equal to 12-month ECL for the following financial instruments that have low credit risk for which credit risk has not increased significantly since initial recognition, and at an amount equal to lifetime ECL for trade receivables and contract assets. When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECL, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort, including forward-looking information. (ii) Financial instruments that have low credit risk The credit risk on a financial instrument is considered low if the financial instrument has a low risk of default, the borrower has a strong capacity to meet its contractual cash flow obligations in the near term and adverse changes in economic and business conditions in the longer term may, but will not necessarily, reduce the ability of the borrower to fulfil its contractual cash flow obligations. (iii) Significant increases in credit risk In assessing whether the credit risk of a financial instrument has increased significantly since initial recognition, the Group compares the risk of default occurring on the financial instrument assessed at the balance sheet date with that assessed at the date of initial recognition.

074 FINANCIAL STATEMENTS 2022 INTERIM REPORT PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (All amounts in RMB millions unless otherwise stated) (iv) Credit-impaired financial assets At each balance sheet date, the Group assesses whether financial assets carried at amortised cost and debt investments at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. Evidence that a financial asset is credit-impaired includes the following observable data: • significant financial difficulty of the borrower or issuer; • a breach of contract, such as a default or delinquency in interest or principal payments; • for economic or contractual reasons relating to the borrower’s financial difficulty, the Group having granted to the borrower a concession that would not otherwise consider; • it is probable that the borrower will enter bankruptcy or other financial reorganisation; or • the disappearance of an active market for that financial asset because of financial difficulties. (v) Presentation of allowance for ECL ECLs are remeasured at each balance sheet date to reflect changes in the financial instrument’s credit risk since initial recognition. Any change in the ECL amount is recognised as an impairment gain or loss in profit or loss. The Group recognises an impairment gain or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account, except for debt investments that are measured at FVOCI, for which the loss allowance is recognised in other comprehensive income. (vi) Write-off The gross carrying amount of a financial asset is written off (either partially or in full) to the extent that there is no realistic prospect of recovery. A write-off constitutes a derecognition event. This is generally the case when the Group determines that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off. However, according to the Group’s procedures for recovery of amounts due, financial assets that are written off could still be subject to enforcement activities. Subsequent recoveries of an asset that was previously written off are recognised as a reversal of impairment in profit or loss in the period in which the recovery occurs.

FINANCIAL STATEMENTS 075 PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (All amounts in RMB millions unless otherwise stated) (g) Determination of financial instruments’ fair value Regarding financial instruments, for which there is an active market, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. If there is no active market for a financial instrument, valuation techniques shall be adopted to determine the fair value. When measuring fair value, the Group takes into account the characteristics of the particular asset or liability (including the condition and location of the asset and restrictions, if any, on the sale or use of the asset) that market participants would consider when pricing the asset or liability at the measurement date, and uses valuation techniques that are appropriate in the circumstances and for which sufficient data and other information are available to measure fair value. Valuation techniques mainly include the market approach, the income approach and the cost approach. (h) Derivative financial instruments and hedge accounting Derivative financial instruments are recognised initially at fair value. At each balance sheet date, the fair value is remeasured. The gain or loss on remeasurement to fair value is recognised immediately in profit or loss, except where the derivatives qualify for hedge accounting. Hedge accounting is a method which recognises the offsetting effects on profit or loss of changes in the fair values of the hedging instrument and the hedged item in the same accounting period, to represent the effect of risk management activities. Hedged items are the items that expose the Group to risks of changes in future cash flows and that are designated as being hedged and that must be reliably measurable. The Group’s hedged items include a forecast transaction that is settled with an undetermined future market price and exposes the Group to risk of variability in cash flows, etc. A hedging instrument is a designated derivative whose changes in cash flows are expected to offset changes in the cash flows of the hedged item. The hedging relationship meets all of the following hedge effectiveness requirements: (i) There is an economic relationship between the hedged item and the hedging instrument, which share a risk and that gives rise to opposite changes in fair value that tend to offset each other. (ii) The effect of credit risk does not dominate the value changes that result from that economic relationship. (iii) The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the entity actually hedges and the quantity of the hedging instrument that the entity actually uses to hedge that quantity of hedged item. However, that designation shall not reflect an imbalance between the weightings of the hedged item and the hedging instrument.

076 FINANCIAL STATEMENTS 2022 INTERIM REPORT PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (All amounts in RMB millions unless otherwise stated) • Cash flow hedges Cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with all, or a component of, a recognised asset or liability (such as all or some future interest payments on variable-rate debt) or a highly probable forecast transaction, and could affect profit or loss. As long as a cash flow hedge meets the qualifying criteria for hedge accounting, the amount of cash flow hedges reserve is the lower of the following two absolute amounts: • The cumulative gain or loss on the hedging instrument from inception of the hedge; • The cumulative change in present value of the expected future cash flows on the hedged item from inception of the hedge. The gain or loss on the hedging instrument that is determined to be an effective hedge is recognised in other comprehensive income. The portion of the gain or loss on the hedging instrument that is determined to be an ineffective hedge is recognised in profit or loss. If a hedged forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, or a hedged forecast transaction for a non-financial asset or a non-financial liability becomes a firm commitment for which fair value hedge accounting is applied, the entity shall remove that amount from the cash flow hedge reserve and include it directly in the initial cost or other carrying amount of the asset or the liability. This is not a reclassification adjustment and hence it does not affect other comprehensive income. For cash flow hedges, other than those covered by the preceding two policy statements, that amount shall be reclassified from the cash flow hedge reserve to profit or loss as a reclassification adjustment in the same period or periods during which the hedged expected future cash flows affect profit or loss. If the amount that has been accumulated in the cash flow hedge reserve is a loss and the Group expects that all or a portion of that loss will not be recovered in one or more future periods, the Group immediately reclassify the amount that is not expected to be recovered into profit or loss. In case of the following circumstances, the Group shall discontinue the use of hedge accounting: when the hedging relationship no longer meets the risk management objective on the basis of which it qualified for hedge accounting (ie. the entity no longer pursues that risk management objective), or when a hedging instrument expires or is sold, terminated, exercised, or there is no longer an economic relationship between the hedged item and the hedging instrument or the effect of credit risk starts to dominate the value changes that result from that economic relationship or no longer meets the criteria for hedge accounting. If the hedged future cash flows are still expected to occur, that amount shall remain in the cash flow hedge reserve and shall be accounted for as cash flow hedges. If the hedged future cash flows are no longer expected to occur, that amount shall be immediately reclassified from the cash flow hedge reserve to profit or loss as a reclassification adjustment. A hedged future cash flow that is no longer highly probable to occur may still be expected to occur, if the hedged future cash flows are still expected to occur, that amount shall remain in the cash flow hedge reserve and shall be accounted for as cash flow hedges.

FINANCIAL STATEMENTS 077 PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (All amounts in RMB millions unless otherwise stated) (8) Inventories Inventories include crude oil and other raw materials, work in progress, finished goods and spare parts and consumables, and are measured at the lower of cost and net realisable value. Inventories are initially measured at cost. Cost of inventories comprises all costs of purchase, costs of conversion and other expenditure incurred in bringing the inventories to their present location and condition. In addition to the purchase cost of raw materials, work in progress and finished goods include direct labour costs and an appropriate allocation of production overheads. Cost of inventories is determined primarily using the weighted average method. The cost of finished goods and work in progress comprises cost of crude oil, other raw materials, direct labour and production overheads allocated based on normal operating capacity. Spare parts and consumables include low cost consumables and packaging materials. Low cost consumables are amortised with graded amortisation method and packaging materials are expensed off in full. Provision for decline in the value of inventories is measured as the excess of the carrying value of the inventories over their net realisable value. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale and relevant taxes. The net realisable value of materials held for use in the production is measured based on the net realisable value of the finished goods in which they will be incorporated. The net realisable value of the inventory held to satisfy sales or service contracts is measured based on the contract price, to the extent of the quantities specified in sales contracts, and the excess portion of inventories is measured based on general selling prices. The Group adopts perpetual inventory system. (9) Long-term Equity Investments and Joint Operations Long-term equity investments comprise the Company’s equity investments in subsidiaries, and the Group’s equity investments in joint ventures and associates. Long-term equity investments acquired through business combinations: For a long-term equity investment acquired through a business combination under common control, the proportionate share of the carrying value of shareholders’ equity of the combined entity in the consolidated financial statements of the ultimate controlling party shall be treated as initial cost of the investment on the acquisition date. For a long-term equity investment obtained through a business combination not involving entities under common control, the initial cost comprises the aggregate of the fair value of assets transferred, liabilities incurred or assumed, and equity securities issued by the Company, in exchange for control of the acquiree.

078 FINANCIAL STATEMENTS 2022 INTERIM REPORT PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (All amounts in RMB millions unless otherwise stated) Long-term equity investments acquired through other than business combinations: For an acquisition settled in cash, the initial cost of investment shall be the actual cash consideration paid. For an acquisition settled by the issuance of equity securities, the initial cost of investment shall be the fair value of equity securities issued. (a) Subsidiaries Investments in subsidiaries are accounted for at cost in the financial statements of the Company and are consolidated after being adjusted by the equity method accounting in consolidated financial statements. Long-term equity investments accounted for at cost are measured at the initial investment cost unless the investment is classified as held for sale. The cash dividends or profit distributions declared by the investees are recognised as investment income in the income statement. A listing of the Group’s principal subsidiaries is set out in Note 6(1). (b) Joint ventures and associates Joint ventures are arrangements whereby the Group and other parties have joint control and rights to the net assets of the arrangements. Associates are those in which the Group has significant influence over the financial and operating policies. The term “joint control” refers to the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities (activities with significant impact on the returns of the arrangement) require the unanimous consent of the parties sharing control. The term “significant influence” refers to the power to participate in the formulation of financial and operating policies of an enterprise, but not the power to control, or jointly control, the formulation of such policies with other parties. The investments in joint ventures and associates are accounted for using the equity method accounting. The excess of the initial cost of the investment over the share of the fair value of the investee’s net identifiable assets is included in the initial cost of the investment. While the excess of the share of the fair value of the investee’s net identifiable assets over the cost of the investment is instead recognised in profit or loss in the period in which the investment is acquired and the cost of the long-term equity investment is adjusted accordingly.

FINANCIAL STATEMENTS 079 PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (All amounts in RMB millions unless otherwise stated) Under the equity method accounting, the Group’s share of its investees’ post-acquisition profits or losses and other comprehensive income is recognised as investment income or losses and other comprehensive income respectively. When the Group’s share of losses of an investee equals or exceeds the carrying amount of the long-term equity investment and other long-term interests which substantively form the net investment in the investee, the Group does not recognise further losses as provisions, unless it has obligations to bear extra losses which meet the criteria of recognition for liabilities according to the related standards for contingencies. Movements in the investee owner’s equity other than profit or loss, other comprehensive income and profit distribution should be proportionately recognised in the Group’s equity, provided that the share interest of the investee remained unchanged. The share of the investee’s profit distribution or cash dividends declared is accounted for as a reduction of the carrying amount of the investment upon declaration. The profits or losses arising from the intra-Group transactions between the Group and its investees are eliminated to the extent of the Group’s interests in the investees, on the basis of which the investment income or losses are recognised. The unrealised loss on the intra-Group transaction between the Group and its investees, of which nature is asset impairment, is recognised in full amount, and the relevant unrealised loss is not allowed to be eliminated. If the Group invests a business to investee as a long-term equity investment but not obtain control, the fair value of the invested business shall be used as the initial investment cost of the long-term equity investment. The difference between the carrying amount of the initial cost of the investment and the invested business is recognised in profit or loss. (c) Impairment of long-term equity investments For investments in subsidiaries, joint ventures and associates, if the recoverable amount is lower than its carrying amount, the carrying amount shall be written down to the recoverable amount (Note 4(16)). After an impairment loss has been recognised, it shall not be reversed in future accounting periods for the part whose value has been recovered. (d) Joint Operations A joint operation is an arrangement whereby the Group and other joint operators have joint control and the Group has rights to the assets and obligation for the liabilities, relating to the arrangement. The Group recognises items related to its interest in a joint operation as follows: • its solely-held assets, and its share of any assets held jointly; • its solely-assumed liabilities, and its share of any liabilities incurred jointly; • its revenue from the sale of its share of the output arising from the joint operation; • its share of the revenue from the sale of the output by the joint operation; • its solely-incurred expenses, and its share of any expenses incurred jointly.

080 FINANCIAL STATEMENTS 2022 INTERIM REPORT PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (All amounts in RMB millions unless otherwise stated) (10) Fixed Assets Fixed assets comprise buildings, equipment and machinery, motor vehicles and other. Fixed assets purchased or constructed are initially recorded at cost. The fixed assets injected by the state-owned shareholder during the Restructuring were initially recorded at the valuated amount approved by the relevant authorities managing state-owned assets. Subsequent expenditures for fixed assets are included in the cost of fixed assets only when it is probable that in future economic benefits associated with the items will flow to the Group and the cost of the items can be measured reliably. The carrying amount of the replaced part is derecognised. All other subsequent expenditures are charged to profit or loss during the financial period in which they are incurred. Fixed assets are depreciated using the straight-line method based on the balance of their costs less estimated residual values over their estimated useful lives. For those fixed assets being provided for impairment loss, the related depreciation charge is determined based on the net value lessening the impairment recognised over their remaining useful lives. The estimated useful lives, estimated residual value ratios and annual depreciation rates of the fixed assets are as follows: Estimated useful lives residual value Estimated ratio % depreciation Annual rate % Buildings 8 to 40 years 5 2.4 to 11.9 Equipment and Machinery 4 to 30 years 3 to 5 3.2 to 24.3 Motor Vehicles 4 to 14 years 5 6.8 to 23.8 Others 5 to 12 years 5 7.9 to 19.0 The estimated useful lives, estimated residual values and depreciation method of the fixed assets are reviewed, and adjusted if appropriate, at year end. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its recoverable amount (Note 4(16)). The carrying amounts of fixed assets are derecognised when the fixed assets are disposed or no future economic benefits are expected from their use or disposal. When fixed assets are sold, transferred, disposed or damaged, gains or losses on disposal are determined by comparing the proceeds with the carrying amounts of the assets, adjusted by related taxes and expenses, and are recorded in profit or loss in the disposal period.

FINANCIAL STATEMENTS 081 PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (All amounts in RMB millions unless otherwise stated) (11) Oil and Gas Properties Oil and gas properties include the mineral interests in properties, wells and related facilities arising from oil and gas exploration and production activities. The costs of obtaining the mineral interests in properties are capitalised when they are incurred and are initially recognised at acquisition costs. Exploration license fee, production license fee, rent and other costs for retaining the mineral interests in properties, subsequent to the acquisition of the mineral interests in properties, are charged to profit or loss. The Ministry of Natural Resources in China issues production licenses to applicants on the basis of the reserve reports approved by relevant authorities. The oil and gas properties are amortised at the field level based on the unit of production method except for the mineral interests in unproved properties which are not subjected to depletion. Unit of production rates are based on oil and gas reserves estimated to be recoverable from existing facilities based on the current terms of production licenses. The carrying amount of oil and gas properties is reduced to the recoverable amount when their recoverable amount is lower than their carrying amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and the present value of the estimated future cash flow expected to be derived from the asset (or asset group, the same below) (Note 4(16)). (12) Construction in Progress Construction in progress is recognised at actual cost. The actual cost comprises construction costs, other necessary costs incurred and the borrowing costs eligible for capitalisation to prepare the asset for its intended use. Construction in progress is transferred to fixed assets when the assets are ready for their intended use, and depreciation begins from the following month.

082 FINANCIAL STATEMENTS 2022 INTERIM REPORT PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (All amounts in RMB millions unless otherwise stated) Oil and gas exploration costs include drilling exploration costs and the non-drilling exploration costs, the successful efforts method is used for the capitalisation of the drilling exploration costs. Drilling exploration costs included in the oil and gas exploration costs are capitalised as wells and related facilities when the wells are completed and economically proved reserves are found. Drilling exploration costs related to the wells without economically proved reserves less the net residual value are recorded in profit or loss. The related drilling exploration costs for the sections of wells with economically proved reserves are capitalised as wells and related facilities, and the costs of other sections are recorded in profit or loss. Drilling exploration costs are temporarily capitalised pending the determination of whether economically proved reserves can be found within one year of the completion of the wells. For wells that are still pending determination of whether economically proved reserves can be found after one year of completion, the related drilling exploration costs remain temporarily capitalised only if sufficient reserves are found in those wells and further exploration activities are required to determine whether they are economically proved reserves or not, and further exploration activities are under way or firmly planned and are about to be implemented. Otherwise the related costs are recorded in profit or loss. If proved reserves are discovered in a well, for which the drilling exploration costs have been expensed previously, no adjustment should be made to the drilling exploration costs that were expensed, while the subsequent drilling exploration costs and costs for completion of the well are capitalised. The non-drilling exploration costs are recorded in profit or loss when incurred. Oil and gas development costs are capitalised as the respective costs of wells and related facilities for oil and gas development based on their intended use. The economically proved reserves are the estimated quantities of crude oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government supervision regulation before the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether the estimate is a deterministic estimate or probabilistic estimate. The Group sells the products or by-products produced before the fixed assets reach the scheduled useable state ,or in the research and development process, which be determined as trial operation sales. Related income and cost is present respectively in financial statements according to the daily activities and non-routine activities. Belongs to daily activities, in “Operating income” and “Cost of sales” project list, belongs to non-routine activities, shown in “Gains on asset disposal” and other projects.

FINANCIAL STATEMENTS 083 PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (All amounts in RMB millions unless otherwise stated) (13) Intangible Assets and Goodwill Intangible assets include land use rights and patents, etc., and are initially recorded at cost. The intangible assets injected by the state-owned shareholder during the Restructuring were initially recorded at the valued amount approved by the relevant authorities managing the state-owned assets. Land use rights are amortised using the straight-line method over 30 to 50 years. If it is impracticable to allocate the amount paid for the purchase of land use rights and buildings between the land use rights and the buildings on a reasonable basis, the entire amount is accounted for as fixed assets. The franchise is initially recorded at actual cost, and amortised using the straight-line method over estimated useful lives of gas station. Patent and other intangible assets are initially recorded at actual cost, and amortised using the straight-line method over their estimated useful lives. The carrying amount of intangible assets is written down to its recoverable amount when the recoverable amount is lower than the carrying amount (Note 4(16)). The estimated useful years and amortisation method of the intangible assets with finite useful life are reviewed, and adjusted if appropriate, at each financial year-end. The initial cost of goodwill represents the excess of cost of acquisition over the acquirer’s interest in the fair value of the identifiable net assets of the acquiree under a business combination not involving entities under common control. Goodwill is not amortised and is stated in the balance sheet at cost less accumulated impairment losses (Note 4(16)). On disposal of an asset group or a set of asset groups, any attributable goodwill is written off and included in the calculation of the profit or loss on disposal. (14) Research and Development Research expenditure incurred is recognised as an expense. Costs incurred on development projects shall not be capitalised unless they satisfy the following conditions simultaneously: • In respect of the technology, it is feasible to finish the intangible asset for use or sale; • It is intended by management to finish and use or sell the intangible asset; • It is able to prove that the intangible asset is to generate economic benefits; • With the support of sufficient technologies, financial resources and other resources, it is able to finish the development of the intangible asset, and it is able to use or sell the intangible asset; and • The costs attributable to the development of the intangible asset can be reliably measured.

084 FINANCIAL STATEMENTS 2022 INTERIM REPORT PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (All amounts in RMB millions unless otherwise stated) Costs incurred on development projects not satisfying the above conditions shall be recorded in profit or loss of the current period. Costs incurred on development recorded in profit or loss in previous accounting periods shall not be re-recognised as asset in future accounting periods. Costs incurred on development already capitalised shall be listed as development expenditure in the balance sheet, which shall be transferred to intangible asset from the date when the expected purposes of use are realised. (15) Long-term Prepaid Expenses Long-term prepaid expenses are the expenses that should be borne by current and subsequent periods and should be amortised over more than one year. Long-term prepaid expenses are amortised using the straight-line method over the expected beneficial periods and are presented at cost less accumulated amortisation. (16) Impairment of Non-current Assets Fixed assets, oil and gas properties except for mineral interests in unproved properties, construction in progress, intangible assets with finite useful life, long-term equity investments, long-term prepaid expenses and right-of-use assets are tested for impairment if there is any indication that an asset may be impaired at the balance sheet date. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount if the impairment test indicates that the recoverable amount is less than its carrying amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and the present value of the estimated future cash flow expected to be derived from the asset. Impairment should be assessed and recognised for each individual asset. If it is not possible to estimate the recoverable amount of an individual asset, the recoverable amount of the group of assets to which the asset belongs is determined. A group of assets is the smallest group of assets that is able to generate independent cash flow. The goodwill, presented separately in financial statements, is allocated to each asset group or set of asset groups, which is expected to benefit from the synergies of the combination for the purpose of impairment testing, and should be subject to impairment assessment at least on an annual basis regardless whether there exists any indicators of impairment. Where the impairment assessment indicates that, for the cash-generating unit (that includes the allocated goodwill), the recoverable amount is lower than the carrying value, then an impairment loss will be recorded. The mineral interests in unproved properties are tested annually for impairment. If the cost incurred to obtain a single property is significant, the impairment test is performed and the impairment loss is determined on the basis of the single property. If the cost incurred to obtain a single property is not significant and the geological structure features or reserve layer conditions are identical or similar to those of other adjacent properties, impairment tests are performed on the basis of a group of properties that consist of several adjacent mining areas with identical or similar geological structure features or reserve layer conditions. Once an impairment loss of these assets is recognised, it is not allowed to be reversed even if the value can be recovered in subsequent period.

FINANCIAL STATEMENTS 085 PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (All amounts in RMB millions unless otherwise stated) (17) Borrowing Costs Borrowing costs incurred that are directly attributable to the acquisition and construction of fixed assets and oil and gas properties, which require a substantial period of time for acquisition and construction activities to get ready for their intended use, are capitalised as part of the cost of the assets when capital expenditures and borrowing costs have already incurred and the activities of acquisition and construction necessary to prepare the assets to be ready for their intended use have commenced. The capitalisation of borrowing costs ceases when the assets are ready for their intended use. Borrowing costs incurred thereafter are recognised as financial expense. Capitalisation of borrowing costs should be suspended during periods in which the acquisition or construction of a fixed asset is interrupted abnormally, and the interruption lasts for more than 3 months, until the acquisition or construction is resumed. For a borrowing taken specifically for the acquisition or construction activities for preparing fixed asset and oil and gas property eligible for capitalisation, the to-be-capitalised amount of interests shall be determined according to the actual costs incurred less any income earned on the unused borrowing fund as a deposit in the bank or as a temporary investment. Where a general borrowing is used for the acquisition or construction of fixed asset and oil and gas property eligible for capitalisation, the Group shall calculate and determine the to-be-capitalised amount of interests on the general borrowing by multiplying the part of the accumulative asset disbursements in excess of the weighted average asset disbursement for the specifically borrowed fund by the weighted average actual rate of the general borrowing used. The actual rate is the rate used to discount the future cash flow of the borrowing during the expected existing period or the applicable shorter period to the originally recognised amount of the borrowing. (18) Employee Compensation (a) Short-term benefits Employee wages or salaries, bonuses, social security contributions such as medical insurance, work injury insurance, maternity insurance and housing fund, measured at the amount incurred or at the applicable benchmarks and rates, are recognised as a liability as the employee provides services, with a corresponding charge to profit or loss or included in the cost of assets where appropriate. (b) Post-employment benefits-Defined Contribution Plans Pursuant to the relevant laws and regulations of the People’s Republic of China, the Group participated in a defined contribution basic pension insurance in the social insurance system established and managed by government organisations. The Group has similar defined contribution plans for its employees in its overseas operations. The Group makes contributions to basic pension insurance plans based on the applicable benchmarks and rates stipulated by the government. Basic pension insurance contributions are recognised as part of the cost of assets or charged to profit or loss as the related services are rendered by the employees.

086 FINANCIAL STATEMENTS 2022 INTERIM REPORT PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (All amounts in RMB millions unless otherwise stated) In addition, the Group joined the corporate annuity plan approved by relevant PRC authorities. Contribution to the annuity plan is charged to expense as incurred. The Group has no other material obligation for the payment of pension benefits associated with schemes beyond the contributions described above. (19) Government grants Government grants are non-reciprocal transfers of monetary or non-monetary assets from the government to the Group except for capital contributions from the government in the capacity as an investor in the Group. A government grant is recognised when there is reasonable assurance that the grant will be received and that the Group will comply with the conditions attaching to the grant. If a government grant is in the form of a transfer of a monetary asset, it is measured at the amount received or receivable. If a government grant is in the form of a transfer of a non-monetary asset, it is measured at fair value. Government grants related to assets are grants whose primary condition is that the Group qualifying for them should purchase, construct or otherwise acquire long-term assets. Government grants related to income are grants other than those related to assets. A government grant related to an asset is recognised initially as deferred income and amortised to profit or loss in a reasonable and systematic manner within the useful life of the relevant assets. A grant that compensates the Group for expenses or losses to be incurred in the future is recognised initially as deferred income, and recognised in profit or loss or released to relevant cost in the period in which the expenses or losses are recognised. A grant that compensates the Group for expenses or losses already incurred is recognised to profit or loss or released to related cost immediately. Government grants related to daily activities are recognised in other income or written down the related cost and expenses according to the nature of business activities. Government grants related to non-daily activities are recognised in non-operating income or expenses. (20) Provisions Provisions for product guarantee, quality onerous contracts etc. are recognised when the Group has present obligations, and it is probable that an outflow of economic benefits will be required to settle the obligations, and the amounts can be reliably estimated. Provisions are measured at the best estimate of the expenditures expected to be required to settle the present obligation. Factors surrounding the contingencies such as the risks, uncertainties and the time value of money shall be taken into account as a whole in reaching the best estimate of provisions. Where the effect of the time value of money is material, the best estimate is determined by discounting the related future cash flows. The increase in the discounted amount of the provision arising from the passage of time is recognised as interest expense.

FINANCIAL STATEMENTS 087 PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (All amounts in RMB millions unless otherwise stated) Asset retirement obligations which meet the criteria of provisions are recognised as provisions and the amount recognised is the present value of the estimated future expenditure determined in accordance with local conditions and requirements, while a corresponding addition to the related oil and gas properties of an amount equivalent to the provision is also created. This is subsequently depleted as part of the costs of the oil and gas properties. Interest expenses from the assets retirement obligations for each period are recognised with the effective interest method during the useful life of the related oil and gas properties. Due to technological progress, legal requirements or changes in the market environment, changes in the provisions caused by changes in the amount of expenditure, estimated time of retirement obligations, discount rate, etc., may occur in fulfilling the retirement obligation. For an increase in provisions, the cost of oil and gas properties will be increased accordingly; for a decrease in provisions, the cost of oil and gas properties will be deducted within the limit of the carrying amount of assets related to decommissioning expenses. If a decrease in the provision exceeds the carrying amount of the oil and gas properties recognised corresponding to the provision, the excess shall be recognised immediately in profit or loss. If the conditions for the recognition of the provisions are not met, the expenditures for the decommissioning, removal and site cleaning will be expensed in profit or loss when occurred. (21) Income tax Current and deferred taxes are recognised in profit or loss, except for income tax arising from business combination or transactions or events which are directly included in owners’ equity (including other comprehensive income). Current tax is the expected tax payable on the taxable income for the year, using tax rates stipulated by the tax law, and any adjustment to tax payable in respect of previous years. At the balance sheet date, current tax assets are offset against current tax liabilities if the Group has a legal right to settle on a net basis and intends to settle on a net basis, or to realise the asset and settle the liability simultaneously. Deferred tax assets and deferred tax liabilities are calculated and recognised based on the differences (temporary differences) arising between the tax bases of assets and liabilities and their carrying amounts. The deductible losses, which can be utilised against the future taxable profit in accordance with tax law, are regarded as temporary differences and a deferred tax asset is recognised accordingly. The deferred tax assets and deferred tax liabilities are not accounted for the temporary differences resulting from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profits (or deductible loss). At the balance sheet date, deferred tax assets and deferred tax liabilities are determined using tax rates that are expected to apply to the period when the related deferred tax asset is realised or the deferred tax liability is settled. Deferred tax assets of the Group are recognised for deductible temporary differences and deductible losses and tax credits to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences, deductible losses and tax credits can be utilised.

088 FINANCIAL STATEMENTS 2022 INTERIM REPORT PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (All amounts in RMB millions unless otherwise stated) Deferred tax liabilities are recognised for taxable temporary differences arising from investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets are recognised for deductible temporary differences arising from investments in subsidiaries, associates and joint ventures, to the extent that, and only to the extent that, it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised. Deferred tax assets and liabilities which meet the following conditions shall be presented on a net basis: • Deferred tax assets and liabilities are related to the income tax of the same entity within the Group levied by the same authority; • This entity is legally allowed to settle its current tax assets and liabilities on a net basis. (22) Revenue Recognition Revenue is the gross inflow of economic benefits arising in the course of the Group’s ordinary activities when the inflows result in increase in shareholders’ equity, other than increase relating to contributions from shareholders. Revenue is recognised when the Group satisfies the performance obligation in the contract by transferring the control over relevant goods or services to the customers. Where a contract has two or more performance obligations, the Group determines the stand-alone selling price at contract inception of the distinct good or service underlying each performance obligation in the contract and allocates the transaction price in proportion to those stand-alone selling prices. The Group recognises as revenue the amount of the transaction price that is allocated to each performance obligation. The stand-alone selling price is the price at which the Group would sell a promised good or service separately to a customer. If a stand-alone selling price is not directly observable, the Group considers all information that is reasonably available to the entity, maximises the use of observable inputs to estimate the stand-alone selling price. For the contract which the Group grants a customer the option to acquire additional goods or services (such as loyalty points), the Group assesses whether the option provides a material right to the customer. If the option provides a material right, the Group recognises the option as a performance obligation, and recognises revenue when those future goods or services are transferred or when the option expires. If the stand-alone selling price for a customer’s option to acquire additional goods or services is not directly observable, the Group estimates it, taking into account all relevant information, including the difference in the discount that the customer would receive when exercising the option or without exercising the option, and the likelihood that the option will be exercised.

FINANCIAL STATEMENTS 089 PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (All amounts in RMB millions unless otherwise stated) The transaction price is the amount of consideration to which the Group expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties. The Group recognises the transaction price only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur when the uncertainty associated with the variable consideration is subsequently resolved. To determine the transaction price for contracts in which a customer promises consideration in a form other than cash, the Group measures the non-cash consideration at fair value. If the Group cannot reasonably estimate the fair value of the non-cash consideration, the Group measures the consideration indirectly by reference to the stand-alone selling price of the goods or services promised to the customer in exchange for the consideration. The consideration which the Group expects to refund to the customer is recognised as refund liabilities and excluded from transaction price. Where the contract contains a significant financing component, the Group recognises the transaction price at an amount that reflects the price that a customer would have paid for the promised goods or services if the customer had paid cash for those goods or services when (or as) they transfer to the customer. The difference between the amount of promised consideration and the cash selling price is amortised using an effective interest method over the contract term. The Group does not adjust the consideration for any effects of a significant financing component if it expects, at contract inception, that the period between when the Group transfers a promised good or service to a customer and when the customer pays for that good or service will be one year or less. The Group satisfies a performance obligation over time if one of the following criteria is met; or otherwise, a performance obligation is satisfied at a point in time: • The customer simultaneously receives and consumes the benefits provided by the Group’s performance as the Group performs; • The customer can control the asset created or enhanced during the Group’s performance; • The Group’s performance does not create an asset with an alternative use to it and the Group has an enforceable right to payment for performance completed to date. For performance obligation satisfied over time, the Group recognises revenue over time by measuring the progress towards complete satisfaction of that performance obligation. When the outcome of that performance obligation cannot be measured reasonably, but the Group expects to recover the costs incurred in satisfying the performance obligation, the Group recognises revenue only to the extent of the costs incurred until such time that it can reasonably measure the outcome of the performance obligation. For performance obligation satisfied at a point in time, the Group recognises revenue at the point in time at which the customer obtains control of relevant goods or services. To determine whether a customer has obtained control of goods or services, the Group considers the following indicators:

090 FINANCIAL STATEMENTS 2022 INTERIM REPORT PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (All amounts in RMB millions unless otherwise stated) • The Group has a present right to payment for the product or service; • The Group has transferred physical possession of the goods to the customer; • The Group has transferred the legal title of the goods or the significant risks and rewards of ownership of the goods to the customer; and • The customer has accepted the goods or services. The Group determines whether it is a principal or an agent, depending on whether it obtains control of the specified good or service before that good or service is transferred to a customer. The Group is a principal if it controls the specified good or service before that good or service is transferred to a customer, and recognises revenue in the gross amount of consideration to which it has received (or receivable). Otherwise, the Group is an agent, and recognises revenue in the amount of any fee or commission to which it expects to be entitled. The fee or commission is the net amount of consideration that the Group retains after paying the other party the consideration, or is the established amount or proportion. A contract asset is the Group’s right to consideration in exchange for goods or services that it has transferred to a customer when that right is conditional on something other than the passage of time. The Group recognises loss allowances for expected credit loss on contract assets (Note 4(7)(f)). Accounts receivable is the Group’s right to consideration that is unconditional (only the passage of time is required). A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer. The following is the description of accounting policies regarding revenue from the Group’s principal activities: (a) Sales of goods The Group shall recognise revenue when (or as) the customer obtains control of relevant product. Obtaining control of relevant product means that a customer can dominate the use of the product and obtain almost all the economic benefits from it. (b) Rendering of services The Group recognises its revenue from rendering of services on performance progress. Customers simultaneously receive the service as the Group performs its obligation over time and consume the benefits arising from the Group’s performance. Otherwise, a performance obligation is satisfied at a point in time, the Group shall recognise revenue when (or as) the customer obtains control of revenue service. (c) Loyalty points Under its customer loyalty programme, the Group allocates a portion of the transaction price received to loyalty points that are redeemable against any future purchases of the Group’s goods or services. This allocation is based on the relative stand-alone selling prices. The amount allocated to the loyalty programme is deferred, and is recognised as revenue when loyalty points are redeemed or expire.

FINANCIAL STATEMENTS 091 PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (All amounts in RMB millions unless otherwise stated) (23) Contract Costs Contract costs are either the incremental costs of obtaining a contract with a customer or the costs to fulfil a contract with a customer. Incremental costs of obtaining a contract are those costs that the Group incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained. The Group recognises as an asset the incremental costs of obtaining a contract with a customer if it expects to recover those costs, unless the expected amortisation period is one year or less from the date of initial recognition of the asset, in which case the costs are expensed when incurred. Other costs of obtaining a contract are expensed when incurred. If the costs to fulfil a contract with a customer are not within the scope of inventories or other accounting standards, the Group recognises an asset from the costs incurred to fulfil a contract only if those costs meet all of the following criteria: • The costs relate directly to an existing contract or to a specifically identifiable anticipated contract, including direct labour, direct materials, allocations of overheads (or similar costs), costs that are explicitly chargeable to the customer and other costs that are incurred only because the Group entered into the contract; • The costs generate or enhance resources of the Group that will be used in satisfying (or in continuing to satisfy) performance obligations in the future; and • The costs are expected to be recovered. Assets recognised for the incremental costs of obtaining a contract and assets recognised for the costs to fulfil a contract (the “assets related to contract costs”) are amortised on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the assets relate and recognised in profit or loss for the current period. The Group recognises the incremental costs of obtaining a contract as an expense when incurred if the amortisation period of the asset that the entity otherwise would have recognised is one year or less. The Group recognises an impairment loss in profit or loss to the extent that the carrying amount of an asset related to contract costs exceeds: • Remaining amount of consideration that the Group expects to receive in exchange for the goods or services to which the asset relates; less • the costs that relate directly to providing those goods or services that have not yet been recognised as expenses.

092 FINANCIAL STATEMENTS 2022 INTERIM REPORT PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (All amounts in RMB millions unless otherwise stated) (24) Leases A contract is lease if the lessor conveys the right to control the use of an identified asset to lessee for a period of time in exchange for consideration. At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group assesses whether: • the contract involves the use of an identified asset. An identified asset may be specified explicitly or implicitly specified in a contract and should be physically distinct, or capacity portion or other portion of an asset that is not physically distinct but it represents substantially all of the capacity of the asset and thereby provides the customer with the right to obtain substantially all of the economic benefits from the use of the asset. If the supplier has a substantive substitution right throughout the period of use, then the asset is not identified; • the lessee has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; • the lessee has the right to direct the use of the asset. For a contract that contains more separate lease components, the lessee and the lessor separate lease components and account for each lease component as a lease separately. For a contract that contains lease and non-lease components, the lessee and the lessor separate lease components from non-lease components. For a contract that contains lease and non-lease components, the lessee allocates the consideration in the contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components. The lessor allocates the consideration in the contract in accordance with the accounting policy in Note 4(22). (a) The Group as a lessee The Group recognises a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability, any lease payments made at or before the commencement date (less any lease incentives received), any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the site on which it is located or restore the underlying asset to the condition required by the terms and conditions of the lease. The right-of-use asset is depreciated using the straight-line method. If the lessee is reasonably certain to exercise a purchase option by the end of the lease term, the right-of-use asset is depreciated over the remaining useful lives of the underlying asset. Otherwise, the right-of-use asset is depreciated from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. Impairment losses of right-of-use assets are accounted for in accordance with the accounting policy described in Note 4(16).

FINANCIAL STATEMENTS 093 PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (All amounts in RMB millions unless otherwise stated) The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. A constant periodic rate is used to calculate the interest on the lease liability in each period during the lease term with a corresponding charge to profit or loss or included in the cost of assets where appropriate. Variable lease payments not included in the measurement of the lease liability is charged to profit or loss or included in the cost of assets where appropriate as incurred. Under the following circumstances after the commencement date, the Group remeasures lease liabilities based on the present value of revised lease payments: • There is a change in the amounts expected to be payable under a residual value guarantee; • There is a change in future lease payments resulting from a change in an index or a rate used to determine those payments; • There is a change in the assessment of whether the Group will exercise a purchase, extension or termination option, or there is a change in the exercise of the extension or termination option . When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero. The Group has elected not to recognise right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The Group recognises the lease payments associated with these leases in profit or loss or as the cost of the assets where appropriate using the straight-line method over the lease term. (b) The Group as a lessor The Group determines at lease inception whether each lease is a finance lease or an operating lease. A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of an underlying asset irrespective of whether the legal title to the asset is eventually transferred. An operating lease is a lease other than a finance lease. There are no significant finance leases for the Group. Lease receipts from operating leases is recognised as income using the straight-line method over the lease term. The initial direct costs incurred in respect of the operating lease are initially capitalised and subsequently amortised in profit or loss over the lease term on the same basis as the lease income. Variable lease payments not included in lease receipts are recognised as income as they are earned.

094 FINANCIAL STATEMENTS 2022 INTERIM REPORT PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (All amounts in RMB millions unless otherwise stated) (25) Dividend Distribution Dividend distribution is recognised as a liability in the period in which it is approved by a resolution of shareholders’ general meeting. (26) Business Combination Accounting treatments for business combinations involving entities under common control and not under common control. A transaction constitutes a business combination when the Group obtains control of one or more entities (or a group of assets or net assets). Business combination is classified as either business combinations involving enterprises under common control or business combinations not involving enterprises under common control. For a transaction not involving enterprises under common control, the acquirer determines whether acquired set of assets constitute a business. The Group may elect to apply the simplified assessment method, the concentration test, to determine whether an acquired set of assets is not a business. If the concentration test is met and the set of assets is determined not to be a business, no further assessment is needed. If the concentration test is not met, the Group shall perform the assessment according to the guidance on the determination of a business. When the set of assets the group acquired does not constitute a business, acquisition costs should be allocated to each identifiable assets and liabilities at their acquisition-date fair values. It is not required to apply the accounting of business combination described as below. (a) Business combination under common control A business combination involving entities under common control is a business combination in which all of the combining entities are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory. The net assets obtained by the acquirer are measured based on their carrying value in the consolidated financial statement of the ultimate controlling party at the combination date. The difference between the carrying value of the net assets obtained and the carrying value of the consideration is adjusted against the capital surplus. If the capital surplus is not sufficient to be offset, the remaining balance is adjusted against retained earnings. Costs incurred directly attributable to the business combination are recorded in profit or loss when incurred. The transaction costs of the equity securities or debt securities issued which are attributable to the business combination are recorded in the initial recognition costs when acquired. The combination date is the date on which one combining entity obtains control of other combining entities.

FINANCIAL STATEMENTS 095 PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (All amounts in RMB millions unless otherwise stated) (b) Business combination not under common control A business combination involving entities not under common control is a business combination in which all of the combining entities are not ultimately controlled by the same party or parties both before and after the business combination. The acquisition costs paid and the acquiree’s identifiable asset, liabilities and contingent liabilities, if the recognition criteria are met, are measured at their fair value at the acquisition date. Where the cost of combination exceeds the acquirer’s interest in the fair value of the acquiree’s identifiable net assets, the difference is recognised as goodwill. Where the cost of combination is less than the acquirer’s interest in the fair value of the acquiree’s identifiable net assets, the difference is recognised directly in profit or loss. Costs which are directly attributable to the business combination are recorded in profit or loss when incurred. The transaction costs of the equity securities or debt securities issued which are attributable to the business combination are recorded in the initial recognition costs when acquired. The acquisition date is the date on which the acquirer obtains control of the acquiree. (27) Basis of Preparation of Consolidated Financial Statements The scope of consolidated financial statements includes the Company and its subsidiaries controlled by the Company. Control exists when the Group has all the following: power over the investees; exposure, or rights to variable returns from its involvement with the investees and has the ability to affect those returns through its power over the investee. When assessing whether the Group has power, only substantive rights (held by the Group and other parties) are considered. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases. Where a subsidiary was acquired, through a business combination involving entities under common control, the financial statements of the subsidiary are included in the consolidated financial statements based on the carrying amounts of the assets and liabilities of the subsidiary in the financial statements of the ultimate controlling party as if the combination had occurred at the date that the ultimate controlling party first obtained control. The opening balances and the comparative figures of the consolidated financial statements are also restated. And their net profit earned before the combination date shall be presented separately in the consolidated income statement. When the accounting policies and accounting periods of subsidiaries are not consistent with those of the Company, the Company will make necessary adjustments to the financial statements of the subsidiaries in accordance with the Company’s accounting policies and accounting periods. Where a subsidiary was acquired during the reporting period, through a business combination involving entities not under common control, the identifiable assets and liabilities of the acquired subsidiaries are included in the scope of consolidation from the date that control commences, based on the fair value of those identifiable assets and liabilities at the acquisition date.

096 FINANCIAL STATEMENTS 2022 INTERIM REPORT PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (All amounts in RMB millions unless otherwise stated) All material intercompany balances, transactions and unrealised gains within the Group are eliminated upon consolidation. The portion of the shareholders’ equity or net profit of the subsidiaries that is not attributable to the Company is treated as non-controlling interests and total comprehensive income and presented separately within shareholders’ equity in the consolidated balance sheet or within net profit and total comprehensive income in the consolidated income statement. (28) Segment Reporting The Group determines its operating segments based on its organisational structure, management requirements and internal reporting system. On the basis of these operating segments, the Group determines the reporting and disclosure of segmental information. An operating segment refers to a component of the Group that simultaneously meet the following criteria: (1) the component can generate revenue and incur expenses in ordinary activities; (2) the component’s operating results can be regularly reviewed by the Group’s management to make decisions about resource allocation to the component and assess its performance; (3) the Group can obtain financial information relating to the financial position, operating results and cash flows, etc. of the component. When two or more operating segments exhibit similar economic characteristics and meet certain requirements, the Group may aggregate these operating segments into a single operating segment. The Group also discloses total external revenue derived from other regions outside China’s mainland and the total non-current assets located in other regions outside China’s mainland. (29) Related Party If a party has the power to control, jointly control or exercise significant influence over another party, or vice versa, or where two or more parties are subject to common control or joint control from another party, they are considered to be related parties. Related parties may be individuals or enterprises. Enterprises with which the Company is under common control only from the State and that have no other related party relationships are not regarded as related parties. In addition to the related parties stated above, the Company determines related parties based on the disclosure requirements of Administrative Procedures on the Information Disclosures of Listed Companies issued by the CSRC.

FINANCIAL STATEMENTS 097 PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (All amounts in RMB millions unless otherwise stated) (30) Critical Accounting Estimates and Judgements Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The critical accounting estimates and key assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are outlined below: (a) Estimation of oil and natural gas reserves Estimates of oil and natural gas reserves are key elements in the Group’s investment decision-making process. They are also important elements in testing for impairment related to oil and gas production activities. Changes in proved oil and natural gas reserves, particularly proved developed reserves, will affect unit-of-production depreciation, depletion and amortisation recorded in the income statements for property, plant and equipment related to oil and gas production activities. An increase/reduction in proved developed reserves will decrease/ increase depreciation, depletion and amortisation charges. Proved reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms, evolution of technology or development plans, etc. (b) Estimation of impairment of fixed assets and oil and gas properties Fixed assets and oil and gas properties are reviewed for possible impairments when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination as to whether and how much an asset is impaired involves management estimates and judgements such as future price of crude oil and natural gas, refined and chemical products, the production costs, the product mix, production volumes, production profile and the oil and gas reserves. However, the impairment reviews and calculations are based on assumptions that are consistent with the Group’s business plans taking into account current economic conditions. Favourable changes to some assumptions, or not updating assumptions previously made, may allow the Group to avoid the need to impair any assets, whereas unfavourable changes may cause the assets to become impaired. For example, when the assumed future price and production profile of crude oil used for the expected future cash flows are different from the actual price and production profile of crude oil respectively experienced in the future, the Group may either over or under recognise the impairment losses for certain assets. (c) Estimation of asset retirement obligations Provision is recognised for the future decommissioning and restoration of oil and gas properties. The amounts of the provision recognised are the present values of the estimated future expenditures. The estimation of the future expenditures is based on current local conditions and requirements, including legal requirements, technology, price level, etc. In addition to these factors, the present values of these estimated future expenditures are also impacted by the management plan for the decommissioning of oil and gas properties, the estimation of the economic lives of oil and gas properties and estimates of discount rates. Changes in any of these estimates will impact the operating results and the financial position of the Group over the remaining economic lives of the oil and gas properties.

098 FINANCIAL STATEMENTS
2022 INTERIM REPORT
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2022
(All amounts in RMB millions unless otherwise stated)

According to changes in the internal and external environment, accounting standards and company asset retirement expense measures and other relevant regulations, oil and gas field companies recalculate their asset retirement obligations of oil and gas properties based on the latest parameters to more objectively reflect the actual situation of the Company's asset retirement obligation of oil and gas properties.

5 TAXATION

The principal taxes and related tax rates of the Group are presented as below:

Types of taxes	Tax rate	Tax basis and method
Value Added Tax (the "VAT")	13%, 9%, 6%	Based on taxable value added amount. Tax payable is calculated using the taxable sales amount multiplied by the applicable tax rate less current period's deductible VAT input.
Resource Tax	6%	Based on the revenue from sales of crude oil and natural gas.
Consumption Tax	Based on quantities	Based on sales quantities of taxable products. RMB 1.52 per litre for unleaded gasoline, naphtha, solvent oil and lubricant. RMB 1.2 per litre for diesel and fuel oil.
Corporate Income Tax	15% to 82%	Based on taxable income.
Crude Oil Special Gain Levy	20% to 40%	Based on the sales of domestic crude oil at prices higher than a specific level.
City Maintenance and Construction Tax	1%, 5% or 7%	Based on the actual VAT and consumption tax paid.
Educational surcharge	2% or 3%	Based on the actual VAT and consumption tax paid.
Urban and Township Land Use Tax	RMB 0.9-30	Based on the actual land area occupied in each provinces, autonomous regions and municipalities.

According to "Notice Concerning Import Tax Policies Related to Exploration, Development and Utilization of Energy Resources During the 14th Five-Year Plan Period"(Cai Guan Shui [2021] No.17) jointly issued by Ministry of Finance, State Taxation Administration and General Administration of Customs, for the period from January 1, 2021 to December 31, 2025, the import value-added tax (VAT) of the import link shall be returned in proportion to the projects of cross-border natural gas pipelines and imported liquefied natural gas (LNG) receiving storage and transportation units approved by National Development and Reform Commission. This also includes natural gas imported from the expansion project of the import LNG receiving storage and transportation plant approved by the provincial governments. The import duties of equipment, instruments, zero accessories and special tools shall be exempted to the self-employed projects carrying out oil (natural gas) exploration and development operations in particular areas within the territory of China. The import duties and import value-added tax (VAT) of equipment, instruments, zero accessories and special tools shall be exempted to the Sino-foreign cooperation project carrying out oil (natural gas) exploration and development operations within the winning block of onshore oil (natural gas) approved by the State, projects carrying out oil (natural gas) exploration and development operations in China's oceans, emergency rescue projects for offshore oil and gas pipelines, and projects carrying out coal seam gas exploration and development operations in China.

FINANCIAL STATEMENTS 099 PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (All amounts in RMB millions unless otherwise stated) Ministry of Finance and State Taxation Administration jointly issued the “Notice on Reduction of Resource Tax Assessed on Shale Gas” (Cai Shui [2018] No.26) on March 29, 2018. Pursuant to such notice, in order to promote the development and utilization of shale gas and effectively increase natural gas supply, from April 1, 2018 to March 31, 2021, a reduction of 30% will apply to the resource tax assessed on shale gas (at the prescribed tax rate of 6%). On March 15, 2021, Ministry of Finance and State Taxation Administration jointly issued “Notice on Extending the Implementation Period of Some Preferential Tax Policies” (Notice 2021 No.6 issued by Ministry of Finance and State Taxation Administration) to announce the implementation period of that preferential tax policies would be extended to December 31, 2023. Pursuant to the Notice from Ministry of Finance on the “Increase of the Threshold of the Crude Oil Special Gain Levy” (Cai Shui [2014] No. 115), the threshold of the crude oil special gain levy shall be USD 65 per barrel, which has 5 levels and is calculated and charged according to the progressive and valorem rates on the excess amounts from January 1, 2015. In accordance with the Circular jointly issued by Ministry of Finance, the General Administration of Customs of the PRC and State Taxation Administration on Issues Concerning Tax Policies for In-depth Implementation of Western Development Strategy (Cai Shui [2011] No.58), the corporate income tax for the enterprises engaging in the encouraged industries in the Western China Region is charged at a preferential corporate income tax rate of 15% from January 1, 2011 to December 31, 2020. Certain branches and subsidiaries of the Company in the Western China Region obtained the approval for the use of the preferential corporate income tax rate of 15%. Ministry of Finance, State Taxation Administration and the NDRC issued the Announcement on Continuing the Income Tax Policy for Western Development (Notice No.23 of 2020 of the MOF, the SAT, the NDRC), the corporate income tax for the enterprises engaging in the encouraged industries in the Western China Region is charged at a preferential corporate income tax rate of 15% from January 1, 2021 to December 31, 2030. According to “Notice Concerning Levy of Import Consumption Tax on Certain Refined Oil Products”(Notice 2021 No.19 issued by Ministry of Finance, General Administration of Customs and State Taxation Administration), which takes effect on 12 June 2021, for imported goods under HS code 27075000 and whose aromatic hydrocarbon mixtures lower than 95% by volume distils below 200 degrees Celsius, the import consumption tax shall be levied at the unit tax rate of 1.52 RMB/liter for naphtha; Import consumption tax on naphtha shall be levied at the unit tax rate of 1.52 yuan/liter for imported products classified into HS code 27079990 and 27101299. For the imported products which are classified into HS code 27150000 and the mineral oil distilled below 440 degrees Celsius is more than 5% by volume, it shall be regarded as fuel oil, and the import consumption tax shall be levied at the unit tax of 1.2 yuan/ liter.

100 FINANCIAL STATEMENTS 2022 INTERIM REPORT

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2022
(All amounts in RMB millions unless otherwise stated)

6 BUSINESS COMBINATION AND CONSOLIDATED FINANCIAL STATEMENTS

(1) Principal subsidiaries

Company name	Acquisition method	Country of incorporation	Registered capital	Principal activities	Type of legal entity	Legal representative	Closing effective investment cost	Attributable equity interest %		Attributable voting rights %	Consolidated or not
								Direct holding	Indirect holding		
Daqing Oilfield Company Limited	Established	PRC	47,500	Exploration, production and sale of crude oil and natural gas	Limited liability company	Zhu Guowen	66,720	100.00	-	100.00	Yes
CNPC Exploration and Development Company Limited (i)	Business combination under common control	PRC	16,100	Exploration, production and sale of crude oil and natural gas outside the PRC	Limited liability company	Ye Xiandeng	23,778	50.00	-	57.14	Yes
PetroChina Hong Kong Limited	Established	HK	HK Dollar ("HKD") 7,592 million	Investment holding. The principal activities of its subsidiaries, associates and joint ventures are the exploration, production and sale of crude oil in and outside the PRC as well as natural gas sale and transmission in the PRC	Limited liability company	N/A	25,590	100.00	-	100.00	Yes
PetroChina International Investment Company Limited	Established	PRC	31,314	Investment holding. The principal activities of its subsidiaries, associates and joint ventures are the exploration, development and production of crude oil, natural gas, oilsands and coalbed methane outside the PRC	Limited liability company	Ye Xiandeng	34,941	100.00	-	100.00	Yes
PetroChina International Company Limited	Established	PRC	18,096	Marketing of refined products and trading of crude oil and petrochemical products, storage, investment in refining, chemical engineering, storage facilities, service station, and transportation facilities and related business in and outside the PRC	Limited liability company	Tian Jinghui	18,953	100.00	-	100.00	Yes
PetroChina Sichuan Petrochemical Company Limited	Established	PRC	10,000	Engaged in oil refining, petrochemical, chemical products production, sales, chemical technology development, technical transfer and services	Limited liability company	Wang Bin	21,600	90.00	-	90.00	Yes
KunLun Energy Company Limited (ii)	Business combination under common control	Bermuda	HK Dollar ("HKD") 160 million	Investment holding. The principal activities of its principal subsidiaries, associates and joint ventures are the sales of natural gas, sales of liquefied petroleum gas and liquefied natural gas processing and terminal business in the PRC and the exploration and production of crude oil and natural gas in the PRC, the Republic of Kazakhstan, the Sultanate of Oman, the Republic of Peru, the Kingdom of Thailand and the Republic of Azerbaijan.	Limited liability company	Fu Bin	HK Dollar ("HKD") 87 million	-	54.38	54.38	Yes

(i) The Company consolidated the financial statements of the entity because it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

(ii) Kunlun Energy Co., Ltd. is a company listed on The Stock Exchange of Hong Kong Limited.

PetroChina
FINANCIAL STATEMENTS 101
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2022
(All amounts in RMB millions unless otherwise stated)

(2) Exchange rates of international operations' major financial statement items

	Assets and liabilities	
Company name	June 30, 2022	December 31, 2021
PetroKazakhstan Inc.	1 USD = 6.7114 RMB	1USD =6.3757 RMB
PetroChina Hong Kong Limited	1 HKD = 0.8552 RMB	1 HKD =0.8176 RMB
Singapore Petroleum Company Limited	1USD = 6.7114 RMB	1USD =6.3757 RMB

Revenue, expense, cash flows items and equity items except for the retained earnings are translated into RMB at the exchange rates at the date of the transactions or the approximate exchange rates at that date.

7 CASH AT BANK AND ON HAND

	June 30, 2022	December 31, 2021
Cash on hand	29	18
Cash at bank	243,408	162,814
Other cash balances	2,806	704
	246,243	163,536

The Group's cash at bank and on hand included the following foreign currencies as of June 30, 2022:

	Foreign currency	Exchange rate	RMB equivalent
USD	10,071	6.7114	67,591
HKD	6,929	0.8552	5,926
EUR	954	7.0084	6,686
Others			1,078
			81,281

The Group's cash at bank and on hand included the following foreign currencies as of December 31, 2021:

	Foreign currency	Exchange rate	RMB equivalent
USD	10,691	6.3757	68,163
HKD	9,173	0.8176	7,500
EUR	338	7.2197	2,440
Others			845
			78,948

102 FINANCIAL STATEMENTS
2022 INTERIM REPORT
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2022
(All amounts in RMB millions unless otherwise stated)

The Group's cash at bank and on hand in foreign currencies mainly comprise cash at bank.

The Group's cash at bank and on hand included margin account deposits with carrying amount of RMB 1,146 as impawn USD borrowings as of June 30, 2022 (December 31, 2021: None).

8 DERIVATIVE FINANCIAL ASSETS AND DERIVATIVE FINANCIAL LIABILITIES

Derivative financial assets and derivative financial liabilities of the Group are primarily commodity futures and swaps contracts. See Note 62.

9 ACCOUNTS RECEIVABLE

	The Group		The Company	
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
Accounts receivable	116,046	54,160	19,457	7,785
Less: Provision for bad debts	(1,853)	(1,414)	(400)	(356)
	114,193	52,746	19,057	7,429

The aging of accounts receivable and related provision for bad debts are analysed as follows:

	The Group					
	June 30, 2022			December 31, 2021		
	Amount	Percentage of total balance %	Provision for bad debts	Amount	Percentage of total balance %	Provision for bad debts
Within 1 year	113,325	97	(241)	51,666	95	(133)
1 to 2 years	970	1	(234)	1,092	2	(276)
2 to 3 years	603	1	(429)	376	1	(182)
Over 3 years	1,148	1	(949)	1,026	2	(823)
	116,046	100	(1,853)	54,160	100	(1,414)

	The Company					
	June 30, 2022			December 31, 2021		
	Amount	Percentage of total balance %	Provision for bad debts	Amount	Percentage of total balance %	Provision for bad debts
Within 1 year	18,952	98	(42)	7,298	94	(29)
1 to 2 years	55	-	(1)	214	3	(98)
2 to 3 years	187	1	(130)	72	-	(62)
Over 3 years	263	1	(227)	201	3	(167)
	19,457	100	(400)	7,785	100	(356)

PetroChina
FINANCIAL STATEMENTS 103
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2022
(All amounts in RMB millions unless otherwise stated)

The aging is counted starting from the date when accounts receivable are recognised.

The Group measures loss allowance for accounts receivable at an amount equal to lifetime ECLs. The ECLs were calculated by reference to the historical actual credit loss experience. The rates were considered the differences between economic conditions during the period over which the historical data has been collected, current conditions and the Group's view of economic conditions over the expected lives of the receivables. The Group performed the calculation of ECL rates by the operating segment and geography.

June 30, 2022	Gross carrying amount	Impairment provision on individual basis	Impairment provision on provision matrix basis		Loss allowance
			Weighted-average loss rate	Impairment provision	
Current (not past due)	106,420	-	0.2%	179	179
Within one year past due	7,701	2	0.8%	62	64
One-two years past due	398	2	58.6%	232	234
Two-three years past due	386	162	63.8%	143	305
Over three years past due	1,141	439	90.0%	632	1,071
	116,046	605		1,248	1,853

December 31, 2021	Gross carrying amount	Impairment provision on individual basis	Impairment provision on provision matrix basis		Loss allowance
			Weighted-average loss rate	Impairment provision	
Current (not past due)	49,185	-	0.1%	55	55
Within one year past due	3,153	26	1.6%	50	76
One-two years past due	648	153	25.5%	126	279
Two-three years past due	329	67	45.0%	118	185
Over three years past due	845	352	94.7%	467	819
	54,160	598		816	1,414

As of June 30, 2022, the top five debtors of accounts receivable of the Group amounted to RMB 21,419, representing 18% of total accounts receivable, and there is no provision for bad and doubtful debts (As of December 31, 2021, the top five debtors of accounts receivable of the Group amounted to RMB 16,728, representing 31% of total accounts receivable, and there is no provision for bad and doubtful debts).

During the six months ended June 30, 2022 and the six months ended June 30, 2021, the Group had no significant write-off of accounts receivable.

104 FINANCIAL STATEMENTS 2022 INTERIM REPORT PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (All amounts in RMB millions unless otherwise stated) 10 RECEIVABLES FINANCING Receivables financing mainly represents bills of acceptance issued by banks for the sale of goods and rendering of services. The Group’s business model of financial assets at fair value through other comprehensive income is achieved both by collecting contractual cash flows and selling of these assets. On June 30, 2022 and December 31, 2021, all receivables financing of the Group are due within one year. 11 ADVANCES TO SUPPLIERS June 30, 2022 December 31, 2021 Advances to suppliers 23,461 14,900 Less: Provision for bad debts (301) (302) 23,160 14,598 As of June 30, 2022 and December 31,2021, advances to suppliers of the Group are mainly aged within one year. As of June 30, 2022, the top five debtors of advances to suppliers of the Group amounted to RMB 6,344, representing 27% of total advances to suppliers (As of December 31, 2021, the top five debtors of advances to suppliers of the Group amounted to RMB 6,930, representing 47% of total advances to suppliers). 12 OTHER RECEIVABLES The Group The Company June 30, 2022 December 31, 2021 June 30, 2022 December 31, 2021 Interest receivable 579 513—8 Dividends receivable 208 741 526 261 Other receivables (a) 52,677 38,300 6,923 4,058 Total 53,464 39,554 7,449 4,327

PetroChina
FINANCIAL STATEMENTS 105
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2022
(All amounts in RMB millions unless otherwise stated)

(a) The aging analysis of other receivables and the related provision for bad debts are analysed as follows:

	The Group					
	June 30, 2022			December 31, 2021		
	Amount	Percentage of total balance %	Provision for bad debts	Amount	Percentage of total balance %	Provision for bad debts
Within 1 year	47,930	86	(221)	33,862	83	(190)
1 to 2 years	1,558	3	(22)	1,332	3	(33)
2 to 3 years	1,048	2	(27)	1,620	4	(38)
Over 3 years	4,831	9	(2,420)	4,169	10	(2,422)
	55,367	100	(2,690)	40,983	100	(2,683)

	The Company					
	June 30, 2022			December 31, 2021		
	Amount	Percentage of total balance %	Provision for bad debts	Amount	Percentage of total balance %	Provision for bad debts
Within 1 year	6,014	72	(964)	2,959	53	(953)
1 to 2 years	385	5	(14)	646	12	(14)
2 to 3 years	530	6	(7)	1,078	20	(29)
Over 3 years	1,446	17	(467)	813	15	(442)
	8,375	100	(1,452)	5,496	100	(1,438)

The aging is counted starting from the date when other receivables are recognised.

As of June 30, 2022, the top five debtors of other receivables of the Group amounted to RMB 15,224, representing 27% of total other receivables, and there is no provision for bad and doubtful debts (As of December 31, 2021, the top five debtors of other receivables of the Group amounted to RMB 18,742, representing 46% of total other receivables, and there is no provision for bad and doubtful debts).

As of June 30, 2022 and December 31, 2021, the Group's other receivables are mainly in the first stage.

During the six months ended June 30, 2022 and the six months ended June 30, 2021, the Group had no significant write-off of other receivables.

106 FINANCIAL STATEMENTS 2022 INTERIM REPORT PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (All amounts in RMB millions unless otherwise stated) 13 INVENTORIES June 30, 2022 December 31, 2021 Cost Crude oil and other raw materials 70,548 40,334 Work in progress 19,646 15,393 Finished goods 132,377 88,811 Spare parts and consumables 119 91 222,690 144,629 Less: Write down in inventories (991) (781) Net book value 221,699 143,848 14 OTHER CURRENT ASSETS The balance of other current assets mainly consists of value-added tax recoverable and prepaid income tax. 15 INVESTMENT IN OTHER EQUITY INSTRUMENTS June 30, 2022 December 31, 2021 Chengdu Huaqihoupu Holding Co., Ltd. 344 534 China Pacific. Insurance (Group) Co., Ltd. 115 133 Other items 484 509 943 1,176 16 LONG-TERM EQUITY INVESTMENTS The Group December 31, 2021 Additions Reduction 30, 2022 June Associates and joint ventures (a) 266,489 12,865 (7,712) 271,642 Less : Provision for impairment (b) (605) (18)—(623) 265,884 271,019 The Company December 31, 2021 Additions Reduction 30, 2022 June Subsidiaries (c) 255,416 6,888 (1,285) 261,019 Associates and joint ventures 206,286 6,467 (5,250) 207,503 Less : Provision for impairment (240) — (240) 461,462 468,282

PetroChina
FINANCIAL STATEMENTS 107
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2022
(All amounts in RMB millions unless otherwise stated)

As of June 30, 2022, the above-mentioned investments are not subject to restriction on conversion into cash or remittance of investment income.

(a) Principal associates and joint ventures of the Group

Company name	Country of incorporation	Principal activities	Registered capital	Interest held%		Voting rights %	Accounting method	Strategic decisions relating to the Group's activities
				Direct	Indirect			
China Oil & Gas Piping Network Corporation ("PipeChina")	PRC	Pipeline transport, storage service, import of equipment, import and export of techniques, science and technology research, research and application of informatization, technology consulting, technology service, technology transfer, promotion of technology	500,000	29.90	-	29.90	Equity method	Yes
China Petroleum Finance Co., Ltd. ("CP Finance")	PRC	Deposits, loans, settlement, lending, bills acceptance discounting, guarantee and other banking business	16,395	32.00	-	32.00	Equity method	No
CNPC Captive Insurance Co., Ltd.	PRC	Property loss insurance, liability insurance, credit insurance and deposit insurance; as well as the application of the above insurance reinsurance and insurance capital business	6,000	49.00	-	49.00	Equity method	No
China Marine Bunker (PetroChina) Co., Ltd.	PRC	Oil import and export trade and transportation, sales and storage	1,000	-	50.00	50.00	Equity method	No
Mangistau Investment B.V.	Netherlands	Engaged in investment activities, the principle activities of its main subsidiaries are exploration, development and sales of oil and gas	USD 131 million	-	50.00	50.00	Equity method	No
Trans-Asia Gas Pipeline Co., Ltd.	PRC	Main contractor, investment holding, investment management, investment consulting, enterprise management advisory, technology development, promotion and technology consulting	5,000	-	50.00	50.00	Equity method	No

108 FINANCIAL STATEMENTS 2022 INTERIM REPORT
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2022
(All amounts in RMB millions unless otherwise stated)

Investments in principal associates and joint ventures are listed below:

	Investment cost	December 31, 2021	Investment income recognised under equity method	Other comprehensive income/(loss)	Cash dividend declared	Others	June 30, 2022
PipeChina	149,500	157,346	4,407	-	-	(4,393)	157,360
CP Finance	10,223	25,033	882	170	(414)	-	25,671
CNPC Captive Insurance Co., Ltd.	2,450	3,410	105	-	(44)	-	3,471
China Marine Bunker (PetroChina) Co., Ltd.	1,298	976	17	15	-	-	1,008
Mangistau Investment B.V.	21	4,621	535	(252)	(627)	-	4,277
Trans-Asia Gas Pipeline Co., Ltd.	2,500	21,409	884	(266)	-	-	22,027

Interest in associates

Summarised financial information in respect of the Group's principal associates and reconciliation to carrying amount is as follows:

	PipeChina		CP Finance		CNPC Captive Insurance Co., Ltd.	
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
Percentage ownership interest (%)	29.90	29.90	32.00	32.00	49.00	49.00
Current assets	135,065	86,335	379,832	415,139	9,445	9,100
Non-current assets	776,751	768,161	130,241	116,765	2,471	2,618
Current liabilities	182,211	136,150	427,331	446,369	868	859
Non-current liabilities	144,535	103,243	3,610	8,396	3,965	3,900
Net assets	585,070	615,103	79,132	77,139	7,083	6,959
Group's share of net assets	157,360	157,346	25,322	24,684	3,471	3,410
Goodwill	-	-	349	349	-	-
Carrying amount of interest in associates	157,360	157,346	25,671	25,033	3,471	3,410

PetroChina

FINANCIAL STATEMENTS 109

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2022
(All amounts in RMB millions unless otherwise stated)

Summarised statement of comprehensive income and dividends received by the Group is as follows:

	PipeChina		CP Finance		CNPC Captive Insurance Co., Ltd.	
	For the six months ended June 30, 2022	For the six months ended June 30, 2021	For the six months ended June 30, 2022	For the six months ended June 30, 2021	For the six months ended June 30, 2022	For the six months ended June 30, 2021
Operating income	55,516	48,917	6,150	6,238	355	691
Net profit	18,080	15,037	2,756	3,070	214	200
Other comprehensive income/(loss)	-	-	531	(312)	-	-
Total comprehensive income	18,080	15,037	3,287	2,758	214	200
Group's share of total comprehensive income	4,407	3,471	1,052	883	105	98
Dividends received by the Group	-	-	414	512	44	39

Interest in joint ventures

Summarised balance sheet as included in their own financial statements, adjusted for fair value adjustments and differences in accounting policies in respect of the Group's principal joint ventures and reconciliation to carrying amount is as follows:

	China Marine Bunker (PetroChina) Co., Ltd.		Mangistau Investment B.V.		Trans-Asia Gas Pipeline Co., Ltd.	
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
Percentage ownership interest (%)	50.00	50.00	50.00	50.00	50.00	50.00
Non-current assets	1,825	1,571	9,405	9,927	46,055	44,011
Current assets	15,498	11,305	1,840	2,220	618	1,437
Including: cash and cash equivalents	1,747	2,292	660	1,631	610	1,411
Non-current liabilities	307	540	449	2,033	2,107	2,147
Current liabilities	14,618	9,997	2,242	872	513	483
Net assets	2,398	2,339	8,554	9,242	44,053	42,818
Net assets attributable to owners of the Company	2,016	1,952	8,554	9,242	44,053	42,818
Group's share of net assets	1,008	976	4,277	4,621	22,027	21,409
Carrying amount of interest in joint ventures	1,008	976	4,277	4,621	22,027	21,409

110 FINANCIAL STATEMENTS
2022 INTERIM REPORT
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2022
(All amounts in RMB millions unless otherwise stated)

Summarised statement of comprehensive income and dividends received by the Group is as follows:

	China Marine Bunker (PetroChina) Co., Ltd.		Mangistau Investment B.V.		Trans-Asia Gas Pipeline Co., Ltd.	
	For the six months ended June 30, 2022	For the six months ended June 30, 2021	For the six months ended June 30, 2022	For the six months ended June 30, 2021	For the six months ended June 30, 2022	For the six months ended June 30, 2021
Operating income	40,154	25,226	6,792	5,182	7	6
Finance expenses	(70)	(32)	(146)	(60)	(57)	(41)
Including: Interest income	5	6	4	1	13	17
Interest expense	(68)	(33)	(66)	(6)	(24)	(28)
Taxation	(13)	(24)	(505)	(396)	-	-
Net profit	42	47	1,070	620	1,767	2,115
Other comprehensive income/(loss)	59	(19)	(504)	(178)	(531)	(548)
Total comprehensive income	101	28	566	442	1,236	1,567
Group's share of total comprehensive income	32	5	283	221	618	784
Dividends received by the group	-	-	627	-	-	-

(b) Provision for impairment

	June 30, 2022	December 31, 2021
Associates and joint ventures		
PetroChina Shouqi Sales Company Limited	(60)	(60)
PetroChina Beiqi Sales Company Limited	(49)	(49)
Others	(514)	(496)
	(623)	(605)

(c) Subsidiaries

Investment in subsidiaries:

	Investment cost	December 31, 2021	Additions	Deduction	June 30, 2022
Daqing Oilfield Company Limited	66,720	66,720	-	-	66,720
CNPC Exploration and Development Company Limited	23,778	23,778	-	-	23,778
PetroChina Hong Kong Limited	25,590	25,590	-	-	25,590
PetroChina International Investment Company Limited	31,314	31,314	3,627	-	34,941
PetroChina International Company Limited	18,953	18,953	-	-	18,953
PetroChina Sichuan Petrochemical Company Limited	21,600	21,600	-	-	21,600
Others		67,461	3,261	(1,285)	69,437
Total		255,416	6,888	(1,285)	261,019

PetroChina
FINANCIAL STATEMENTS 111
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2022
(All amounts in RMB millions unless otherwise stated)

Summarised financial information in respect of the Group's principal subsidiaries with significant non-controlling interest is as follows:

Summarised balance sheet is as follows:

	CNPC Exploration and Development Company Limited		PetroChina Sichuan Petrochemical Company Limited	
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
Percentage ownership interest (%)	50.00	50.00	90.00	90.00
Current assets	23,643	15,596	5,407	3,973
Non-current assets	187,726	184,486	22,507	25,317
Current liabilities	17,420	11,282	2,021	3,876
Non-current liabilities	30,155	30,293	347	382
Net assets	163,794	158,507	25,546	25,032

Summarised statement of comprehensive income is as follows:

	CNPC Exploration and Development Company Limited		PetroChina Sichuan Petrochemical Company Limited	
	For the six months ended June 30, 2022	For the six months ended June 30, 2021	For the six months ended June 30, 2022	For the six months ended June 30, 2021
Operating income	29,067	19,604	28,067	22,414
Net profit	7,552	4,450	926	1,981
Total comprehensive income	12,994	2,872	926	1,981
Profit attributable to non-controlling interests	4,238	2,359	93	198
Dividends paid to non-controlling interests	4,213	739	44	47

Summarised statement of cash flow is as follows:

	CNPC Exploration and Development Company Limited		PetroChina Sichuan Petrochemical Company Limited	
	For the six months ended June 30, 2022	For the six months ended June 30, 2021	For the six months ended June 30, 2022	For the six months ended June 30, 2021
Net cash flows from/(used for) operating activities.	9,091	7,277	(1,420)	(975)

112 FINANCIAL STATEMENTS

2022 INTERIM REPORT

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2022
(All amounts in RMB millions unless otherwise stated)

17 FIXED ASSETS

	December 31, 2021	Additions	Reduction	June 30, 2022
Cost				
Buildings	258,858	5,327	(562)	263,623
Equipment and Machinery	778,003	8,101	(5,540)	780,564
Motor Vehicles	21,903	222	(539)	21,586
Others	47,275	1,103	(605)	47,773
Total	1,106,039	14,753	(7,246)	1,113,546
Accumulated depreciation				
Buildings	(114,802)	(7,179)	367	(121,614)
Equipment and Machinery	(469,686)	(16,864)	2,360	(484,190)
Motor Vehicles	(16,906)	(434)	506	(16,834)
Others	(25,297)	(1,178)	472	(26,003)
Total	(626,691)	(25,655)	3,705	(648,641)
Fixed assets, net				
Buildings	144,056			142,009
Equipment and Machinery	308,317			296,374
Motor Vehicles	4,997			4,752
Others	21,978			21,770
Total	479,348			464,905
Provision for impairment				
Buildings	(5,615)	(145)	28	(5,732)
Equipment and Machinery	(46,963)	-	280	(46,683)
Motor Vehicles	(85)	-	2	(83)
Others	(7,848)	(280)	3	(8,125)
Total	(60,511)	(425)	313	(60,623)
Net book value				
Buildings	138,441			136,277
Equipment and Machinery	261,354			249,691
Motor Vehicles	4,912			4,669
Others	14,130			13,645
Total	418,837			404,282

FINANCIAL STATEMENTS 113 PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (All amounts in RMB millions unless otherwise stated) Depreciation charged to profit or loss provided on fixed assets for the six months ended June 30, 2022 was RMB 22,645 (for the six months ended June 30, 2021: RMB 22,772). Cost transferred from construction in progress to fixed assets was RMB 7,839 (for the six months ended June 30, 2021: RMB 8,570) . As of June 30, 2022, the Group’s fixed assets under operating leases are mainly equipment and machinery, the net book value of which amounted to RMB 1,586 (December 31, 2021: RMB 1,829) . As of June 30, 2022, Fixed assets with a book value of RMB 936 are used as collateral for long-term borrowings of RMB 1,120 (Note 34). 18 OIL AND GAS PROPERTIES December 31, 2021 Additions Reduction June 30, 2022 Cost Mineral interests 70,411 2,645 (1,599) 71,457 Wells and related facilities 2,382,214 104,509 (23,780) 2,462,943 Total 2,452,625 107,154 (25,379) 2,534,400 Accumulated depletion Mineral interests (23,165) (1,664) 1,250 (23,579) Wells and related facilities (1,523,635) (115,900) 16,860 (1,622,675) Total (1,546,800) (117,564) 18,110 (1,646,254) Oil and gas properties, net Mineral interests 47,246 47,878 Wells and related facilities 858,579 840,268 Total 905,825 888,146 Provision for impairment Mineral interests (31,527) (1,020)—(32,547) Wells and related facilities (57,510) (301) 197 (57,614) Total (89,037) (1,321) 197 (90,161) Net book value Mineral interests 15,719 15,331 Wells and related facilities 801,069 782,654 Total 816,788 797,985

114 FINANCIAL STATEMENTS 2022 INTERIM REPORT
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2022
(All amounts in RMB millions unless otherwise stated)

Depletion charged to profit or loss provided on oil and gas properties for the six months ended June 30, 2022 was RMB 70,744 (for the six months ended June 30, 2021: RMB 75,609). Cost transferred from construction in progress to oil and gas properties was RMB 46,394 (for the six months ended June 30, 2021: RMB 35,197) .

As of June 30, 2022, the asset retirement obligations capitalised in the cost of oil and gas properties amounted to RMB 116,855 (December 31, 2021: RMB 114,489). Related depletion charge for the six months ended June 30, 2022 was RMB 2,907 (for the six months ended June 30, 2021: RMB 1,672).

19 CONSTRUCTION IN PROGRESS

Project Name	Budget	December 31, 2021	Additions	Transferred to fixed assets or oil and gas properties	Other Reduction	June 30, 2022	Proportion of construction compared to budget	Capitalised interest expense	Including: capitalised interest expense for current year	Source of fund
Guangdong Petrochemical Integration of Refining and Chemical Industry	65,430	40,580	11,033	(13)	(859)	50,741	95%	2,206	531	Self& loan
Tarim Ethylene Production by Ethane Project	1,620	205	35	-	(13)	227	79%	1	-	Self& loan
600,000 tons/ year ABS and its supporting projects in Jieyang, Guangdong	6,494	2,948	1,863	-	-	4,811	74%	68	38	Self& loan
Others		188,549	68,727	(54,220)	(7,221)	195,835		1,994	105	
		232,282	81,658	(54,233)	(8,093)	251,614		4,269	674	
Less:										
Provision for impairment		(8,611)	-	-	167	(8,444)				
		223,671				243,170				

For the six months ended June 30, 2022, the capitalised interest expense amounted to RMB 674 (for the six months ended June 30, 2021: RMB 504). The average annual interest rates used to determine the capitalised amount for the six months ended June 30, 2022 are 4.19% (for the six months ended June 30, 2021: 4.19%).

PetroChina
FINANCIAL STATEMENTS 115
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2022
(All amounts in RMB millions unless otherwise stated)

20 LEASES

The leases where the Group is a lessee

Right-of-use Assets

	December 31, 2021	Additions	Reduction	June 30, 2022
Cost				
Land	103,583	758	(498)	103,843
Buildings	56,890	1,965	(1,358)	57,497
Equipment and Machinery	4,474	1,345	(97)	5,722
Others	1,818	229	(139)	1,908
Total	166,765	4,297	(2,092)	168,970
Accumulated depreciation				
Land	(10,647)	(1,829)	149	(12,327)
Buildings	(14,417)	(3,203)	987	(16,633)
Equipment and Machinery	(1,577)	(804)	41	(2,340)
Others	(757)	(228)	4	(981)
Total	(27,398)	(6,064)	1,181	(32,281)
Provision for impairment				
Buildings	(8)	-	-	(8)
Total	(8)	-	-	(8)
Net book value				
Land	92,936			91,516
Buildings	42,465			40,856
Equipment and Machinery	2,897			3,382
Others	1,061			927
Total	139,359			136,681

The Group's use of right assets mainly include leased land, buildings, equipment and machinery. The leases underlying assets classified as buildings are mainly the leased gas filling stations, oil storages and office buildings. The leases underlying assets classified as equipment and machinery are mainly drilling equipment, production equipment and other movable equipment.

Depreciation charged to profit or loss provided on right-of-use assets for the six months ended June 30, 2022 was RMB 6,064 (for the six months ended June 30, 2021: RMB 5,403).

116 FINANCIAL STATEMENTS 2022 INTERIM REPORT PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (All amounts in RMB millions unless otherwise stated) Lease Liabilities June 30, 2022 December 31, 2021 Lease liabilities 128,748 129,848 Less: Lease liabilities due within one year (Note 33) (6,985) (6,626) 121,763 123,222 Analysis of the undiscounted cash flow of the lease liabilities is as follows: June 30, 2022 December 31, 2021 Within 1 year 12,804 12,495 Between 1 to 2 years 11,210 11,181 Between 2 to 5 years 30,505 30,541 Over 5 years 149,477 154,636 203,996 208,853 21 INTANGIBLE ASSETS December 31, 2021 Additions Reduction June 30, 2022 Cost Land use rights 95,290 1,802 (104) 96,988 Franchise 23,702 190 (26) 23,866 Patents 4,977 129—5,106 Others 19,885 180 (139) 19,926 Total 143,854 2,301 (269) 145,886 Accumulated amortisation Land use rights (25,720) (1,378) 34 (27,064) Franchise (9,245) (363) 4 (9,604) Patents (3,994) (167)—(4,161) Others (13,516) (538) 115 (13,939) Total (52,475) (2,446) 153 (54,768) Intangible assets, net Land use rights 69,570 69,924 Franchise 14,457 14,262 Patents 983 945 Others 6,369 5,987 Total 91,379 91,118 Provision for impairment (792)—4 (788) Net book value 90,587 90,330

PetroChina
FINANCIAL STATEMENTS 117
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2022
(All amounts in RMB millions unless otherwise stated)

Amortisation charged to profit or loss provided on intangible assets for the six months ended June 30, 2022 was RMB 2,335(for the six months ended June 30, 2021: RMB 2,499).

22 GOODWILL

	June 30, 2022	December 31, 2021
Cost		
Petrolneos Trading Limited	4,534	4,312
Singapore Petroleum Company	2,952	2,807
Others	881	904
Total	8,367	8,023
Provision for impairment	(36)	(36)
Net book value	8,331	7,987

Goodwill primarily relates to the acquisition of Singapore Petroleum Company and Petrolneos Trading Limited, subsidiaries in the marketing segment, completed in 2009 and 2011, respectively.

23 LONG-TERM PREPAID EXPENSES

	December 31, 2021	Additions	Reduction	June 30, 2022
Catalyst	5,186	320	(797)	4,709
Lease asset improvement expenses	2,158	80	(368)	1,870
Others	4,047	398	(474)	3,971
Total	11,391	798	(1,639)	10,550

24 OTHER NON-CURRENT ASSETS

Other non-current assets consist primarily of long-term accounts receivables, time deposits over one year, prepayments for construction project and equipment.

118 FINANCIAL STATEMENTS
2022 INTERIM REPORT
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2022
(All amounts in RMB millions unless otherwise stated)

25 PROVISION FOR ASSETS

	December 31, 2021	Additions	Reversal	Write-off and others	June 30, 2022
Bad debts provision	4,399	465	(52)	32	4,844
Including: Bad debts provision for accounts receivable	1,414	457	(37)	19	1,853
Bad debts provision for other receivables	2,683	8	(14)	13	2,690
Bad debts provision for advances to suppliers	302	-	(1)	-	301
Provision for declines in the value of inventories	781	586	(18)	(358)	991
Provision for impairment of long-term equity investments	605	-	-	18	623
Provision for impairment of fixed assets	60,511	-	-	112	60,623
Provision for impairment of oil and gas properties	89,037	-	-	1,124	90,161
Provision for impairment of construction in progress	8,611	-	-	(167)	8,444
Provision for impairment of intangible assets	792	-	-	(4)	788
Provision for impairment of goodwill	36	-	-	-	36
Provision for impairment of right-of-use assets	8	-	-	-	8
Provision for impairment of other non-current assets	218	89	-	(86)	221
Total	164,998	1,140	(70)	671	166,739

26 SHORT-TERM BORROWINGS

	June 30, 2022	December 31, 2021
Impawn - RMB	100	105
Guarantee - RMB	-	85
Guarantee - USD	1,205	-
Mortgage - RMB	97	94
Unsecured - RMB	9,394	9,013
Unsecured - USD	34,147	26,982
Unsecured - JPY	2,472	2,241
Unsecured - Others	678	1,490
	48,093	40,010

As of June 30, 2022, the above guaranteed USD borrowings were mainly guaranteed by minority shareholders of relevant non-wholly-owned subsidiaries.

The weighted average interest rate for short-term borrowings as of June 30, 2022 is 1.93% per annum (December 31, 2021: 0.99%).

PetroChina
FINANCIAL STATEMENTS 119
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2022
(All amounts in RMB millions unless otherwise stated)

27 NOTES PAYABLE

As of June 30, 2022, notes payable mainly represented bank acceptance (As of December 31, 2021, mainly represented commercial acceptance). All notes payable are matured within one year.

28 ACCOUNTS PAYABLE

The aging of accounts payable are analysed as follows:

	The Group			
	June 30, 2022		December 31, 2021	
	Amount	Percentage of total balance %	Amount	Percentage of total balance %
Within 1 year	279,008	90	204,151	88
1 to 2 years	11,573	4	11,398	5
2 to 3 years	4,863	2	4,932	2
Over 3 years	12,613	4	12,740	5
	308,057	100	233,221	100

As of June 30, 2022, accounts payable aged over one year amounted to RMB 29,049(December 31, 2021: RMB 29,070), and mainly comprised of unsettled payables to suppliers.

29 CONTRACT LIABILITIES

Contract liabilities mainly represented advances from customers related to the sales of crude oil, natural gas and refined oil, etc. As of June 30, 2022, the contract liabilities aged over one year amounted to 4,350 (December 31, 2021: 4,505). The majority of related obligations were expected to be performed with corresponding revenue recognised within one year.

30 EMPLOYEE COMPENSATION PAYABLE

(1) Employee compensation payable listed as below

	December 31, 2021	Additions	Reduction	June 30, 2022
Short-term employee benefits	8,920	65,234	(56,093)	18,061
Post-employment benefits - defined contribution plans	49	10,702	(10,596)	155
Termination benefits	6	98	(98)	6
	8,975	76,034	(66,787)	18,222

The employee compensation payable includes the salary of employees and marketized temporary and seasonal workers, various insurance, housing fund, training expenses and other surcharges.

120 FINANCIAL STATEMENTS
2022 INTERIM REPORT
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2022
(All amounts in RMB millions unless otherwise stated)

(2) Short-term employee benefits

	December 31, 2021	Additions	Reduction	June 30, 2022
Wages, salaries and allowances	3,042	50,191	(41,525)	11,708
Staff welfare	-	3,109	(3,109)	-
Social security contributions	547	5,363	(5,326)	584
Including: Medical insurance	529	4,929	(4,894)	564
Work-related injury insurance	14	396	(394)	16
Maternity insurance	4	38	(38)	4
Housing provident funds	6	5,048	(5,048)	6
Labour union funds and employee education funds	5,273	1,487	(1,048)	5,712
Others	52	36	(37)	51
	8,920	65,234	(56,093)	18,061

(3) Post-employment benefits-defined contribution plans

	December 31, 2021	Additions	Reduction	June 30, 2022
Basic pension insurance	43	6,877	(6,784)	136
Unemployment insurance	1	236	(233)	4
Annuity	5	3,589	(3,579)	15
	49	10,702	(10,596)	155

As of June 30, 2022, employee benefits payable did not contain any balance in arrears.

31 TAXES PAYABLE

	June 30, 2022	December 31, 2021
Value added tax payable	14,616	7,046
Income tax payable	15,845	9,915
Consumption tax payable	13,001	43,803
Others	27,253	16,010
	70,715	76,774

32 OTHER PAYABLES

As of June 30, 2022, other payables mainly comprised dividends payable, interests payable, deposit, earnest money, caution money and insurance payables. Other payables aged over one year amounted to RMB 3,389 (December 31, 2021: RMB 4,331).

FINANCIAL STATEMENTS 121 PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (All amounts in RMB millions unless otherwise stated) 33 CURRENT PORTION OF NON-CURRENT LIABILITIES June 30, 2022 December 31, 2021 Long-term borrowings due within one year Guarantee—RMB 961 960 Guarantee—USD 7 14 Guarantee—Others 1 1 Impawn—RMB 60 20 Impawn—USD 1,007—Mortgage-RMB—4 Unsecured—RMB 20,620 9,687 Unsecured—USD 226 576 Unsecured—Others 2 3 22,884 11,265 Debentures payable due within one year 26,000 2,000 Long-term payables due within one year 2 2 Lease liabilities due within one year 6,985 6,626 55,871 19,893 The guaranteed borrowings were mainly guaranteed by CNPC and its subsidiaries, and the impawn borrowings were mainly impawned by the right to charge for natural gas. 34 LONG-TERM BORROWINGS June 30, 2022 December 31, 2021 Guarantee—RMB 3,404 1,700 Guarantee—USD 2,636 3,772 Guarantee—Others 1 1 Impawn—RMB 2,149 2,073 Impawn—USD 3,020 2,869 Mortgage—RMB 1,120 1,091 Unsecured—RMB 130,892 136,200 Unsecured—USD 61,191 58,011 Unsecured—Others 3,480 3,553 207,893 209,270 Less: Long-term borrowings due within one year(Note 33) (22,884) (11,265) 185,009 198,005

122 FINANCIAL STATEMENTS 2022 INTERIM REPORT PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (All amounts in RMB millions unless otherwise stated) As of June 30, 2022, the above-mentioned guaranteed borrowings were mainly guaranteed by CNPC and its subsidiaries. The RMB impawn borrowings were mainly impawned by the right to charge for natural gas. The US dollar impawn borrowings were impawned by the deposit of RMB 3,286 (December 31, 2021: RMB 3,286). And the secured liabilities are secured by fixed assets with a book value of RMB 936; Constructions in progress with a book value of RMB 286 and intangible assets with a book value of RMB 70 (December 31, 2021: fixed assets with a book value of RMB 823; Constructions in progress with a book value of RMB 283 and intangible assets with a book value of RMB 54). The maturities of long-term borrowings at the dates indicated are analysed as follows: June 30, 2022 December 31, 2021 Between one and two years 69,218 43,308 Between two and five years 100,648 139,644 After five years 15,143 15,053 185,009 198,005 The weighted average interest rate for long-term borrowings as of June 30, 2022 is 2.61% (December 31, 2021: 2.62% ). The fair value of long-term borrowings (including long-term borrowings due within one year) amounted to RMB 198,299 (December 31, 2021: RMB 204,752 ). The fair value are based on discounted cash flows using applicable discount rates based upon the prevailing market rates as at balance sheet date of the Group’s availability of financial instruments (terms and characteristics similar to the above-mentioned borrowings).

PetroChina

FINANCIAL STATEMENTS 123

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2022
(All amounts in RMB millions unless otherwise stated)

35 DEBENTURES PAYABLE

Debentures' Name	Issue date	Term of Debentures	Annual interest rate%	December 31, 2021	Additions	Reduction	June 30, 2022
2012 PetroChina Company Limited Corporate Debentures first tranche - 10 years	November 22,2012	10 - year	4.90	2,000	-	-	2,000
2012 PetroChina Company Limited Corporate Debentures first tranche - 15 years	November 22,2012	15 - year	5.04	2,000	-	-	2,000
2013 PetroChina Company Limited Corporate Debentures first tranche - 10 years	March 15,2013	10 - year	4.88	4,000	-	-	4,000
Kunlun Energy Company Limited priority notes - 10 years	May 13,2015	10 - year	3.75	3,170	169	-	3,339
2016 PetroChina Company Limited Corporate Debentures first tranche - 10 years	January 19,2016	10 - year	3.50	4,700	-	-	4,700
2016 PetroChina Company Limited Corporate Debentures second tranche - 10 years	March 3,2016	10 - year	3.70	2,300	-	-	2,300
2016 PetroChina Company Limited Corporate Debentures third tranche - 10 years	March 24,2016	10 - year	3.60	2,000	-	-	2,000
2019 PetroChina Company Limited first tranche medium-term notes - 5 years (i)	January 24,2019	5 - year	2.70	10,000	-	(6,870)	3,130
2019 PetroChina Company Limited second tranche medium-term notes - 5 years (ii)	January 24,2019	5 - year	2.70	10,000	-	(7,250)	2,750
2019 PetroChina Company Limited third tranche medium-term notes - 5 years	February 22,2019	5 - year	3.66	10,000	-	-	10,000
2019 PetroChina Company Limited fourth tranche medium-term notes - 5 years	February 22,2019	5 - year	3.66	10,000	-	-	10,000
2019 PetroChina Company Limited fifth tranche medium-term notes - 5 years	April 23,2019	5 - year	3.96	10,000	-	-	10,000
2020 PetroChina Company Limited first tranche medium-term notes - 3 years	April 9,2020	3 - year	2.42	10,000	-	-	10,000
2020 PetroChina Company Limited second tranche medium-term notes - 3 years	April 9,2020	3 - year	2.42	10,000	-	-	10,000
2020 PetroChina Kunlun Gas Company Limited first tranche medium-term notes - 3 years	April 27,2020	3 - year	2.43	1,000	-	-	1,000
2022 PetroChina Company Limited first tranche medium-term green notes - 3 years	April 27,2022	3 - year	2.26	-	500	-	500
2022 PetroChina Company Limited second tranche medium-term green notes - 3 years	June 15,2022	3 - year	2.19	-	2,000	-	2,000
				91,170	2,669	(14,120)	79,719
Less: Debentures Payable due within one year (Note 33)				(2,000)			(26,000)
				89,170			53,719

(i) The 2019 PetroChina Company Limited first tranche medium-term notes has a term of 5 years, with an option to determine the coupon interest rate for the issuer and a put option for the investors at the end of the third year.

(ii) The 2019 PetroChina Company Limited second tranche medium-term notes has a term of 5 years, with an option to determine the coupon interest rate for the issuer and a put option for the investors at the end of the third year.

124 FINANCIAL STATEMENTS
2022 INTERIM REPORT
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2022
(All amounts in RMB millions unless otherwise stated)

The above-mentioned debentures were issued at the par value, without premium or discount.

As of June 30, 2022, the above-mentioned debentures which were guaranteed by CNPC and its subsidiaries amounted to RMB 8,000 (December 31, 2021: RMB 8,000).

The fair value of the debentures amounted to RMB 80,010 (December 31, 2021: RMB 86,176). The fair value are based on discounted cash flows using an applicable discount rate based upon the prevailing market rates as at the balance sheet date of the Group's availability of financial instruments (terms and characteristics similar to the above-mentioned debentures payable).

36 PROVISIONS

	December 31, 2021	Additions	Reduction	June 30, 2022
Asset retirement obligations	129,405	3,939	(224)	133,120

Asset retirement obligations are related to oil and gas properties.

37 DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and liabilities before offset are listed as below:

(a) Deferred tax assets

	June 30, 2022		December 31, 2021	
	Deferred tax assets	Deductible temporary differences	Deferred tax assets	Deductible temporary differences
Impairment, depreciation and depletion of assets	9,991	43,138	9,157	40,204
Wages and welfare	2,185	11,276	1,405	7,413
Carry forward of losses	2,052	8,208	1,892	7,569
Others	20,502	122,146	14,709	81,534
	34,730	184,768	27,163	136,720

At June 30, 2022, certain subsidiaries of the Company did not recognise deferred tax asset of deductible tax losses carried forward of 108,580 (December 31, 2021: 109,752), of which 2,923 (for the six months ended June 30, 2021: 7,037) was incurred for the six months ended June 30, 2022, because it was not probable that the related tax benefit will be realised. These deductible tax losses carried forward of 221, 307, 492, 3,261, 1,979 and 102,320 will expire in 2022, 2023, 2024, 2025, 2026, 2027and thereafter, respectively.

PetroChina
FINANCIAL STATEMENTS 125
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2022
(All amounts in RMB millions unless otherwise stated)

(b) Deferred tax liabilities

	June 30, 2022		December 31, 2021	
	Deferred tax liabilities	Taxable temporary differences	Deferred tax liabilities	Taxable temporary differences
Depreciation and depletion of assets	15,229	64,927	16,023	75,204
Others	26,169	104,752	25,633	102,670
	41,398	169,679	41,656	177,874

Deferred tax assets and liabilities after offset are listed as below:

	June 30, 2022	December 31, 2021
Deferred tax assets	15,984	12,161
Deferred tax liabilities	22,652	26,654

38 SHARE CAPITAL

	June 30, 2022	December 31, 2021
H shares	21,099	21,099
A shares	161,922	161,922
	183,021	183,021

The assets and liabilities injected by CNPC in 1999 had been valued by China Enterprise Appraisal Co., Ltd.. The net assets injected by CNPC had been exchanged for 160 billion state-owned shares of the Company with a par value of RMB 1.00 yuan per share. The excess of the value of the net assets injected over the par value of the state-owned shares had been recorded as capital surplus.

Pursuant to the approval of CSRC, on April 7, 2000, the Company issued 17,582,418,000 foreign capital stock with a par value of RMB 1.00 yuan per share, in which 1,758,242,000 shares were converted from the prior state-owned shares of the Company owned by CNPC.

The above-mentioned foreign capital stock represented by 13,447,897,000 H shares and 41,345,210 ADS (each representing 100 H shares), were listed on the Stock Exchange of Hong Kong Limited and the New York Stock Exchange Inc. on April 7, 2000 and April 6, 2000, respectively.

The Company issued an additional 3,196,801,818 new H shares with a par value of RMB 1.00 yuan per share on September 1, 2005. CNPC also converted 319,680,182 state-owned shares it held into H shares and sold them concurrently with PetroChina's issuance of new H shares.

The Company issued 4,000,000,000 A shares with a par value of RMB 1.00 yuan per share on October 31, 2007. The A shares were listed on the Shanghai Stock Exchange on November 5, 2007.

126 FINANCIAL STATEMENTS 2022 INTERIM REPORT PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (All amounts in RMB millions unless otherwise stated) Following the issuance of the A shares, all the existing state-owned shares issued before November 5, 2007 held by CNPC have been registered with the China Securities Depository and Clearing Corporation Limited as A shares. 39 CAPITAL SURPLUS December 31, 2021 Additions Reduction June 30, 2022 Capital premium 84,325 — 84,325 Other capital surplus Capital surplus under the old CAS 40,955 — 40,955 Others 2,095—(4,334) (2,239) 127,375—(4,334) 123,041 40 SURPLUS RESERVES December 31, 2021 Additions Reduction June 30, 2022 Statutory Surplus Reserves 211,930 — 211,930 Discretionary Surplus Reserves 40 — 40 211,970 — 211,970 Pursuant to the Company Law of PRC, the Company’s Articles of Association and the resolution of Board of Directors, the Company is required to transfer 10% of its net profit to a Statutory Surplus Reserves. Appropriation to the Statutory Surplus Reserves may be ceased when the fund aggregates to 50% of the Company’s registered capital. The Statutory Surplus Reserves may be used to make good previous years’ losses or to increase the capital of the Company upon approval. The Discretionary Surplus Reserves is approved by a resolution of shareholders’ general meeting after Board of Directors’ proposal. The Company may convert its Discretionary Surplus Reserves to make good previous years’ losses or to increase the capital of the Company upon approval. The Company has not extracted Discretionary Surplus Reserves for the six months ended June 30, 2022 (for the six months ended June 30, 2021: None). 41 UNDISTRIBUTED PROFITS For the six June months 30, ended 2022 Undistributed profits at beginning of the period 766,955 Add: Net profit attributable to equity holders of the Company 82,388 Less: Dividends payable to ordinary shares (17,610) Others (5) Undistributed profits at end of the period 831,728

FINANCIAL STATEMENTS 127 PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (All amounts in RMB millions unless otherwise stated) Final dividends attributable to owners of the Company in respect of 2021 of RMB 0.09622 yuan (inclusive of applicable tax) per share amounting to a total of RMB 17,610 were approved by the shareholders in the Annual General Meeting on June 9, 2022, and were paid on or before July 29, 2022. As authorised by shareholders in the Annual General Meeting on June 9, 2022, the Board of Directors resolved to distribute interim dividends attributable to owners of the Company in respect of 2022 of RMB 0.20258 yuan (inclusive of applicable tax) per share amounting to a total of RMB 37,076 according to the issued 183,021 million shares on August 25, 2022. The dividends were not paid by the end of the reporting period, and were not recognised as liability at the end of the reporting period, as they were declared after the date of the statement of financial position. 42 NON-CONTROLLING INTERESTS Non-controlling interests attributable to non-controlling interests of subsidiaries: shares Percentage held by of attributable Profit or loss to declared Dividends to Balance of noninterests -controlling % non-controlling interests non-controlling interests non-controlling interests CNPC Exploration and Development Company Limited 50.00 4,238 4,213 83,360 KunLun Energy Company Limited 45.62 2,826 1,675 46,324 PetroChina Sichuan Petrochemical Company Limited 10.00 93 44 2,555 Others 28,657 160,896 43 OPERATING INCOME AND COST OF SALES The Group For the six months ended June 30, 2022 For the six months ended June 30, 2021 Income Cost Income Cost Principal operations (b) 1,583,941 1,230,664 1,169,384 929,291 Other operations (c) 30,680 32,783 27,197 28,349 Total 1,614,621 1,263,447 1,196,581 957,640 Including: Revenue from contracts with customers (a) 1,613,842 1,196,129 Other revenue 779 452

128 FINANCIAL STATEMENTS
2022 INTERIM REPORT
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2022
(All amounts in RMB millions unless otherwise stated)

	The Company			
	For the six months ended June 30, 2022		For the six months ended June 30, 2021	
	Income	Cost	Income	Cost
Principal operations (b)	807,368	591,220	640,077	475,134
Other operations (c)	24,399	26,113	20,736	22,445
Total	831,767	617,333	660,813	497,579
Including: Revenue from contracts with customers (a)	831,275		660,391	
Other revenue	492		422	

(a) Revenue from contracts with customers

For the six months ended June 30, 2022 Type of contract	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas Sales	Head Office and Other	Total
Type of goods and services						
Crude oil	318,018	-	443,069	-	-	761,087
Natural gas	75,793	-	242,222	234,226	-	552,241
Refined products	-	471,760	624,297	-	-	1,096,057
Chemical products	-	109,019	32,680	-	-	141,699
Pipeline transportation business	-	-	-	388	-	388
Non-oil sales in gas stations	-	-	15,045	-	-	15,045
Others	53,437	2,993	142	18,289	1,243	76,104
Intersegment elimination	(373,035)	(406,955)	(238,399)	(10,260)	(130)	(1,028,779)
Total	74,213	176,817	1,119,056	242,643	1,113	1,613,842
Geographical Region						
China's mainland	46,060	176,817	460,755	242,643	1,113	927,388
Others	28,153	-	658,301	-	-	686,454
Total	74,213	176,817	1,119,056	242,643	1,113	1,613,842

PetroChina

FINANCIAL STATEMENTS 129

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2022
(All amounts in RMB millions unless otherwise stated)

For the six months ended June 30, 2021 Contract classification	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas Sales	Head Office and Other	Total
Type of goods and services						
Crude oil	199,754	-	330,181	-	-	529,935
Natural gas	65,962	-	114,837	180,603	-	361,402
Refined products	-	363,646	482,180	-	-	845,826
Chemical products	-	92,483	21,013	-	-	113,496
Pipeline transportation business	-	-	-	3,436	-	3,436
Non-oil sales in gas stations	-	-	13,430	-	-	13,430
Others	47,189	3,174	596	14,116	604	65,679
Intersegment elimination	(259,957)	(295,281)	(172,460)	(9,347)	(30)	(737,075)
Total	52,948	164,022	789,777	188,808	574	1,196,129
Geographical Region						
China's mainland	29,740	164,022	374,477	188,808	574	757,621
Others	23,208	-	415,300	-	-	438,508
Total	52,948	164,022	789,777	188,808	574	1,196,129

	The Company	
Type of contract	For the six months ended June 30, 2022	For the six months ended June 30, 2021
Type of goods and services		
Crude oil	260,581	162,339
Natural gas	280,993	229,901
Refined products	773,231	592,641
Chemical products	108,849	92,047
Non-oil sales in gas stations	13,383	11,763
Others	32,011	28,079
Intersegment elimination	(637,773)	(456,379)
Total	831,275	660,391

Revenue from contracts with customers is mainly recognised at a point in time.

130 FINANCIAL STATEMENTS 2022 INTERIM REPORT PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (All amounts in RMB millions unless otherwise stated) (b) Income and cost of sales from principal operations The Group For the six months ended June 30, 2022 For the six months ended June 30, 2021 Income Cost Income Cost Exploration and Production 439,108 297,245 306,112 247,140 Refining and Chemicals 580,780 454,032 456,129 330,706 Marketing 1,342,268 1,289,295 948,212 917,905 Natural Gas Sales 250,358 238,020 195,659 179,122 Head Office and Other 206 150 347 71 Intersegment elimination (1,028,779) (1,048,078) (737,075) (745,653) Total 1,583,941 1,230,664 1,169,384 929,291 The Company For the six months ended June 30, 2022 For the six months ended June 30, 2021 Income Cost Income Cost Exploration and Production 350,354 271,735 241,531 210,096 Refining and Chemicals 479,937 373,375 356,696 254,224 Marketing 404,618 388,611 329,770 311,975 Natural Gas Sales 210,027 207,433 168,112 160,808 Head Office and Other 206 150 347 71 Intersegment elimination (637,774) (650,084) (456,379) (462,040) Total 807,368 591,220 640,077 475,134 (c) Income and cost of sales from other operations The Group For the six months ended June 30, 2022 For the six months ended June 30, 2021 Income Cost Income Cost Sale of materials 3,282 3,101 3,781 3,564 Non-oil sales in gas stations 15,045 13,849 13,430 12,282 Others 12,353 15,833 9,986 12,503 Total 30,680 32,783 27,197 28,349 The Company For the six months ended June 30, 2022 For the six months ended June 30, 2021 Income Cost Income Cost Sale of materials 3,040 2,765 3,184 2,873 Non-oil sales in gas stations 13,383 12,319 11,763 10,676 Others 7,976 11,029 5,789 8,896 Total 24,399 26,113 20,736 22,445

FINANCIAL STATEMENTS 131 PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (All amounts in RMB millions unless otherwise stated) 44 TAXES AND SURCHARGES months For the ended six months For the ended six June 30, 2022 June 30, 2021 Consumption tax 80,222 73,356 Resource tax 16,210 11,016 City maintenance and construction tax 8,705 7,382 Educational surcharge 6,373 5,369 Urban and township land use tax 1,867 1,931 Crude oil special gain levy 23,346 197 Others 3,877 2,833 140,600 102,084 45 SELLING EXPENSES months For the ended six months For the ended six June 30, 2022 June 30, 2021 Employee compensation costs 10,838 10,671 Depreciation, depletion and amortisation 7,615 7,346 Transportation expenses 6,888 6,925 Lease, packing, warehouse storage expenses 1,329 1,575 Others 6,102 5,885 32,772 32,402 46 GENERAL AND ADMINISTRATIVE EXPENSES months For the ended six months For the ended six June 30, 2022 June 30, 2021 Employee compensation costs 16,068 14,507 Depreciation, depletion and amortisation 3,030 3,212 Lease, packing, warehouse storage expenses 333 330 Safety fund 2,727 2,339 Technology service expense 446 327 Other taxes 448 165 Others 1,292 5,542 24,344 26,422

132 FINANCIAL STATEMENTS 2022 INTERIM REPORT PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (All amounts in RMB millions unless otherwise stated) 47 RESEARCH AND DEVELOPMENT EXPENSES months For the ended six months For the ended six June 30, 2022 June 30, 2021 Employee compensation costs 3,321 2,815 Depreciation, depletion and amortisation 647 661 Fuel and material consumption 223 230 Others 4,951 4,582 9,142 8,288 48 FINANCE EXPENSES months For the ended six months For the ended six June 30, 2022 June 30, 2021 Interest expenses 10,318 10,698 Include: Interest expenditure on lease liabilities 2,728 2,651 Less: Capitalized interest (674) (504) Less: Interest income (1,375) (1,279) Exchange losses 9,435 7,772 Less: Exchange gains (8,920) (7,807) Others 400 330 9,184 9,210 49 OTHER INCOME months For the ended six months For the ended six June 30, 2022 June 30, 2021 Refund of import value-added tax, relating to the import of natural gas 5,743 1,136 Refund of value-added tax, relating to the change from business tax to value-added tax 40 87 Others 623 1,286 6,406 2,509

FINANCIAL STATEMENTS 133 PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (All amounts in RMB millions unless otherwise stated) 50 INVESTMENT INCOME The Group months For the ended six months For the ended six June 30, 2022 June 30, 2021 Share of profit of associates and joint ventures 8,104 7,433 Gain on Pipeline restructuring—18,320 Gains on disposal of other subsidiaries 49 297 Investment loss from disposal of derivative financial instruments (13,985)—Gain from ineffective portion of cash flow hedges 1,128—Gains on investments in other equity instruments 7 15 Other investment income 317 148 (4,380) 26,213 The Company months For the ended six months For the ended six June 30, 2022 June 30, 2021 Dividends declared by subsidiaries 17,041 7,996 Share of profit of associates and joint ventures 6,107 5,539 Gains on disposal of subsidiaries 40 216 Gains on investments in other equity instruments 6 14 Other investment (loss)/income (10) 1 23,184 13,766 51 CHANGES IN FAIR VALUE GAINS AND LOSSES months For the ended six months For the ended six June 30, 2022 June 30, 2021 Net fair value losses on financial assets and financial liabilities at fair value through profit or loss (8,108)—Unrealised losses from ineffective portion of cash flow hedges, net (324)—(8,432)—

134 FINANCIAL STATEMENTS 2022 INTERIM REPORT
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2022
(All amounts in RMB millions unless otherwise stated)

52 CREDIT IMPAIRMENT LOSSES

	For the six months ended June 30, 2022	For the six months ended June 30, 2021
Accounts receivable	420	257
Other receivables	(6)	-
Others	89	11
	503	268

53 ASSET IMPAIRMENT LOSSES

	For the six months ended June 30, 2022	For the six months ended June 30, 2021
Impairment losses for bad debts provision	(1)	-
Impairment losses for declines in the value of inventories	568	7
Impairment losses for fixed assets and oil and gas properties	-	288
Impairment losses for construction in progress	-	179
	567	474

54 GAINS FROM ASSET DISPOSALS

	For the six months ended June 30, 2022	For the six months ended June 30, 2021	Amount recognised in non-recurring profit or loss for the six months ended June 30, 2022
Gains from disposal of fixed assets and oil and gas properties	139	238	139
Losses from disposal of construction in progress	(5)	-	(5)
Gains from disposal of intangible assets	88	54	88
Gains from disposal of other long-term assets	127	169	127
	349	461	349

55 NON-OPERATING INCOME AND EXPENSES

(a) Non-operating income

	For the six months ended June 30, 2022	For the six months ended June 30, 2021	Amount recognised in non-recurring profit or loss for the six months ended June 30, 2022
Government grants	391	370	391
Others	670	537	670
	1,061	907	1,061

FINANCIAL STATEMENTS 135 PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (All amounts in RMB millions unless otherwise stated) (b) Non-operating expenses For the six For the six Amount recurring recognised profit or loss in non for-June months 30, ended 2022 June months 30, ended 2021 the six June months 30, ended 2022 Fines 47 35 47 Donation 208 84 208 Extraordinary loss 309 1 309 Damage or scrapping of non-current assets 7,219 472 7,219 Others 2,951 2,276 2,951 10,734 2,868 10,734 56 TAXATION months For the ended six months For the ended six June 30, 2022 June 30, 2021 Income taxes 34,517 20,109 Deferred taxes (7,899) (910) 26,618 19,199 The tax on the Group’s profit before taxation differs from the theoretical amount that would arise using the corporate income tax rate in the PRC applicable to the Group as follows: months For the ended six months For the ended six June 30, 2022 June 30, 2021 Profit before taxation 118,332 87,015 Tax calculated at a tax rate of 25% 29,583 21,754 Tax return true-up 76 (108) Effect of income taxes from international operations different from taxes at the PRC statutory tax rate 5,464 2,058 Effect of preferential tax rate (9,000) (4,075) Tax effect of income not subject to tax (1,738) (5,159) Tax effect of expenses not deductible for tax purposes 2,669 4,836 Tax effect of temporary differences and losses not recognised (436) (107) Taxation 26,618 19,199

136 FINANCIAL STATEMENTS 2022 INTERIM REPORT
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2022
(All amounts in RMB millions unless otherwise stated)

57 EARNINGS PER SHARE

Basic and diluted earnings per share for the six months ended June 30, 2022 and June 30, 2021 have been computed by dividing profit attributable to owners of the Company by the 183,021 million shares issued and outstanding during the period.

There are no potential dilutive ordinary shares, and the diluted earnings per share are equal to the basic earnings per share.

58 OTHER COMPREHENSIVE INCOME

Other comprehensive income attributable to equity holders of the Company	December 31, 2021	Amounts recognised in income statements	Amounts accumulated in other comprehensive income reclassified to retained earnings	June 30, 2022
Items that will not be reclassified to profit or loss				
Including: Changes in fair value of investments in other equity instruments	380	(89)	5	296
Items that may be reclassified to profit or loss				
Including: Other comprehensive income recognized under equity method	458	223	—	681
Cash flow hedges	-	6,639	—	6,639
Translation differences arising from translation of foreign currency financial statements	(35,532)	1,914	—	(33,618)
Others	(43)	-	—	(43)
Total	(34,737)	8,687	5	(26,045)

59 SUPPLEMENT TO INCOME STATEMENT

Expenses are analysed by nature:

	For the six months ended June 30, 2022	For the six months ended June 30, 2021
Operating income	1,614,621	1,196,581
Less: Changes in inventories of finished goods and work in progress	(47,525)	12,024
Raw materials and consumables used	(1,064,006)	(820,956)
Employee benefits expenses	(74,927)	(66,828)
Depreciation, depletion and amortisation expenses	(102,863)	(108,355)
Investment loss from disposal of derivative financial instruments	(13,985)	-
Gain from ineffective portion of cash flow hedges	1,128	-
Losses form changes in fair value	(8,432)	-
Credit impairment losses	(503)	(268)
Assets impairment losses	(567)	(474)
Lease expenses	(1,075)	(1,231)
Finance expenses	(9,184)	(9,210)
Other expenses	(164,677)	(112,307)
Operating profit	128,005	88,976

PetroChina
FINANCIAL STATEMENTS 137
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2022
(All amounts in RMB millions unless otherwise stated)

60 NOTES TO CONSOLIDATED AND COMPANY CASH FLOWS

(a) Reconciliation from the net profit to the cash flows from operating activities

	The Group		The Company	
	For the six months ended June 30, 2022	For the six months ended June 30, 2021	For the six months ended June 30, 2022	For the six months ended June 30, 2021
Net profit	91,714	67,816	69,400	34,205
Add: Asset impairment losses	567	474	25	36
Credit impairment losses	503	268	45	28
Depreciation and depletion of fixed asset and oil and gas properties	93,389	98,381	61,668	65,850
Depreciation and depletion of right-of-use assets	6,064	5,403	3,014	2,227
Amortisation of intangible assets	2,335	2,499	1,898	2,110
Amortisation of long-term prepaid expenses	1,075	2,072	1,266	1,254
Gains on disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	(349)	(461)	(257)	(423)
Damage or scrapping of fixed assets and oil and gas properties	7,219	472	5,613	436
Capitalised exploratory costs charged to expense	5,821	5,169	4,863	4,816
Safety fund reserve	1,998	1,196	1,519	992
Finance expenses	9,184	9,210	6,694	7,695
Investment income	4,380	(26,213)	(23,184)	(13,766)
Losses form changes in fair value	8,432	-	-	-
Changes in deferred taxation	(7,899)	(910)	(5,535)	(788)
Increase in inventories	(78,419)	(40,030)	(37,464)	(17,798)
Increase in operating receivables	(86,750)	(23,070)	(34,400)	(1,949)
Increase/(Decrease) in operating payables	136,797	13,758	83,651	(1,842)
Net cash flows from operating activities	196,061	116,034	138,816	83,083

(b) Net increase/(decrease) in cash and cash equivalents

	The Group		The Company	
	For the six months ended June 30, 2022	For the six months ended June 30, 2021	For the six months ended June 30, 2022	For the six months ended June 30, 2021
Cash at the end of the period	221,155	154,394	116,865	36,118
Less: Cash at the beginning of the period	(136,789)	(118,631)	(31,955)	(40,787)
Add: Cash equivalents at the end of the period	-	-	-	-
Less: Cash equivalents at the beginning of the period	-	-	-	-
Increase /(Decrease) in cash and cash equivalents	84,366	35,763	84,910	(4,669)

138 FINANCIAL STATEMENTS 2022 INTERIM REPORT PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (All amounts in RMB millions unless otherwise stated) (c) Cash and cash equivalents The Group The Company 30, 2022 June December 31, 2021 30, 2022 June December 31, 2021 Cash at bank and on hand 246,243 163,536 118,865 35,505 Less: Time deposits with maturities over 3 months (25,088) (26,747) (2,000) (3,550) Cash and cash equivalents at the end of the period 221,155 136,789 116,865 31,955 61 SEGMENT REPORTING The Group is principally engaged in a broad range of petroleum related products, services and activities. The Group’s operating segments comprise: Exploration and Production, Refining and Chemicals, Marketing, and Natural Gas Sales. On the basis of these operating segments, the management of the Company assesses the segmental operating results and allocates resources. Sales between operating segments are conducted principally at market prices. Additionally, the Group has presented geographical information based on entities located in regions with similar risk profile. The Exploration and Production segment is engaged in the exploration, development, transportation, production and marketing of crude oil and natural gas, and new energy business. The Refining and Chemicals segment is engaged in the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, and derivative petrochemical products and other chemical products, and new materials business. The Marketing segment is engaged in the marketing of refined products and non-oil products, and trading business. The Natural Gas Sales segment is engaged in the transportation and sale of natural gas. The Head Office and Other segment relates to cash management and financing activities, the corporate center, research and development, and other business services supporting the other operating business segments of the Group. The accounting policies of the operating segments are the same as those described in Note 4—“Principal Accounting Policies and Accounting Estimates”.

PetroChina

FINANCIAL STATEMENTS 139

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2022
(All amounts in RMB millions unless otherwise stated)

(1) Operating segments

(a) Segment information as of and for the six months ended June 30, 2022 is as follows:

	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas Sales	Head Office and Other	Total
Revenue	447,350	583,852	1,358,004	252,942	1,252	2,643,400
Less: Intersegment revenue	(373,035)	(406,955)	(238,399)	(10,260)	(130)	(1,028,779)
Revenue from external customers	74,315	176,897	1,119,605	242,682	1,122	1,614,621
Segment expenses (i)	(277,649)	(205,397)	(905,569)	(64,582)	(10,702)	(1,463,899)
Segment profit/(loss)	90,049	25,658	30,613	13,860	(9,458)	150,722
Unallocated income and expenses						(22,717)
Operating profit						128,005
Depreciation, depletion and amortisation	79,045	12,021	8,666	2,280	851	102,863
Asset impairment losses	(1)	20	548	-	-	567
Credit impairment (reversal)/losses	(20)	(3)	260	266	-	503
Capital expenditures	72,820	16,827	832	1,420	413	92,312
June 30, 2022						
Segment assets	1,520,326	487,238	697,583	344,999	1,767,543	4,817,689
Other assets						20,107
Elimination of intersegment balances (ii)						(2,065,159)
Total assets						2,772,637
Segment liabilities	593,887	243,031	496,582	135,058	659,379	2,127,937
Other liabilities						93,367
Elimination of intersegment balances (ii)						(944,431)
Total liabilities						1,276,873

140 FINANCIAL STATEMENTS 2022 INTERIM REPORT

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2022
(All amounts in RMB millions unless otherwise stated)

(b) Segment information as of December 31, 2021 and for the six months ended June 30, 2021 is as follows:

	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas Sales	Head Office and Other	Total
Revenue	313,009	459,384	962,448	198,205	610	1,933,656
Less: Intersegment revenue	(259,957)	(295,281)	(172,460)	(9,347)	(30)	(737,075)
Revenue from external customers	53,052	164,103	789,988	188,858	580	1,196,581
Segment expenses (i)	(227,417)	(204,305)	(629,758)	(54,098)	(8,749)	(1,124,327)
Segment profit/(loss)	31,803	23,561	6,906	18,158	(8,174)	72,254
Unallocated income and expenses						16,722
Operating profit						88,976
Depreciation, depletion and amortisation	84,123	11,559	8,736	3,157	780	108,355
Asset impairment losses	463	39	(39)	11	-	474
Credit impairment losses	7	24	187	49	1	268
Capital expenditures	54,078	16,639	1,099	1,806	261	73,883
December 31, 2021						
Segment assets	1,435,629	459,930	539,966	334,545	1,604,801	4,374,871
Other assets						17,014
Elimination of intersegment balances (ii)						(1,889,352)
Total assets						2,502,533
Segment liabilities	550,365	199,159	349,609	128,490	566,602	1,794,225
Other liabilities						103,428
Elimination of intersegment balances (ii)						(804,244)
Total liabilities						1,093,409

(i) Segment expenses include cost of sales, taxes and surcharges, selling expenses, general and administrative expenses, research and development expenses, other income.

(ii) Elimination of intersegment balances represents elimination of intersegment accounts and investments.

FINANCIAL STATEMENTS 141 PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (All amounts in RMB millions unless otherwise stated) (2) Geographical information months For the ended six months For the ended six Revenue from external customers June 30, 2022 June 30, 2021 China’s mainland 928,165 758,070 Others 686,456 438,511 1,614,621 1,196,581 Non-current assets (i) June 30, 2022 December 31, 2021 China’s mainland 1,817,176 1,838,768 Others 179,081 165,117 1,996,257 2,003,885 (i) Non-current assets mainly include non-current assets other than financial instruments and deferred tax assets. 62 FINANCIAL RISK MANAGEMENT 1. Financial risk The Group’s activities expose it to a variety of financial risks, including market risk, credit risk and liquidity risk. (1) Market risk Market risk is the possibility that changes in foreign exchange rates, interest rates and the prices of crude oil and gas products will adversely affect the value of assets, liabilities and expected future cash flows. (a) Foreign exchange risk The Group conducts its domestic business primarily in RMB, but maintains a portion of its assets in other currencies to pay for imported crude oil, natural gas, imported equipment and other materials and to meet foreign currency financial liabilities. The Group is exposed to currency risks arising from fluctuations in various foreign currency exchange rates against the RMB. The RMB is not a freely convertible currency and is regulated by the PRC government. Limitations on foreign exchange transactions imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates. Additionally, the Group operates internationally and foreign exchange risk arises from future acquisitions and commercial transactions, recognised assets and liabilities and net investments in foreign operations. Certain entities in the Group might use currency derivatives to manage such foreign exchange risk.

142 FINANCIAL STATEMENTS 2022 INTERIM REPORT PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (All amounts in RMB millions unless otherwise stated) (b) Interest rate risk The Group has no significant interest rate risk on interest-bearing assets. The Group’s exposure to interest rate risk arises from its borrowings(including debentures payable). The Group’s borrowings at floating rates expose the Group to cash flow interest rate risk and its borrowings at fixed rates expose the Group to fair value interest rate risk. However, the exposure to interest rate risk is not material to the Group. A detailed analysis of the Group’s borrowings and debentures payable, together with their respective interest rates and maturity dates, is included in Note 34 and 35. (c) Price risk The Group is engaged in a wide range of oil and gas products-related activities. Prices of oil and gas products are affected by a wide range of global and domestic factors which are beyond the control of the Group. The fluctuations in such prices may have favourable or unfavourable impacts on the Group. The Group uses derivative financial instruments, including commodity futures, commodity swaps and commodity options, to hedge some price risks efficiently. As at June 30, 2022, the Group had certain commodity contracts of crude oil, refined oil products and chemical products designated as hedges. As at June 30, 2022, the fair value of such derivative hedging financial instruments is derivative financial assets of 36,263 (December 31, 2021: 3,913) and derivative financial liabilities of 39,213 (December 31, 2021: 3,881). As at June 30, 2022, it is estimated that a general increase/decrease of USD 10 per barrel in basic price of derivative financial instruments, with all other variables held constant, would impact the fair value of derivative financial instruments, which would increase/decrease the Group’s profit for the year by approximately 3,102 (December 31, 2021: increase/decrease 2,104), and resulting in an increase/decrease of approximately 556 in other comprehensive income of the Group (December 31, 2021: Nil).This sensitivity analysis has been determined assuming that the change in prices had occurred at the balance sheet date and the change was applied to the Group’s derivative financial instruments at that date with exposure to commodity price risk. (2) Credit risk Credit risk arises from cash at bank and on hand, credit exposure to customers with outstanding receivable balances, other receivables and long-term recievables. A substantial portion of the Group’s cash at bank and on hand are placed with the major state-owned banks and financial institutions in China and management believes that the credit risk is low. The Group performs ongoing assessment of the credit quality of its customers, and sets appropriate credit limits taking into account the financial position and past history of defaults of customers. The aging analysis of accounts receivable and related provision for bad debts are presented in Note 9.

FINANCIAL STATEMENTS 143 PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (All amounts in RMB millions unless otherwise stated) The carrying amounts of cash at bank and on hand, accounts receivable, other receivables and receivables financing included in the consolidated balance sheet represent the Group’s maximum exposure to credit risk. No other financial assets carry a significant exposure to credit risk. The Group has no significant concentration of credit risk. (3) Liquidity risk Liquidity risk is the risk that the Group will encounter difficulty in meeting obligations associated with financial liabilities. In managing its liquidity risk, the Group has access to funding at market rates through equity and debt markets, including using undrawn committed borrowing facilities to meet foreseeable borrowing requirements. Given the low level of gearing and continued access to funding, the Group believes that its liquidity risk is not material. Analysis of the Group’s long-term borrowings, debentures payable and lease liabilities based on the remaining period at the balance sheet date to the contractual maturity dates are presented in Note 34, 35 and 20. 2. Capital management The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern, optimise returns for equity holders and to minimise its cost of capital. In meeting its objectives of managing capital, the Group may issue new shares, adjust its debt levels or the mix between short-term and long-term borrowings. The Group monitors capital on the basis of the gearing ratio which is calculated as interest-bearing borrowings/ (interest-bearing borrowings + total equity), interest-bearing borrowings include short-term and long-term borrowings, debentures payable. The gearing ratio at June 30, 2022 is 18.33% (December 31, 2021: 19.46%). 3. Fair value estimation The methods and assumptions applied in determining the fair value of each class of financial assets and financial liabilities of the Group at June 30, 2022 and December 31, 2021 are disclosed in the respective accounting policies. The carrying amounts of the following financial assets and financial liabilities approximate their fair value as all of them are short-term in nature: cash at bank and on hand, accounts receivable , other receivables, notes payable, accounts payable, other payables and short-term borrowings. The fair values of fixed rate long-term borrowings are likely to be different from their respective carrying amounts. Analysis of the fair values and carrying amounts of long-term borrowings and debentures payable are presented in Note 34 and Note 35, respectively.

144 FINANCIAL STATEMENTS 2022 INTERIM REPORT PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (All amounts in RMB millions unless otherwise stated) The Group’s investments in derivative financial instruments, receivables financing and other equity instruments are measured at fair value on the balance sheet date. The fair value of derivative financial instruments are mainly categorised into Level 1 and Level 2 of the fair value hierarchy, which are based on the unadjusted quoted prices in active markets for identical assets or liabilities as inputs used in the valuation techniques, or the inputs other than quoted prices included within Level 1 that are observable either directly or indirectly. Receivables financing are mainly categorised into Level 3 of the fair value hierarchy, which are based on that Receivables financing are mainly short-term bills of acceptance issued by banks, their fair values approximate the face values of the bills. The investments in other equity instruments are measured at fair value at the end of the reporting period. The investments in other equity instruments are mainly categorised into Level 1 of the fair value hierarchy, which are based on the unadjusted quoted prices in active markets for identical assets or liabilities as inputs used in the valuation techniques. As of June 30, 2022, financial assets continuing to be measured at fair value are listed in three levels as follows: Level 1 Level 2 Level 3 Total Financial assets Derivative financial assets— Derivative financial assets 616 35,647—36,263 Receivables financing— Receivables financing — 6,183 6,183 Investments in other equity instruments— Other equity instruments 687—256 943 Total 1,303 35,647 6,439 43,389 As of June 30, 2022, financial liabilities continuing to be measured at fair value are listed in three levels as follows: Level 1 Level 2 Level 3 Total Financial liabilities Derivative financial liabilities— Derivative financial liabilities 5,697 33,516—39,213

FINANCIAL STATEMENTS 145 PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (All amounts in RMB millions unless otherwise stated) As of December 31, 2021, financial assets continuing to be measured at fair value are listed in three levels as follows: Level 1 Level 2 Level 3 Total Financial assets Derivative financial assets— Derivative financial assets 2,625 1,288—3,913 Receivables financing— Receivables financing — 3,975 3,975 Investments in other equity instruments— Other equity instruments 905—271 1,176 Total 3,530 1,288 4,246 9,064 As of December 31, 2021, financial liabilities continuing to be measured at fair value are listed in three levels as follows: Level 1 Level 2 Level 3 Total Financial liabilities Derivative financial liabilities— Derivative financial liabilities 726 3,155—3,881 The Group uses discounted cash flow model with inputted interest rate and commodity index, which were influenced by historical fluctuation and the probability of market fluctuation, to evaluate the fair value of the bills receivable classified as Level 3 financial assets. 63 RELATED PARTIES AND RELATED PARTY TRANSACTIONS (1) Parent Company (a) General information of parent company CNPC, the immediate parent of the Company, is a limited liability company directly controlled by the PRC government. Legal Type Entity of incorporation Place of representative Legal Principal activities Oil and gas exploration and development, refining and China National Limited liability petrochemical, oil product marketing, Petroleum company PRC Dai Houliang oil and gas storage and transportation, Corporation (wholly state-wned) oil trading, construction and technical services and petroleum equipment manufacturing etc.

146 FINANCIAL STATEMENTS 2022 INTERIM REPORT
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2022
(All amounts in RMB millions unless otherwise stated)

(b) Registered capital and changes in registered capital of the parent company

	December 31, 2021	Additions	Reduction	June 30, 2022
China National Petroleum Corporation	486,900	-	-	486,900

(c) Equity interest and voting rights of parent company

	June 30, 2022		December 31, 2021	
	Equity interest %	Voting rights %	Equity interest %	Voting rights %
China National Petroleum Corporation	80.41	80.41	80.41	80.41

(2) Subsidiaries

Details about subsidiaries and related information are disclosed in Note 6(1).

(3) Nature of related parties that are not controlled by the Company

Names of related parties	Relationship with the Company
China Oil & Gas Piping Network Corporation	Associate
China Petroleum Finance Co., Ltd.	Associate
CNPC Captive Insurance Co., Ltd.	Associate
China National Aviation Fuel Group Limited	Associate
China Marine Bunker (PetroChina) Co., Ltd.	Joint venture
Mangistau Investment B.V.	Joint venture
Trans-Asia Gas Pipeline Co., Ltd.	Joint venture
CNPC Bohai Drilling Engineering Co., Ltd.	Fellow subsidiary of CNPC
CNPC Oriental Geophysical Exploration Co., Ltd.	Fellow subsidiary of CNPC
CNPC Chuanqing Drilling Engineering Co., Ltd.	Fellow subsidiary of CNPC
Daqing Petroleum Administrative Bureau Co., Ltd.	Fellow subsidiary of CNPC
Liaohe Petroleum Exploration Bureau Co., Ltd.	Fellow subsidiary of CNPC
China Petroleum Pipeline Bureau Co., Ltd.	Fellow subsidiary of CNPC
CNPC Transportation Co., Ltd.	Fellow subsidiary of CNPC
CNPC Material Company Co., Ltd.	Fellow subsidiary of CNPC
China National Oil and Gas Exploration and Development Corporation Co., Ltd.	Fellow subsidiary of CNPC
China National United Oil Co., Ltd.	Fellow subsidiary of CNPC
CNPC Shared Operation Co. Ltd	Fellow subsidiary of CNPC

FINANCIAL STATEMENTS 147 PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (All amounts in RMB millions unless otherwise stated) (4) Summary of significant related party transactions (a) Related party transactions with CNPC and its subsidiaries: The Company and CNPC entered into a new Comprehensive Products and Services Agreement on August 27, 2020 for a period of three years effective from January 1, 2021. The Comprehensive Products and Services Agreement provides for a range of products and services which may be required and requested by either party. The products and services to be provided by CNPC and its fellow subsidiaries to the Group under the Comprehensive Products and Services Agreement include construction and technical services, production services, supply of material services, social services, ancillary services and financial services. The products and services required and requested by either party are provided in accordance with (1) government-prescribed prices; or (2) where there is no government-prescribed price, with reference to relevant market prices; or (3) where neither (1) nor (2) is applicable, then the actual cost incurred or the agreed contractual prices are used. On August 25, 2011, based on the Land Use Rights Leasing Contract signed for a period of 50 years from 2000, the Company and CNPC entered into a supplemental agreement to the Land Use Rights Leasing Contract which took effect on January 1, 2012. The expiry date of the supplemental agreement is the same as the Land Use Rights Leasing Contract, which is in 2050. The Company and CNPC may adjust area and rental payable for the leased land parcels every three years taking into consideration of production and operations of the Company and the prevailing market price. On August 27, 2020, the Company and CNPC each issued a confirmation letter to the Land Use Rights Leasing Contract, which adjusted the rental payable and the area for the leased land parcels with effect from January 1, 2021. The Company agreed to rent from CNPC and its fellow subsidiaries parcels of land with an aggregate area of approximately 1,142 million square metres with annual rental payable (exclusive of tax and charges) approximately 5,673 based on the area of leased land parcels and the current market conditions. Apart from the annual rental payable and are for the leased parcels, the other terms in the Land Use Rights Leasing Contract and supplemental agreement remained. On August 24, 2017, the Company entered into a new Buildings Leasing Contract with CNPC, which took effect on January 1, 2018 for a period of 20 years. The Company and CNPC may adjust the area of buildings leased and the rental fees every three years as appropriate by reference to the production and operations of the Company and the prevailing market prices, but the adjusted rental shall not exceed the comparable fair market prices. On August 27, 2020, the Company and CNPC issued a confirmation letter to the 2017 Buildings Leasing Contract, which adjusted the annual rental payable and the area for the leased which took effect on January 1, 2021. Buildings covering an aggregate area of 1,287.5 thousand square meters were leased at annual rental payable approximately 713 in accordance with the confirmed rental area and the current property market conditions. Apart from the annual rental payable and area of the leased building, the other terms in the Building Leasing Contract remains unchanged.

148 FINANCIAL STATEMENTS 2022 INTERIM REPORT
PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2022
(All amounts in RMB millions unless otherwise stated)

	Notes	For the six months ended June 30, 2022	For the six months ended June 30, 2021
Sales of goods and services rendered to CNPC and its subsidiaries	(1)	28,474	34,845
Purchase of goods and services from CNPC and its subsidiaries:			
Fees paid for construction and technical services	(2)	55,969	49,696
Fees for production services	(3)	62,056	54,769
Social services charges	(4)	654	700
Ancillary services charges	(5)	461	506
Material supply services	(6)	6,645	4,356
Interest income	(7)	186	67
Interest expense	(8)	1,585	1,923
Other financial service expense	(9)	1,245	1,132
Rental and other expenses paid to CNPC and its fellow subsidiaries	(10)	3,105	3,123
Purchases of assets from CNPC and its subsidiaries	(11)	297	182

Notes:

(1) Primarily crude oil, natural gas, refined products, chemical products and the supply of water, electricity, gas, heat, measurement, quality inspection, etc.

(2) Construction and technical services comprise geophysical survey, drilling, well cementing, logging, well testing, oil testing, oilfield construction, refineries and chemical plants construction, engineering design and supervision, repair of equipment, etc.

(3) Production services comprise the repair of machinery and equipment, supply of water, electricity and gas, provision of services such as communications, transportation, fire fighting, asset leasing, environmental protection and sanitation, maintenance of roads, manufacture of replacement parts and machinery, etc.

(4) Social services comprise mainly security service, education, hospitals, preschool, etc.

(5) Ancillary services comprise mainly property management and provision of training centres, guesthouses, canteens, public shower rooms, etc.

(6) Material supply services comprise mainly purchase of materials, quality control, storage of materials and delivery of materials, etc.

(7) The bank deposits in CNPC and its fellow subsidiaries as of June 30, 2022 were RMB 51,938(December 31, 2021: RMB 36,489).

(8) The loans from CNPC and its fellow subsidiaries including long-term borrowings, long-term borrowings due within one year and short-term borrowings as of June 30, 2022 were RMB 135,535(December 31, 2021: RMB 133,800).

(9) Other financial service expense primarily refers to expense of insurance and other services.

(10) Rental and other expenses paid to CNPC and its subsidiaries refer to: 1) Rental was calculated and paid in accordance with the Building and Land Use Rights leasing contract between the Group and CNPC. 2) Rents and other payments (including all rents, leasing service fees and prices for exercising purchase options) were paid according to other lease agreements entered in to by the Group and CNPC and its fellow subsidiaries.

(11) Purchases of assets principally represent the purchases of manufacturing equipment, office equipment and transportation equipment.

FINANCIAL STATEMENTS 149 PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (All amounts in RMB millions unless otherwise stated) (b) Related party transactions with associates and joint ventures: The transactions between the Group and its associates and joint ventures are conducted at government-prescribed prices or market prices. months For the ended six months For the ended six June 30, 2022 June 30, 2021 (a) Sales of goods—Crude Oil 11,334 5,264—Refined products 12,290 13,402—Chemical products 378 301—Natural Gas 1,736 2,459 (b) Sales of services 103 25 (c) Purchases of goods 14,398 12,382 (d) Purchases of services 39,403 34,520 (5) Commissioned loans The Company with its subsidiaries, the Group with CNPC and its subsidiaries , commissioned CP Finance and other financial institutions to provide loans to each other, charging interest in accordance with the prevailing interest rates. Loans between the Company and its subsidiaries have been eliminated in the consolidated financial statements. As of June 30, 2022, the eliminated commissioned loans include the loans provided by the Company to its subsidiaries amounted to RMB 150(December 31, 2021: RMB 150) and the loans provided to the Company by its subsidiaries amounted to RMB 29,152 (December 31, 2021: RMB 18,306). (6) Guarantees CNPC and its subsidiaries provided guarantees of part of loans and debentures for the Group, see Note 33, Note 34 and Note 35.

150 FINANCIAL STATEMENTS 2022 INTERIM REPORT PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (All amounts in RMB millions unless otherwise stated) (7) Receivables and payables with related parties (a) Receivables from related parties June 30, 2022 December 31, 2021 CNPC and its subsidiaries Accounts receivable 14,401 5,832 Receivables financing 1,649 1,850 Advances to suppliers 12,352 5,285 Other receivables 3,513 2,551 Other non-current assets 14,492 7,343 Associates and joint ventures Accounts receivable 2,160 1,568 Advances to suppliers 156 248 Other receivables 1,987 10,096 Other current assets 8,715 7,245 Other non-current assets 23,904 8,353 As of June 30, 2022, the provisions for bad debts of the receivables from related parties amounted to RMB 475(December 31, 2021: RMB 505). As of June 30, 2022, the receivables from related parties represented 35% (December 31, 2021: 35%) of total receivables. (b) Payables to related parties June 30, 2022 December 31, 2021 CNPC and its subsidiaries Notes payable 367 348 Accounts payable 63,018 44,183 Other payables 20,801 2,746 Contract liabilities 964 581 Lease liabilities (including lease liabilities due within one year) 100,647 101,453 Associates and joint ventures Accounts payable 3,479 2,042 Other payables 110 207 Contract liabilities 28 32 As of June 30, 2022, the payables to related parties represented 29% (December 31, 2021: 31%) of total payables.

FINANCIAL STATEMENTS 151 PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (All amounts in RMB millions unless otherwise stated) (8) Key management personnel compensation months For the ended six months For the ended six June 30, 2022 June 30, 2021 RMB’000 RMB’000 Key management personnel compensation 5,060 4,507 64 CONTINGENT LIABILITIES (1) Bank and other guarantees At June 30, 2022 and December 31, 2021, the Group did not guarantee related parties or third parties any significant borrowings or others. (2) Environmental liabilities The PRC has enacted comprehensive environmental laws and regulations that affect the operation of the oil and gas industry. Management believes that there are no probable liabilities under existing legislation, except for the amounts which have already been reflected in the consolidated financial statements, which may have a material adverse effect on the financial position of the Group. As of June 30, 2022, the amounts of asset retirement obligations which have already been reflected in the consolidated financial statements relating to environmental liability were RMB 133,120(Note 36) . (3) Legal contingencies During the reporting period, the Group has complied with domestic and overseas laws and regulatory requirements. Notwithstanding certain insignificant lawsuits as well as other proceedings outstanding of the group, management believes that any resulting liabilities will not have a material adverse effect on the financial position of the Group. (4) Group insurance The Group has insurance coverage for certain assets that are subject to significant operating risks, third-party liability insurance against claims relating to personal injury, property and environmental damages that result from accidents, and employer liabilities insurance. The potential effect on the financial position of the Group of any liabilities resulting from future uninsured incidents cannot be estimated by the Group at present.

152 FINANCIAL STATEMENTS 2022 INTERIM REPORT PETROCHINA COMPANY LIMITED UNAUDITED NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (All amounts in RMB millions unless otherwise stated) 65 COMMITMENTS (1) Capital commitments At June 30, 2022, the Group’s capital commitments contracted but not provided for, were RMB 1,083(December 31, 2021: RMB 882). These capital commitments are transactions mainly with CNPC and its fellow subsidiaries. (2) Exploration and production licenses The Group is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Natural Resources. Payments incurred were RMB 35 for the six months ended June 30, 2022 (for the six months ended June 30, 2021: RMB 64). According to the current policy, estimated annual payments for the next five years are as follows: June 30, 2022 Within one year 500 Between one and two years 500 Between two and three years 500 Between three and four years 500 Between four and five years 500

FINANCIAL STATEMENTS 153 PETROCHINA COMPANY LIMITED SUPPLEMENTARY INFORMATION (UNAUDITED) FOR THE PERIOD ENDED JUNE 30, 2022 (All amounts in RMB millions unless otherwise stated) FINANCIAL STATEMENTS SUPPLEMENTARY INFORMATION 1 NON-RECURRING PROFIT/LOSS ITEMS months For the ended six months For the ended six June 30, 2022 June 30, 2021 Losses on disposal of non-current assets (6,870) (11) Government grants recognised in the income statement 391 370 Reversal of provisions for bad debts against receivables 51 18 Gain on Pipeline restructuring—18,320 Gains on disposal of other subsidiaries 49 297 Other non-operating expenses (2,845) (1,858) (9,224) 17,136 Tax impact of non-recurring profit/loss items 1,956 (1,839) Impact of non-controlling interests 17 (7,492) Total (7,251) 7,805 2 SIGNIFICANT DIFFERENCES BETWEEN IFRS AND CAS The consolidated net profit for the year under IFRS and CAS were RMB 91,717 and RMB 91,714, respectively, with a difference of RMB 3; the consolidated shareholders’ equity for the year under IFRS and CAS were RMB 1,495,512 and RMB 1,495,764, respectively, with a difference of RMB 252. These differences under the different accounting standards were primarily due to the revaluation for assets other than fixed assets and oil and gas properties revalued in 1999. During the Restructuring in 1999, a valuation was carried out in 1999 for assets and liabilities injected by CNPC. Valuation results other than fixed assets and oil and gas properties were not recognised in the financial statements prepared under IFRS.

154 FINANCIAL STATEMENTS 2022 INTERIM REPORT PETROCHINA COMPANY LIMITED UNAUDITED CONSOLIDATED INTERIM CONDENSED STATEMENT OF COMPREHENSIVE INCOME For the six months ended June 30, 2022 and June 30, 2021 (All amounts in RMB millions unless otherwise stated) Notes Six months ended June 30 2022 2021 RMB RMB REVENUE 4 1,614,621 1,196,581 OPERATING EXPENSES Purchases, services and other (1,111,531) (808,932) Employee compensation costs (74,927) (66,828) Exploration expenses, including exploratory dry holes (12,839) (11,141) Depreciation, depletion and amortisation (102,863) (108,355) Selling, general and administrative expenses (28,409) (30,326) Taxes other than income taxes 5 (141,231) (102,411) TOTAL Other OPERATING (expenses)/income EXPENSES net (23,806) 19,875 PROFIT FROM OPERATIONS (1,495,606) (1,108,118) 119,015 88,463 FINANCE COSTS Exchange gain 8,920 7,807 Exchange loss (9,435) (7,772) Interest income 1,375 1,279 TOTAL Interest NET expense FINANCE COSTS (9,644) (10,194) SHARE OF PROFIT OF ASSOCIATES AND JOINT VENTURES (8,784) (8,880) PROFIT BEFORE INCOME TAX EXPENSE 8,104 7,433 INCOME TAX EXPENSE 6 118,335 87,016 PROFIT FOR THE PERIOD 7 (26,618) (19,199) 91,717 67,817 OTHER Item that COMPREHENSIVE will not be reclassified INCOME to profit or loss Fair value changes in equity investment measured at fair value through Items other that comprehensive are or may be income reclassified subsequently to profit or loss (168) 15 Currency translation differences 5,112 (3,128) Cash flow hedges 6,639—Share of the other comprehensive income of associates and joint OTHER ventures COMPREHENSIVE accounted for INCOME, using the NET equity OF method TAX 223 (69) 11,806 (3,182) TOTAL COMPREHENSIVE INCOME FOR THE PERIOD 103,523 64,635 PROFIT Owners FOR of the THE Company PERIOD ATTRIBUTABLE TO: 82,391 53,037 Non-controlling interests 9,326 14,780 91,717 67,817 TOTAL Owners COMPREHENSIVE of the Company INCOME FOR THE PERIOD ATTRIBUTABLE TO: 91,078 50,675 Non-controlling interests 12,445 13,960 BASIC AND DILUTED EARNINGS PER SHARE ATTRIBUTABLE TO 103,523 64,635 OWNERS OF THE COMPANY (RMB) 8 0.45 0.29 The accompanying notes are an integral part of these interim financial statements.

FINANCIAL STATEMENTS 155 PETROCHINA COMPANY LIMITED UNAUDITED CONSOLIDATED INTERIM CONDENSED STATEMENT OF FINANCIAL POSITION As of June 30, 2022 and December 31, 2021 (All amounts in RMB millions unless otherwise stated) Notes June 30, 2022 December 31, 2021 RMB RMB NON-CURRENT ASSETS Property, plant and equipment 10 1,445,437 1,459,296 Investments in associates and joint ventures 270,918 265,785 Equity investments measured at fair value through other comprehensive income 936 1,168 Right-of-use assets 206,285 208,606 Intangible and other non-current assets 74,734 66,344 Deferred tax assets 15,984 12,161 TOTAL Time deposits NON-CURRENT with maturities ASSETS over one year 5,445 8,064 2,019,739 2,021,424 CURRENT ASSETS Inventories 11 221,699 143,848 Accounts receivable 12 114,193 52,746 Derivative financial assets 19 36,263 3,913 Prepayments and other current assets 128,049 112,820 Financial assets at fair value through other comprehensive income 19 6,183 3,975 Time deposits with maturities over three months but within one year 25,088 26,747 TOTAL Cash and CURRENT cash equivalents ASSETS 221,155 136,789 752,630 480,838 CURRENT LIABILITIES Accounts payable and accrued liabilities 13 454,629 299,121 Contract liabilities 83,690 78,481 Income taxes payable 15,845 9,915 Other taxes payable 54,870 66,859 Short-term borrowings 14 96,977 53,275 Derivative financial liabilities 19 39,213 3,881 TOTAL Lease CURRENT liabilities LIABILITIES 6,985 6,626 NET CURRENT ASSETS/(LIABILITIES) 752,209 518,158 421 (37,320) TOTAL ASSETS LESS CURRENT LIABILITIES 2,020,160 1,984,104 EQUITY EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY: Share capital 183,021 183,021 Retained earnings 836,756 771,980 TOTAL Reserves EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY 314,840 308,560 NON-CONTROLLING INTERESTS 1,334,617 1,263,561 TOTAL EQUITY 160,895 145,308 1,495,512 1,408,869 NON-CURRENT LIABILITIES Long-term borrowings 14 238,728 287,175 Asset retirement obligations 133,120 129,405 Lease liabilities 121,763 123,222 Deferred tax liabilities 22,636 26,638 TOTAL Other NON long—term CURRENT obligations LIABILITIES 8,401 8,795 524,648 575,235 TOTAL EQUITY AND NON-CURRENT LIABILITIES 2,020,160 1,984,104 The accompanying notes are an integral part of these interim financial statements.

156 FINANCIAL STATEMENTS 2022 INTERIM REPORT PETROCHINA COMPANY LIMITED UNAUDITED CONSOLIDATED INTERIM CONDENSED STATEMENT OF CASH FLOWS For the six months ended June 30, 2022 and June 30, 2021 (All amounts in RMB millions unless otherwise stated) Six months ended June 30 2022 2021 RMB RMB CASH FLOWS FROM OPERATING ACTIVITIES Profit for the period 91,717 67,817 Adjustments for: Income tax expense 26,618 19,199 Depreciation, depletion and amortisation 102,863 108,355 Capitalised exploratory costs charged to expense 5,821 5,169 Safety fund reserve 1,998 1,196 Share of profit of associates and joint ventures (8,104) (7,433) Accrual of provision for impairment of receivables, net 502 268 Write down in inventories, net 568 7 Impairment of other non-current assets—467 Loss on disposal and scrap of property, plant and equipment 7,060 249 Gain on disposal and scrap of other non-current assets (190) (238) Gain on disposal of subsidiaries (49) (18,617) Fair value loss 8,432 -Dividend income (7) (15) Interest income (1,375) (1,279) Interest expense 9,644 10,194 Changes in working capital: Accounts receivable, prepayments and other current assets (86,750) (23,070) Inventories (78,419) (40,030) Accounts payable and accrued liabilities 138,381 18,077 Contract liabilities 5,209 (3,010) CASH FLOWS GENERATED FROM OPERATIONS 223,919 137,306 Income taxes paid (27,858) (21,272) NET CASH FLOWS FROM OPERATING ACTIVITIES 196,061 116,034 The accompanying notes are an integral part of these interim financial statements.

FINANCIAL STATEMENTS 157 PETROCHINA COMPANY LIMITED UNAUDITED CONSOLIDATED INTERIM CONDENSED STATEMENT OF CASH FLOWS (CONTINUED) For the six months ended June 30, 2022 and June 30, 2021 (All amounts in RMB millions unless otherwise stated) Six months ended June 30 2022 2021 RMB RMB CASH FLOWS FROM INVESTING ACTIVITIES Capital expenditures (102,191) (111,369) Acquisition of investments in associates and joint ventures (187) (387) Prepayments on long-term leases—(74) Acquisition of intangible assets and other non-current assets (87) (281) Acquisition of subsidiaries (302) -Proceeds from disposal of property, plant and equipment 89 760 Proceeds from disposal of other non-current assets 158 335 Proceeds from disposal of investments and investments in associates 3,849 33,457 Interest received 1,176 1,050 Dividends received 3,511 8,957 Decrease/(increase) in time deposits with maturities over three months 4,278 (7,250) NET CASH FLOWS USED FOR INVESTING ACTIVITIES (89,706) (74,802) CASH FLOWS FROM FINANCING ACTIVITIES Repayments of short-term borrowings (364,054) (377,257) Repayments of long-term borrowings (81,415) (37,803) Repayments of lease liabilities (6,892) (5,970) Interest paid (6,684) (8,444) Dividends paid to non-controlling interests (2,520) (3,778) Dividends paid to owners of the Company (1,437) (1,308) Increase in short-term borrowings 370,643 346,861 Increase in long-term borrowings 65,981 83,141 Cash contribution from non-controlling interests 237 4 NET CASH FLOWS USED FOR FINANCING ACTIVITIES (26,141) (4,554) TRANSLATION OF FOREIGN CURRENCY 4,152 (915) Increase in cash and cash equivalents 84,366 35,763 Cash and cash equivalents at beginning of the period 136,789 118,631 Cash and cash equivalents at end of the period 221,155 154,394 The accompanying notes are an integral part of these interim financial statements.

158 FINANCIAL STATEMENTS

2022 INTERIM REPORT

PETROCHINA COMPANY LIMITED
UNAUDITED CONSOLIDATED INTERIM CONDENSED STATEMENT OF CHANGES IN EQUITY

For the six months ended June 30, 2022 and June 30, 2021

(All amounts in RMB millions unless otherwise stated)

	Attributable to Owners of the Company				Non-controlling Interests	Total Equity
	Share Capital	Retained Earnings	Reserves	Subtotal		
	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2021	183,021	727,955	304,182	1,215,158	151,463	1,366,621
Profit for the six months ended June 30, 2021	-	53,037	-	53,037	14,780	67,817
Other comprehensive income for the six months ended June 30, 2021	-	-	(2,362)	(2,362)	(820)	(3,182)
Special reserve-safety fund reserve	-	-	1,129	1,129	67	1,196
Dividends	-	(16,000)	-	(16,000)	(13,315)	(29,315)
Capital contribution from non-controlling interests	-	-	-	-	901	901
Disposal of subsidiaries	-	-	-	-	(12,270)	(12,270)
Other	-	-	503	503	381	884
Balance at June 30, 2021	183,021	764,992	303,452	1,251,465	141,187	1,392,652
Balance at January 1, 2022	183,021	771,980	308,560	1,263,561	145,308	1,408,869
Profit for the six months ended June 30, 2022	-	82,391	-	82,391	9,326	91,717
Other comprehensive income for the six months ended June 30, 2022	-	-	8,687	8,687	3,119	11,806
Special reserve-safety fund reserve	-	-	1,922	1,922	76	1,998
Dividends	-	(17,610)	-	(17,610)	(7,261)	(24,871)
Capital contribution from non-controlling interests	-	-	-	-	10,256	10,256
Acquisition of subsidiaries	-	-	-	-	62	62
Other	-	(5)	(4,329)	(4,334)	9	(4,325)
Balance at June 30, 2022	183,021	836,756	314,840	1,334,617	160,895	1,495,512

The accompanying notes are an integral part of these interim financial statements.

FINANCIAL STATEMENTS 159 PETROCHINA COMPANY LIMITED NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS For the six months ended June 30, 2022 (All amounts in RMB millions unless otherwise stated) 1 ORGANISATION AND PRINCIPAL ACTIVITIES PetroChina Company Limited (the “Company”) was established as a joint stock company with limited liability on November 5, 1999 by 中国石油天然氣集团公司 (China National Petroleum Corporation (“CNPC”)) as the sole proprietor in accordance with the approval Guo Jing Mao Qi Gai [1999] No. 1024 “Reply on the approval of the establishment of PetroChina Company Limited” from the former State Economic and Trade Commission of the People’s Republic of China (“China” or “PRC”). CNPC restructured (“the Restructuring”) and injected its core business and the related assets and liabilities into the Company. 中国石油天然氣集团公司 was renamed中国石油天然氣集团有限公司 (CNPC before and after the change of name) on December 19, 2017. CNPC is a wholly state-owned company registered in China. The Company and its subsidiaries are collectively referred to as the “Group”. The Group is principally engaged in (i) the exploration, development, transportation and production and marketing of crude oil and natural gas, and new energy business; (ii) the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, derivative petrochemical products and other chemical products, and new materials business; (iii) the marketing of refined products and non-oil products, and trading business; and (iv) the transportation and the sale of natural gas (Note 15). 2 BASIS OF PREPARATION AND ACCOUNTING POLICIES The unaudited consolidated interim condensed financial statements (“interim financial statements”) have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting” (“IAS 34”). Except as described below, the accounting policies applied in the preparation of the interim financial statements are consistent with those of the consolidated financial statements for the year ended December 31, 2021, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The changes in accounting policies are also expected to be reflected in the 2022 annual financial statements. The IASB has issued the following amendments to IFRSs that are first effective for the current accounting period of the Group: • Amendments to IFRS 3 “Reference to the Conceptual Framework” • Amendments to IAS 16 “Property, Plant and Equipment: Proceeds before intended use” • Amendments to IAS 37 “Onerous Contracts – Cost of Fulfilling a Contract” • Annual Improvements to IFRS Standards 2018–2020

160 FINANCIAL STATEMENTS 2022 INTERIM REPORT PETROCHINA COMPANY LIMITED NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS For the six months ended June 30, 2022 (All amounts in RMB millions unless otherwise stated) None of these developments have had a material effect on how the Group’s results and financial position for the current or prior periods which have been prepared or presented in this interim financial statements. The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period. The interim financial statements as of June 30, 2022 and for the six months ended June 30, 2022 and June 30, 2021 included herein are unaudited but reflect, in the opinion of the Board of Directors, all adjustments (which generally includes only normal recurring adjustments) necessary to properly prepare the interim financial statements, in all material respects, in accordance with IAS 34. The results of operations for the six months ended June 30, 2022 are not necessarily indicative of the results of operations expected for the year ending December 31, 2022. Costs that are incurred unevenly during the financial year are accrued or deferred in the interim financial statements only if it would be also appropriate to accrue or defer such costs at the end of the financial year. 3 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS Estimates and judgements are regularly evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The matters described below are considered to be the most critical in understanding the estimates and judgements that are involved in preparing the Group’s interim financial statements: The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements. (a) Estimation of oil and gas reserves Estimates of oil and natural gas reserves are key elements in the Group’s investment decision-making process. They are also important elements in testing impairment of property, plant and equipment (Note 3(b)). Changes in proved oil and gas reserves, particularly proved developed reserves, will affect unit-of-production depreciation, depletion and amortisation recorded in the Group’s interim financial statements for property, plant and equipment relating to oil and gas production activities. An increase/reduction in proved developed reserves will decrease/ increase depreciation, depletion and amortisation charges. Proved oil and gas reserves estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms, evolution of technology or development plans, etc.

FINANCIAL STATEMENTS 161 PETROCHINA COMPANY LIMITED NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS For the six months ended June 30, 2022 (All amounts in RMB millions unless otherwise stated) (b) Estimation of impairment of property, plant and equipment Property, plant and equipment, including oil and gas properties, are reviewed for possible impairments when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination as to whether and how much an asset is impaired involves management estimates and judgements such as the future price of crude oil, natural gas, refined and chemical products, the operation costs, the product mix, production volumes, production profile and the oil and gas reserves. The impairment reviews and calculations are based on assumptions that are consistent with the Group’s business plans taking into account current economic conditions. Favourable changes to some assumptions, may allow the Group to avoid the need to impair any assets or make it necessary to reverse an impairment loss recognised in prior periods, whereas unfavourable changes may cause the assets to become impaired. For example, when the assumed future price and production profile of crude oil used for the expected future cash flows are different from the actual price and production profile of crude oil respectively experienced in future, the Group may either over or under recognise the impairment losses for certain assets. (c) Estimation of asset retirement obligations Provision is recognised for the future decommissioning and restoration of oil and gas properties. The amount of the provision recognised is the present values of the estimated future expenditures. The estimation of the future expenditures is based on current local conditions and requirements, including legal requirements, technology, price levels, etc. In addition to these factors, the present values of these estimated future expenditures are also impacted by the management plan for the decommissioning of oil and gas properties, the estimation of the economic lives of oil and gas properties and estimates of discount rates. Changes in any of these estimates will impact the operating results and the financial position of the Group over the remaining economic lives of the oil and gas properties. According to changes in the internal and external environment, accounting standards and Group asset retirement expense measures and other relevant regulations, oil and gas field companies recalculate their asset retirement obligations of oil and gas properties based on the latest parameters to more objectively reflect the actual situation of the Group’s asset retirement obligation of oil and gas properties.

162 FINANCIAL STATEMENTS
2022 INTERIM REPORT
PETROCHINA COMPANY LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2022
(All amounts in RMB millions unless otherwise stated)

4 REVENUE

Revenue represents revenues from the sale of crude oil, natural gas, refined products, chemical products, non-oil products, etc., and from the transportation of natural gas. Revenue from contracts with customers is mainly recognised at a point in time. The revenue information for the period ended June 30, 2022 and 2021 is as follows:

For the six months ended June 30, 2022 Type of Contract	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas Sales	Head Office and Other	Total
Type of goods and services						
Crude oil	318,018	-	443,069	-	-	761,087
Natural gas	75,793	-	242,222	234,226	-	552,241
Refined products	-	471,760	624,297	-	-	1,096,057
Chemical products	-	109,019	32,680	-	-	141,699
Pipeline transportation business	-	-	-	388	-	388
Non-oil sales in gas stations	-	-	15,045	-	-	15,045
Others	53,437	2,993	142	18,289	1,243	76,104
Intersegment elimination	(373,035)	(406,955)	(238,399)	(10,260)	(130)	(1,028,779)
Revenue from contracts with customers	74,213	176,817	1,119,056	242,643	1,113	1,613,842
Other revenue	102	80	549	39	9	779
Total	74,315	176,897	1,119,605	242,682	1,122	1,614,621
Geographical Region						
China's mainland	46,060	176,817	460,755	242,643	1,113	927,388
Others	28,153	-	658,301	-	-	686,454
Revenue from contracts with customers	74,213	176,817	1,119,056	242,643	1,113	1,613,842
Other revenue	102	80	549	39	9	779
Total	74,315	176,897	1,119,605	242,682	1,122	1,614,621

PetroChina

FINANCIAL STATEMENTS 163

PETROCHINA COMPANY LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2022
(All amounts in RMB millions unless otherwise stated)

For the six months ended June 30, 2021 Type of Contract	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas Sales	Head Office and Other	Total
Type of goods and services						
Crude oil	199,754	-	330,181	-	-	529,935
Natural gas	65,962	-	114,837	180,603	-	361,402
Refined products	-	363,646	482,180	-	-	845,826
Chemical products	-	92,483	21,013	-	-	113,496
Pipeline transportation business	-	-	-	3,436	-	3,436
Non-oil sales in gas stations	-	-	13,430	-	-	13,430
Others	47,189	3,174	596	14,116	604	65,679
Intersegment elimination	(259,957)	(295,281)	(172,460)	(9,347)	(30)	(737,075)
Revenue from contracts with customers	52,948	164,022	789,777	188,808	574	1,196,129
Other revenue	104	81	211	50	6	452
Total	53,052	164,103	789,988	188,858	580	1,196,581
Geographical Region						
China's mainland	29,740	164,022	374,477	188,808	574	757,621
Others	23,208	-	415,300	-	-	438,508
Revenue from contracts with customers	52,948	164,022	789,777	188,808	574	1,196,129
Other revenue	104	81	211	50	6	452
Total	53,052	164,103	789,988	188,858	580	1,196,581

5 TAXES OTHER THAN INCOME TAXES

	Six months ended June 30	
	2022	2021
	RMB	RMB
Consumption tax	80,222	73,356
Resource tax	16,210	11,016
City maintenance and construction tax	8,705	7,382
Educational surcharge	6,373	5,369
Urban and township land use tax	1,867	1,931
Crude oil special gain levy	23,346	197
Others	4,508	3,160
	141,231	102,411

164 FINANCIAL STATEMENTS 2022 INTERIM REPORT PETROCHINA COMPANY LIMITED NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS For the six months ended June 30, 2022 (All amounts in RMB millions unless otherwise stated) 6 PROFIT BEFORE INCOME TAX EXPENSE Six months ended June 30 2022 2021 RMB RMB Items credited and charged in arriving at the profit before income tax expense include: Credited Dividend income from equity investment measured at fair value through other comprehensive income 7 15 Reversal of provision for impairment of receivables 52 18 Reversal of write down in inventories 18 60 Gain on disposal of investment in subsidiaries 49 297 Gain on Pipeline restructuring—18,320 Charged Amortisation of intangible and other assets 3,410 2,902 Depreciation and impairment losses: Owned property, plant and equipment 93,389 98,847 Right-of-use assets 6,064 6,606 Cost of inventories recognised as expense 1,250,608 946,499 Provision for impairment of receivables 554 286 Interest expense (i) 9,644 10,194 Loss on disposal and scrap of property, plant and equipment 7,060 249 Variable lease payments, low-value and short-term lease payment not included in the measurement of lease liabilities 1,075 1,231 Research and development expenses 9,142 8,288 Write down in inventories 586 67 (i) Interest expense Interest expense 10,318 10,698 Include: Interest on lease liabilities 2,728 2,651 Less: Amount capitalised (674) (504) 9,644 10,194 7 INCOME TAX EXPENSE Six months ended June 30 2022 2021 RMB RMB Current taxes 34,517 20,109 Deferred taxes (7,899) (910) 26,618 19,199

FINANCIAL STATEMENTS 165 PETROCHINA COMPANY LIMITED NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS For the six months ended June 30, 2022 (All amounts in RMB millions unless otherwise stated) In accordance with the relevant PRC income tax rules and regulations, the PRC corporate income tax rate applicable to the Group is principally 25%. In accordance with the Circular jointly issued by the Ministry of Finance (“MOF”), the General Administration of Customs of the PRC and the State Administration of Taxation (“SAT”) on Issues Concerning Tax Policies for In-depth Implementation of Western Development Strategy (Cai Shui [2011] No.58) and the Notice on Continuing the Income Tax Policy for Western Development (Notice No.23 of 2020 of the MOF, the SAT, the NDRC), the corporate income tax for the enterprises engaging in the encouraged industries in the Western China Region is charged at a preferential corporate income tax rate of 15% from January 1, 2011 to December 31, 2030. Certain branches and subsidiaries of the Company in the Western China Region obtained the approval for the use of the preferential corporate income tax rate of 15%. 8 BASIC AND DILUTED EARNINGS PER SHARE Basic and diluted earnings per share for the six months ended June 30, 2022 and June 30, 2021 have been computed by dividing profit attributable to owners of the Company by 183,021 million shares issued and outstanding during the period. There are no potentially dilutive ordinary shares. 9 DIVIDENDS Six months ended June 30 2022 2021 RMB RMB Interim dividends attributable to owners of the Company for 2022 (a) 37,076 -Interim dividends attributable to owners of the Company for 2021 (c)—23,866 (a) As authorised by shareholders in the Annual General Meeting on June 9, 2022, the Board of Directors resolved to distribute interim dividends attributable to owners of the Company in respect of 2022 of RMB 0.20258 yuan (inclusive of applicable tax) per share amounting to a total of RMB 37,076 on August 25, 2022. The dividends were not paid by the end of the reporting period, and were not recognised as liability at the end of the reporting period, as they were declared after the date of the statement of financial position. (b) Final dividends attributable to owners of the Company in respect of 2021 of RMB 0.09622 yuan (inclusive of applicable tax) per share amounting to a total of RMB 17,610 were approved by the shareholders in the Annual General Meeting on June 9, 2022, and were paid on or before July 29, 2022. (c) Interim dividends attributable to owners of the Company in respect of 2021 of RMB 0.13040 yuan (inclusive of applicable tax) per share amounting to a total of RMB 23,866, and were paid on or before October 29, 2021. (d) Final dividends attributable to owners of the Company in respect of 2020 of RMB 0.08742 yuan (inclusive of applicable tax) per share amounting to a total of RMB 16,000 were approved by the shareholders in the Annual General Meeting on June 10, 2021, and were paid on or before July 30, 2021.

166 FINANCIAL STATEMENTS 2022 INTERIM REPORT PETROCHINA COMPANY LIMITED NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS For the six months ended June 30, 2022 (All amounts in RMB millions unless otherwise stated) 10 PROPERTY, PLANT AND EQUIPMENT RMB Cost At January 1, 2022 3,790,946 Additions 136,259 Disposals or write offs (41,859) Currency translation differences 14,214 At June 30, 2022 3,899,560 Accumulated depreciation and impairment At January 1, 2022 (2,331,650) Charge for the period and others (136,047) Disposals or write offs 23,965 Currency translation differences (10,391) At June 30, 2022 (2,454,123) Net book value At June 30, 2022 1,445,437 RMB Cost At January 1, 2021 3,648,030 Additions 72,736 Disposals or write offs (10,558) Currency translation differences (1,817) At June 30, 2021 3,708,391 Accumulated depreciation and impairment At January 1, 2021 (2,195,939) Charge for the period and others (98,594) Disposals or write offs 3,347 Currency translation differences 1,785 At June 30, 2021 (2,289,401) Net book value At June 30, 2021 1,418,990

FINANCIAL STATEMENTS 167 PETROCHINA COMPANY LIMITED NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS For the six months ended June 30, 2022 (All amounts in RMB millions unless otherwise stated) 11 INVENTORIES June 30, 2022 December 31, 2021 RMB RMB Crude oil and other raw materials 70,548 40,334 Work in progress 19,646 15,393 Finished goods 132,377 88,811 Spare parts and consumables 119 91 222,690 144,629 Less: Write down in inventories (991) (781) 221,699 143,848 12 ACCOUNTS RECEIVABLE June 30, 2022 December 31, 2021 RMB RMB Accounts receivable 116,046 54,160 Less: Provision for impairment of accounts receivable (1,853) (1,414) 114,193 52,746 The aging analysis of accounts receivable (net of impairment of accounts receivable) based on the invoice date (or date of revenue recognition, if earlier), as of June 30, 2022 and December 31, 2021 is as follows: June 30, 2022 December 31, 2021 RMB RMB Within 1 year 113,084 51,533 Between 1 and 2 years 736 816 Between 2 and 3 years 174 194 Over 3 years 199 203 114,193 52,746 The Group offers its customers credit terms up to 180 days.

168 FINANCIAL STATEMENTS 2022 INTERIM REPORT PETROCHINA COMPANY LIMITED NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS For the six months ended June 30, 2022 (All amounts in RMB millions unless otherwise stated) Movements in the provision for impairment of accounts receivable are as follows: Six months ended June 30 2022 2021 RMB RMB At beginning of the period 1,414 1,140 Provision for impairment of accounts receivable 457 274 Reversal of provision for impairment of accounts receivable (37) (17) Receivables written off as uncollectible and others 19 27 At end of the period 1,853 1,424 13 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES June 30, 2022 December 31, 2021 RMB RMB Trade payables 228,760 140,538 Salaries and welfare payable 18,222 8,975 Dividends payable 21,333 419 Interests payable 1,338 2,672 Construction fee and equipment cost payables 79,297 92,683 Others (i) 105,679 53,834 454,629 299,121 (i) Other consists primarily of notes payables, insurance payable, etc. The aging analysis of trade payables as of June 30, 2022 and December 31, 2021 is as follows: June 30, 2022 December 31, 2021 RMB RMB Within 1 year 217,685 130,863 Between 1 and 2 years 3,903 2,767 Between 2 and 3 years 966 948 Over 3 years 6,206 5,960 228,760 140,538

FINANCIAL STATEMENTS 169 PETROCHINA COMPANY LIMITED NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS For the six months ended June 30, 2022 (All amounts in RMB millions unless otherwise stated) 14 BORROWINGS June 30, 2022 December 31, 2021 RMB RMB Short-term borrowings excluding current portion of long-term borrowings 48,093 40,010 Current portion of long-term borrowings 48,884 13,265 96,977 53,275 Long-term borrowings 238,728 287,175 335,705 340,450 The movements in borrowings are analysed as follows: RMB Balance at January 1, 2022 340,450 Increase in borrowings 436,624 Decrease in borrowings (445,469) Currency translation differences 4,100 Balance at June 30, 2022 335,705 The following table sets out the borrowings’ remaining contractual maturities at the date of the statement of financial position, which are based on contractual undiscounted cash flows including principal and interest, and the earliest contractual maturity date: June 30, 2022 December 31, 2021 RMB RMB Within 1 year 105,121 58,923 Between 1 and 2 years 113,455 53,250 Between 2 and 5 years 119,231 226,124 After 5 years 17,412 28,053 355,219 366,350 The fair values of the Group’s long-term borrowings including the current portion of long-term borrowings are RMB 278,309 at June 30, 2022 (December 31, 2021: RMB 290,937). The carrying amounts of short-term borrowings approximate their fair values.The fair values are based on discounted cash flows using applicable discount rates based upon the prevailing market rates of interest available to the Group for financial instruments with substantially the same terms and characteristics at the dates of the consolidated statement of financial position. Such discount rates ranged from 0.08% to 5.20% per annum as of June 30, 2022 (December 31, 2021: 0.10% to 5.14%) depending on the type of the borrowings.

170 FINANCIAL STATEMENTS 2022 INTERIM REPORT PETROCHINA COMPANY LIMITED NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS For the six months ended June 30, 2022 (All amounts in RMB millions unless otherwise stated) 15 SEGMENT INFORMATION The Group is principally engaged in a broad range of petroleum related products, services and activities. The Group’s operating segments comprise: Exploration and Production, Refining and Chemicals, Marketing, and Natural Gas Sales. On the basis of these operating segments, the management of the Company assesses the segmental operating results and allocates resources. Sales between operating segments are conducted based on market prices. Additionally, the Group presents geographical information based on entities located in regions with a similar risk profile. The Exploration and Production segment is engaged in the exploration, development, transportation, production and marketing of crude oil and natural gas, and new energy business. The Refining and Chemicals segment is engaged in the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, derivative petrochemical products and other chemical products, and new materials business. The Marketing segment is engaged in the marketing of refined products and non-oil products, and the trading business. The Natural Gas Sales segment is engaged in the transportation and sale of natural gas. The Head Office and Other segment relates to cash management and financing activities, the corporate center, research and development, and other business services supporting the operating business segments of the Group. The accounting policies of the operating segments are the same as those described in Note 2 “Basis of Preparation and Accounting Policies”.

PetroChina

FINANCIAL STATEMENTS 171

PETROCHINA COMPANY LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2022
(All amounts in RMB millions unless otherwise stated)

The segment information for the operating segments for the six months ended June 30, 2022 and 2021 is as follows:

Six months ended June 30, 2022	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas Sales	Head Office and Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	447,350	583,852	1,358,004	252,942	1,252	2,643,400
Less: intersegment sales	(373,035)	(406,955)	(238,399)	(10,260)	(130)	(1,028,779)
Revenue from external customers	74,315	176,897	1,119,605	242,682	1,122	1,614,621
Depreciation, depletion and amortisation	(79,045)	(12,021)	(8,666)	(2,280)	(851)	(102,863)
Profit/(loss) from operations	82,455	24,061	8,522	13,649	(9,672)	119,015
Finance costs:						
Exchange gain						8,920
Exchange loss						(9,435)
Interest income						1,375
Interest expense						(9,644)
Total net finance costs						(8,784)
Share of profit of associates and joint ventures	1,923	31	530	4,563	1,057	8,104
Profit before income tax expense						118,335
Income tax expense						(26,618)
Profit for the period						91,717
Capital expenditures	72,820	16,827	832	1,420	413	92,312
June 30, 2022						
Segment assets	1,472,009	485,109	678,389	175,112	1,735,884	4,546,503
Other assets						20,107
Investments in associates and joint ventures	48,107	2,080	19,186	169,887	31,658	270,918
Elimination of intersegment balances (a)						(2,065,159)
Total assets						2,772,369
Segment liabilities	593,887	243,031	496,582	135,058	659,379	2,127,937
Other liabilities						93,351
Elimination of intersegment balances (a)						(944,431)
Total liabilities						1,276,857

172 FINANCIAL STATEMENTS 2022 INTERIM REPORT
PETROCHINA COMPANY LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2022
(All amounts in RMB millions unless otherwise stated)

Six months ended June 30, 2021	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas Sales	Head Office and Other	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Revenue	313,009	459,384	962,448	198,205	610	1,933,656
Less: intersegment sales	(259,957)	(295,281)	(172,460)	(9,347)	(30)	(737,075)
Revenue from external customers	53,052	164,103	789,988	188,858	580	1,196,581
Depreciation, depletion and amortisation	(84,123)	(11,559)	(8,736)	(3,157)	(780)	(108,355)
Profit/(loss) from operations	30,870	22,185	6,640	36,888	(8,120)	88,463
Finance costs:						
Exchange gain						7,807
Exchange loss						(7,772)
Interest income						1,279
Interest expense						(10,194)
Total net finance costs						(8,880)
Share of profit of associates and joint ventures	1,775	31	851	3,647	1,129	7,433
Profit before income tax expense						87,016
Income tax expense						(19,199)
Profit for the period						67,817
Capital expenditures	54,078	16,639	1,099	1,806	261	73,883
December 31, 2021						
Segment assets	1,391,129	457,914	520,938	164,934	1,573,900	4,108,815
Other assets						17,014
Investments in associates and joint ventures	44,289	1,966	19,020	169,611	30,899	265,785
Elimination of intersegment balances (a)						(1,889,352)
Total assets						2,502,262
Segment liabilities	550,365	199,159	349,609	128,490	566,602	1,794,225
Other liabilities						103,412
Elimination of intersegment balances (a)						(804,244)
Total liabilities						1,093,393

FINANCIAL STATEMENTS 173 PETROCHINA COMPANY LIMITED NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS For the six months ended June 30, 2022 (All amounts in RMB millions unless otherwise stated) Geographical information Revenue Non-current assets (b) Six months ended Six months ended December June 30, 2022 June 30, 2021 June 30, 2022 31, 2021 RMB RMB RMB RMB China’s mainland 928,165 758,070 1,816,919 1,838,505 Others 686,456 438,511 179,081 165,117 1,614,621 1,196,581 1,996,000 2,003,622 (a) Elimination of intersegment balances represents elimination of intersegment accounts and investments. (b) Non-current assets mainly include non-current assets other than financial instruments and deferred tax assets. 16 CONTINGENT LIABILITIES (a) Bank and other guarantees At June 30, 2022 and December 31, 2021, the Group did not guarantee related parties or third parties any significant borrowings or others. (b) Environmental liabilities The PRC has enacted comprehensive environmental laws and regulations that affect the operation of the oil and gas industry. Management believes that there are no probable liabilities under existing legislation, except for the amounts which have already been reflected in the interim financial statements, which may have a material adverse effect on the financial position of the Group. As of June 30,2022, the amounts of asset retirement obligations which have already been reflected in the interim financial statements relating to environmental liability were RMB 133,120. (c) Legal contingencies During the reporting period, the Group has complied with domestic and overseas laws and regulatory requirements. Notwithstanding certain insignificant lawsuits as well as other proceedings outstanding, management believes that any resulting liabilities will not have a material adverse effect on the financial position of the Group.

174 FINANCIAL STATEMENTS 2022 INTERIM REPORT PETROCHINA COMPANY LIMITED NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS For the six months ended June 30, 2022 (All amounts in RMB millions unless otherwise stated) (d) Group insurance The Company has insurance coverage for certain assets that are subject to significant operating risks, third-party liability insurance against claims relating to personal injury, property and environmental damages that result from accidents and employer liabilities insurance. The potential effect on the financial position of the Group of any liabilities resulting from future uninsured incidents cannot be estimated by the Group at present. 17 COMMITMENTS (a) Capital commitments At June 30, 2022, the Group’s capital commitments contracted but not provided for mainly relating to property, plant and equipment were RMB 1,083 (December 31, 2021: RMB 882). These capital commitments are transactions mainly with CNPC and its fellow subsidiaries. (b) Exploration and production licenses The Group is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Natural Resources. Payments incurred were RMB 35 for the six months ended June 30, 2022 (2021: RMB 64). According to the current policy, estimated annual payments for the next five years are as follows: June 30, 2022 June 30, 2021 RMB RMB Within one year 500 500 Between one and two years 500 500 Between two and three years 500 500 Between three and four years 500 500 Between four and five years 500 500 18 RELATED PARTY TRANSACTIONS CNPC, the immediate parent of the Company, is a limited liability company incorporated in PRC and directly controlled by the PRC government. Equity interest and voting rights of CNPC in the Company from January 2022 to June 2022 was 80.41% (2021: 80.41%). Related parties include CNPC and its fellow subsidiaries, their associates and joint ventures, other state-owned enterprises and their subsidiaries which the PRC government has control, joint control or significant influence over, and enterprises which the Group is able to control, jointly control or exercise significant influence over, key management personnel of the Company and CNPC and their close family members.

FINANCIAL STATEMENTS 175 PETROCHINA COMPANY LIMITED NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS For the six months ended June 30, 2022 (All amounts in RMB millions unless otherwise stated) (a) Transactions with CNPC and its fellow subsidiaries, associates and joint ventures The Group has extensive transactions with other companies in CNPC and its fellow subsidiaries, associates and joint ventures. Due to the relationships, it is possible that the terms of the transactions between the Group and other members of CNPC and its fellow subsidiaries, associates and joint ventures are not the same as those that would result from transactions with other related parties or wholly unrelated parties. The principal related party transactions with CNPC and its fellow subsidiaries, associates and joint ventures, which were carried out in the ordinary course of business, are as follows: The Company and CNPC entered into a new Comprehensive Products and Services Agreement on August 27, 2020 for a period of three years effective from January 1, 2021. The Comprehensive Products and Services Agreement provides for a range of products and services which may be required and requested by either party. The products and services to be provided by CNPC and its fellow subsidiaries to the Group under the Comprehensive Products and Services Agreement include construction and technical services, production services, supply of material services, social services, ancillary services and financial services. The products and services required and requested by either party are provided in accordance with (1) government-prescribed prices; or (2) where there is no government-prescribed price, with reference to relevant market prices; or (3) where neither (1) nor (2) is applicable, then the actual cost incurred or the agreed contractual prices are used. On August 25, 2011, based on the Land Use Rights Leasing Contract signed for a period of 50 years from 2000, the Company and CNPC entered into a supplemental agreement to the Land Use Rights Leasing Contract which took effect on January 1, 2012. The expiry date of the supplemental agreement is the same as the Land Use Rights Leasing Contract, which is in 2050. The Company and CNPC may adjust area and rental payable for the leased land parcels every three years taking into consideration of production and operations of the Company and the prevailing market price. On August 27, 2020, the Company and CNPC each issued a confirmation letter to the Land Use Rights Leasing Contract, which adjusted the rental payable and the area for the leased land parcels with effect from January 1, 2021. The Company agreed to rent from CNPC and its fellow subsidiaries parcels of land with an aggregate area of approximately 1,142 million square metres with annual rental payable (exclusive of tax and charges) approximately RMB 5,673 based on the area of leased land parcels and the current market conditions. Apart from the annual rental payable and are for the leased parcels, the other terms in the Land Use Rights Leasing Contract and supplemental agreement remained. On August 24, 2017, the Company entered into a new Buildings Leasing Contract with CNPC, which took effect on January 1, 2018 for a period of 20 years. The Company and CNPC may adjust the area of buildings leased and the rental fees every three years as appropriate by reference to the production and operations of the Company and the prevailing market prices, but the adjusted rental shall not exceed the comparable fair market prices. On August 27, 2020, the Company and CNPC issued a confirmation letter to the 2017 Buildings Leasing Contract, which adjusted the annual rental payable and the area for the leased which took effect on January 1, 2021. Buildings covering an aggregate area of 1,287.5 thousand square meters were leased at annual rental payable approximately RMB 713 in accordance with the confirmed rental area and the current property market conditions. Apart from the annual rental payable and area of the leased building, the other terms in the Building Leasing Contract remains unchanged.

176 FINANCIAL STATEMENTS 2022 INTERIM REPORT PETROCHINA COMPANY LIMITED NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS For the six months ended June 30, 2022 (All amounts in RMB millions unless otherwise stated) Transactions with CNPC and its fellow subsidiaries, associates and joint ventures are summarised as follows: • Sales of goods represent the sale of crude oil, refined products, chemical products and natural gas, etc. The total amount of these transactions amounted to RMB 51,804 for the six months ended June 30, 2022 (2021: RMB 53,259). • Sales of services principally represent the provision of services in connection with the transportation of crude oil and natural gas, etc. The total amount of these transactions amounted to RMB 2,511 for the six months ended June 30, 2022 (2021: RMB 3,037). • Purchases of goods and services principally represent construction and technical services, production services, social services, ancillary services and material supply services, etc. The total amount of these transactions amounted to RMB 179,586 for the six months ended June 30, 2022 (2021: RMB 156,929). • Purchases of assets principally represent the purchases of manufacturing equipment, office equipment and transportation equipment, etc. The total amount of these transactions amounted to RMB 297 for the six months ended June 30, 2022 (2021: RMB 182 ). • Interest income represents interest from deposits placed with CNPC and its fellow subsidiaries. The total interest income amounted to RMB 186 for the six months ended June 30, 2022 (2021: RMB 67 ). The balance of deposits at June 30, 2022 was RMB 51,938 (December 31, 2021: RMB 36,489 ). • Interest expense and other financial service expense, principally represents interest charged on the loans from CNPC and its fellow subsidiaries, insurance fee charged on the insurance services from CNPC and its fellow subsidiaries, etc. The total amount of these transactions amounted to RMB 2,830 for the six months ended June 30, 2022 (2021: RMB 3,055). • The borrowings from CNPC and its fellow subsidiaries at 30 June, 2022 were RMB 135,535 (December 31, 2021: RMB 133,800). • Rents and other payments paid to CNPC and its fellow subsidiaries represent (1) the rental expense paid by the Group according to Land Use Rights Leasing Contract and Buildings Leasing Contract between the Group and CNPC; (2) the payable by the Group (including all rents, leasing service fees and prices for exercising purchase options) for the period according to the leasing agreements entered into by the Group and CNPC and its fellow subsidiaries. The total rents and other payments amounted to RMB 3,105 for the six months ended June 30, 2022 (2021: RMB 3,123).

FINANCIAL STATEMENTS 177 PETROCHINA COMPANY LIMITED NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS For the six months ended June 30, 2022 (All amounts in RMB millions unless otherwise stated) Amounts due from and to CNPC and its fellow subsidiaries, associates and joint ventures of the Group included in the following accounts captions are summarised as follows: June 30, 2022 December 31, 2021 RMB RMB Accounts receivable 16,556 7,395 Prepayments and other current assets 26,252 24,925 Financial assets at fair value through other comprehensive income 1,649 1,850 Intangible and other non-current assets 38,396 15,696 Accounts payable and accrued liabilities 87,775 49,526 Contract liabilities 992 613 Lease liabilities 100,647 101,453 (b) Key management compensation Six months ended June 30 2022 2021 RMB’000 RMB’000 Emoluments and other benefits 4,136 3,804 Contribution to retirement benefit scheme 924 703 5,060 4,507 (c) Transactions with other state-controlled entities in the PRC Apart from transactions with CNPC and its fellow subsidiaries, associates and joint ventures, the Group’s transactions with other state-controlled entities include but are not limited to the following: • Sales and purchases of goods and services, • Purchases of assets, • Lease of assets, and • Bank deposits and borrowings These transactions are conducted in the ordinary course of the Group’s business.

178 FINANCIAL STATEMENTS 2022 INTERIM REPORT PETROCHINA COMPANY LIMITED NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS For the six months ended June 30, 2022 (All amounts in RMB millions unless otherwise stated) 19 FAIR VALUE ESTIMATION The methods and assumptions applied in determining the fair value of each class of financial assets and financial liabilities of the Group at June 30, 2022 and December 31, 2021 are disclosed in the respective accounting policies. The carrying amounts of the following financial assets and financial liabilities approximate their fair value as all of them are short-term in nature: cash and cash equivalents, time deposits with maturities over three months but within one year, accounts receivable, other receivables, trade payables, other payables and short-term borrowings. The fair values of fixed rate long-term borrowings are likely to be different from their respective carrying amounts. Analysis of the fair values and carrying amounts of long-term borrowings is presented in Note 14. The Group’s investments in derivative financial instruments and financial assets at fair value through other comprehensive income (“FVOCI”) are measured at fair value on the financial position date The fair value of derivative financial instruments are mainly categorised into Level 1 and Level 2 of the fair value hierarchy, which are based on the unadjusted quoted prices in active markets for identical assets or liabilities as inputs used in the valuation techniques, or the inputs other than quoted prices included within Level 1 that are observable either directly or indirectly. Trade accounts receivable and bills receivable in FVOCI are mainly categorised into Level 3 of the fair value hierarchy, which are based on that trade accounts receivable and bills receivable are mainly short-term bills of acceptance issued by banks, their fair values approximate the face values of the bills. The equity investments in FVOCI that are not held for trading are measured at fair value at the end of the reporting period. The fair value of such equity investments are mainly categorised into Level 1 of the fair value hierarchy, which are based on the unadjusted quoted prices in active markets for identical assets or liabilities as inputs used in the valuation techniques. As of June 30, 2022, financial assets and financial liabilities continuing to be measured at fair value are listed as follows in three levels: Level1 Level2 Level3 Total Assets Derivative financial assets: –Derivative financial assets 616 35,647—36,263 Financial assets at fair value through other comprehensive income: –Bills receivable — 6,183 6,183 –Other investments 687—249 936 1,303 35,647 6,432 43,382 Liabilities Derivative financial liabilities: –Derivative financial liabilities 5,697 33,516—39,213 5,697 33,516—39,213

FINANCIAL STATEMENTS 179 PETROCHINA COMPANY LIMITED NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS For the six months ended June 30, 2022 (All amounts in RMB millions unless otherwise stated) As of December 31, 2021, financial assets and financial liabilities continuing to be measured at fair value are listed as follows in three levels: Level 1 Level 2 Level 3 Total Assets Derivative financial assets: –Derivative financial assets 2,625 1,288—3,913 Financial assets at fair value through other comprehensive income: –Bills receivable — 3,975 3,975 –Other investments 905—263 1,168 3,530 1,288 4,238 9,056 Liabilities Derivative financial liabilities: –Derivative financial liabilities 726 3,155—3,881 726 3,155—3,881 The Group uses discounted cash flow model with inputted interest rate and commodity index, which were influenced by historical fluctuation and the probability of market fluctuation, to evaluate the fair value of the bills receivable classified as Level 3 financial assets.

180 DOCUMENTS AVAILABLE FOR INSPECTION 2022 INTERIM REPORT DOCUMENTS AVAILABLE FOR INSPECTION The following documents will be available for inspection at the headquarters of the Company in Beijing upon request by the relevant regulatory authorities and shareholders in accordance with the Articles of Association and the laws and regulations: 1. The financial statements under the hand and seal of the Chairman Mr. Dai Houliang, Director and President Mr. Huang Yongzhang and Chief Financial Officer Mr. Wang Hua of the Company. 2. The original copies of the documents and announcements of the Company published in the newspaper designated by the China Securities Regulatory Commission during the reporting period. 3. The interim reports published on other stock markets.

CONFIRMATION FROM THE DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT 181 CONFIRMATION FROM THE DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT According to the relevant provisions and requirements of the Securities Law of the People’s Republic of China and the Measures for Information Disclosure of Companies Offering Shares to the Public promulgated by the China Securities Regulatory Commission, as the Directors, Supervisors and Senior Management of PetroChina Company Limited, we have carefully reviewed the interim report for 2022 and concluded that this interim report truly, accurately and completely represents the business performance of the Company, it contains no false representations, misleading statements or material omissions and its preparation and review process complies with laws, regulations and the requirements of the China Securities Regulatory Commission. Signatures of the Directors, Supervisors and Senior Management: Dai Houliang Hou Qijun Duan Liangwei Jiao Fangzheng Huang Yongzhang Ren Lixin Xie Jun Elsie Leung Oi-sie Tokuchi Tatsuhito Cai Jinyong Jiang, Simon X. Cai Anhui Xie Haibing Zhao Ying Wang Liang Cai Yong Lan Jianbin He Jiangchuan Jin Yanjiang Tian Jinghui Yang Jigang Zhang Minglu Zhu Guowen Zhang Daowei Wan Jun Wang Hua August 25, 2022 This interim report is prepared in English and Chinese. In the event of any inconsistency between the two language versions, the Chinese version shall prevail.